File No. 70-10047

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM U-1

APPLICATION AND/OR DECLARATION UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

PG&E CORPORATION

One Market, Spear Tower, Suite 400
San Francisco, California 94105

PACIFIC GAS AND ELECTRIC COMPANY
77 Beale Street
San Francisco, California 94177

NEWCO ENERGY CORPORATION
77 Beale Street
San Francisco, California 94177

ELECTRIC GENERATION LLC
77 Beale Street
San Francisco, California 94177
(Name of companies filing this statement and addresses of principal executive offices)

PG&E CORPORATION

One Market, Spear Tower, Suite 400
San Francisco, California 94105
(Name of top registered holding company parent of each applicant or declarant)

The Commission is requested to send copies of all notices, orders, and communications in connection with this Application to:

Richard Jones	Joshua Bar-Lev
PG&E Corporation	Pacific Gas And Electric Company
1 Market, Spear Tower, Suite 400	77 Beale Street
San Francisco, California 94105	San Francisco, California 94177

Richard Jones	Steven R. Loeshelle
Newco Energy Corporation	Dewey Ballantine LLP
77 Beale Street	1301 Avenue of the Americas
San Francisco, California 94177	New York, New York 10019-6092

Richard Jones	Earle H. O’Donnell
Electric Generation LLC	Dewey Ballantine LLP
77 Beale Street	1775 Pennsylvania Avenue, N.W.
San Francisco, California 94177	Washington, DC 20006-4605

(Name and address of agents for service)

PG&E Corporation, its subsidiary, Pacific Gas and Electric Company, a debtor-in-possession, and Debtor’s subsidiary, Newco Energy Corporation, hereby amend and restate, and Newco’s subsidiary, Electric Generation LLC, hereby joins into, their Application and/or Declaration on Form U-1 in File No. 70-10047 as follows:

ITEM 1.     Description of the Proposed Transaction

A.    Introduction and Summary of the Proposed Transaction

1.    Introduction.

PG&E Corporation (“Parent”), its subsidiary, Pacific Gas and Electric Company (“Debtor”), a debtor-in-possession, Debtor’s subsidiary, Newco Energy Corporation (“Newco”) and Newco’s subsidiary, Electric Generation LLC (“Gen”) (collectively, the “Applicants”), seek approval of the transactions proposed herein pursuant to Section 9(a)(2) of the Public Utility Holding Company Act of 1935, as amended (the “Act”). Parent and Newco propose to acquire, directly or indirectly, more than 5% of the outstanding voting securities of two new public utility companies in order to effectuate Debtor’s plan to emerge from bankruptcy. As part of a Plan of Reorganization jointly proposed by Parent and Debtor (“Proponents”) and submitted to the United States Bankruptcy Court for the Northern District of California (“Bankruptcy Court”) on September 20, 2001 under Chapter 11 of the Bankruptcy Code, (as amended on December 19, 2001, March 7, 2002, and April 19, 2002 and as it may be further amended from time to time, the “Plan”), Parent and Debtor have developed a realignment and regrouping of Debtor’s assets and liabilities which will enable Debtor to emerge from bankruptcy with all allowed creditors’ claims paid in full with interest, with Plan implementation requiring no increase in retail rates, and with each new and surviving entity being viable and creditworthy, thereby providing benefits to creditors, energy consumers and investors.

On April 24, 2002, the Bankruptcy Court approved the Disclosure Statement for the Plan as submitted on April 19, 2002 (and as corrected by an errata filed on the same date). On May 15, 2002, the Bankruptcy Court also approved the disclosure statement relating to an alternative plan of reorganization proposed by the California Public Utilities Commission (“CPUC”) and established a schedule for solicitation of creditors’ votes on the Plan, as well as the CPUC’s alternative plan, including June 17, 2002 for the beginning of solicitation of creditors’ votes and August 12, 2002 as the due date for voting ballots. The Bankruptcy Court ordered that all objections to confirmation of either plan be filed by July 17, 2002 and determined that the hearing to consider confirmation of a plan (the “Confirmation Hearing”) will begin with a status conference on August 1, 2002 and will be continued from time to time thereafter without further notice.

Applicants respectfully request the Securities and Exchange Commission’s (“Commission”) expeditious approval of the transaction proposed, which will be shown herein to meet the standards of Section 9(a)(2) and, by reference, the standards of Section 10:

•	The Plan will have no anti-competitive effect, representing as it does only a regrouping of assets and businesses under existing ownership (Section 10(b)(1));

•	Fees and commissions will be within accepted ranges (Section 10(b)(2));

•	The resulting entities will be creditworthy, reflecting capital structures supportive of investment-grade credit ratings (Section 10(b)(3));

•
The businesses and assets allocated to discrete entities will be interconnected utility assets in a single region, capable of effective management and in each case subject to effective regulation (Section 10(c)(1));

•
The Plan will benefit Debtor and its investors, ratepayers and creditors by (1) permitting its emergence from bankruptcy with payment of all allowed claims in full and (2) not requiring a retail rate increase (Section 10(c)(2)); and

•	The Plan will reflect compliance with applicable state law, taking into account federal preemption as determined by the Bankruptcy Court (Section 10(f)).

2.    Restructuring of Debtor.

Under the Plan, Debtor’s assets and liabilities will be grouped into four companies, reflecting Debtor’s four distinct lines of business: electric transmission; electric generation; gas transmission; and gas and electric local distribution. The electric transmission, electric generation and gas transmission businesses will be conducted, respectively, by three newly formed, indirect subsidiaries of Parent: ETrans LLC (“ETrans”), Gen and its subsidiaries (“GenSub LLCs”), and GTrans LLC (“GTrans”). The gas and electric local distribution business will continue to be conducted by Debtor (referred to herein as “Reorganized Debtor” for periods after its separation from the other companies).

The following transactions will be implemented to effectuate the Plan:

•
On the effective date of the Plan (“Plan Effective Date”) Debtor will transfer its electric transmission and electric generation utility assets and certain associated assets and liabilities to two new public utility companies, ETrans (electric transmission assets) and Gen (and to the GenSub LLCs) (electric generation assets) and will transfer its natural gas transportation assets and certain associated assets and liabilities to a non-utility company, GTrans (ETrans, Gen and GTrans are held by Debtor’s newly created, wholly owned subsidiary, Newco);

•	On the same day, Debtor is scheduled to transfer to Parent all the stock in Newco (the “Restructuring”); and

•
Parent will transfer to the shareholders of Parent all of the common stock in Reorganized Debtor, also a public utility company, that it holds directly (the “Spin-Off”). All of these transactions are collectively referred to herein as the “Transaction.”

In connection with the Transaction, ETrans, Gen and GTrans will issue long-term notes for cash and will transfer to Debtor up to the full amount of the cash proceeds thereof (after funding their respective near-term working capital requirements), which Debtor will use to pay allowed claims of its creditors.1 In addition, ETrans, Gen and GTrans will issue long-term notes to Debtor which Debtor will also use to pay allowed claims of its creditors. Debtor also will issue long-term notes for cash, up to the full amount of which it will use to pay allowed claims of its creditors, and will issue long-term mortgage bonds to replace certain existing long-term mortgage bonds. To the extent that claims are undetermined when the Plan becomes effective, long-term notes issued to Debtor by ETrans, Gen and GTrans may be deposited in one or more escrow accounts and then later distributed. Allocations of debts and liabilities among Debtor, ETrans, Gen and GTrans have been designed to be at levels capable of being serviced by these companies and to justify investment-grade credit ratings.

Debtor will make the asset transfers after the receipt of an order from the Bankruptcy Court confirming the Plan (“Confirmation Order”) and the receipt of regulatory approvals from the Federal Energy Regulatory Commission (“FERC”), the Nuclear Regulatory Commission (“NRC”), and this Commission under Section 9(a)(2) of the Act. Upon the asset transfers, ETrans and Gen, which are subsidiaries of Newco and indirect subsidiaries of Debtor, will become public utility companies. On the same day as the transfers of assets and on the Plan Effective Date, Debtor is scheduled to pay a dividend of all of the common stock of Newco to Parent.2 Debtor will declare and, on the Plan Effective Date, or as soon as is practicable thereafter, pay a stock dividend to Parent so that the number of issued and outstanding shares of common stock of Debtor owned directly by Parent will be the same as the number of issued and outstanding shares of common stock of Parent.3 Then Parent will implement the Spin-Off, on or as soon as practicable after the Plan Effective Date, by paying a dividend of all the common stock of Debtor owned directly by Parent to the shareholders of Parent. As a result of the Spin-Off, Reorganized Debtor will no longer be affiliated with ETrans, Gen or GTrans. The reorganization will have no effect on Parent’s ownership of PG&E National Energy Group LLC (“NEG LLC”) and its non-utility businesses (except for the transfer of certain natural gas transmission facilities from a subsidiary of NEG LLC to GTrans). The following charts illustrate the corporate structure of Parent and Debtor (1) before the Transaction, (2) after the Restructuring but before the Spin-Off and (3) after the Spin-Off, respectively. More detailed organization charts illustrating the corporate structure of Parent and its subsidiaries before and after the Transaction are provided in Exhibits G-5 and G-6, respectively.

[1]
Allowed claims include the amounts owed with respect to the period prior to the Petition Date and applicable interest accrued and unpaid during such period. Interest accrued but unpaid after the Petition Date will be paid on most, but not all, allowed claims.

[2]
Parent owns directly approximately 94% of Debtor’s common stock. The other approximately 6% of Debtor’s common stock is held by PG&E Holdings LLC, a wholly owned subsidiary of Debtor that was formed for the purpose of holding repurchased shares of Debtor. PG&E Holdings LLC will not participate in this dividend.

[3]	PG&E Holdings LLC will not participate in this dividend.

#1 PACIFIC GAS AND ELECTRIC COMPANY
AND PG&E CORPORATION PRIOR TO IMPLEMENTATION OF THE PLAN OF REORGANIZATION4
(BEFORE THE PLAN EFFECTIVE DATE)

[4]	Shows only significant subsidiaries. Note that utility assets have not yet been transferred to the subsidiaries of Newco.

#2 CORPORATE STRUCTURE OF PACIFIC GAS AND ELECTRIC COMPANY
AND PG&E CORPORATION AFTER THE RESTRUCTURING BUT BEFORE THE SPIN-OFF5
(AFTER CONFIRMATION AND REGULATORY APPROVALS AND ON THE PLAN EFFECTIVE DATE)

[5]
Shows only significant subsidiaries. Note that utility assets are scheduled to be transferred to the subsidiaries of Newco on the Plan Effective Date and before the transfer of Newco to Parent, which also is scheduled to occur on the Plan Effective Date.

#3 CORPORATE STRUCTURE OF PACIFIC GAS AND ELECTRIC COMPANY
AND PG&E CORPORATION AFTER THE SPIN-OFF6
(ON OR AFTER THE PLAN EFFECTIVE DATE)

[6]	Shows only significant subsidiaries.

3.    Purpose and Benefits of the Plan.

Prior to the summer of 2000, Debtor was one of the healthiest electric and gas utilities in the United States, enjoying investment-grade credit ratings and consistently paying dividends to its shareholders. Debtor now finds itself in bankruptcy, due to a number of events outside of its control or the control of Parent. As part of the implementation of California’s restructuring of its electric market beginning in 1998, Debtor and the other California investor-owned utilities were strongly encouraged by state regulators to divest a large portion of their generation assets. Debtor subsequently divested all of its generation assets other than the nuclear, hydroelectric and fossil fueled assets that it currently holds, as discussed herein. Under state law and regulation, retail rates were reduced 10% for residential and small commercial customers and frozen during a transition period to end not later than March 31, 2002, which was intended to provide an opportunity for the utilities to recover the costs of their generation assets that were presumed to be uneconomic in a fully competitive market. For the first two years, the wholesale power market created through the restructuring produced prices that were generally less than the generation costs included in retail rates, even after the retail rate reduction imposed by state law. However, beginning in June 2000, market prices for wholesale electricity in California began to escalate.

In the second half of 2000 and in January 2001, Debtor was required at times to procure power at over 30 cents per kilowatt-hour (“kWh”), yet was required to sell that power at 5.4 cents to 6.4 cents per kWh. The unprecedented and extraordinary revenue shortfall, the result of the price differential between what Debtor was paying for power and the price at which it was allowed to sell power, reached over $1.3 billion in the month of December 2000 alone. Debtor made formal requests to the CPUC to allow Debtor to recover in its retail rates the costs Debtor was incurring to purchase power in the wholesale market, but the CPUC did not grant the requested relief. To halt the deterioration of its financial position and restore the company to financial health, Debtor filed a Chapter 11 petition on April 6, 2001 (the “Petition Date”). By the Petition Date, Debtor had incurred approximately $8.9 billion7 in procurement costs that it was unable to collect from its customers.

In order to emerge from bankruptcy, satisfy its creditors and meet capital requirements associated with serving its customers, it is imperative that Debtor reestablish its creditworthiness and access to capital markets. The purpose of the Plan is to realize the inherent value of Debtor’s assets, pay the allowed claims of Debtor’s creditors in full and enable Debtor to emerge from its bankruptcy. The Plan also avoids the loss of value to taxes that would result from sales of Debtor’s assets.

[7]
The $8.9 billion represents the amount purchased by Debtor from the Power Exchange pursuant to FERC tariffs and includes $6.6 billion for energy and ancillary services provided by third parties and $2.3 billion for energy and ancillary services supplied by Debtor’s own generation assets. (See Exhibit D-1.2 at 2-3, Testimony of Kent M. Harvey, Senior Vice President—Chief Financial Officer and Treasurer of Debtor, attached hereto).

Under the Plan more than $9 billion of investment-grade debt will need to be issued or refinanced. The Plan was structured with the advice and assistance of Lehman Brothers (“Lehman”) to meet the rating agencies’ requirements for investment-grade credit ratings. Meeting these requirements is necessary for access to investment-grade capital markets. (See Exhibit D-1.6, Testimony of Joseph Sauvage, attached hereto). As discussed in the opinion of Lehman, attached hereto as Exhibit G-1, only the investment-grade capital markets (and not the high yield markets) have the depth of demand capable of meeting the more than $9 billion financing requirement. To meet the requirements for investment-grade credit ratings, the Plan includes, among other key elements, the realignment of the regulation of Debtor’s businesses between state and federal regulators, the execution of a long-term power purchase agreement between Reorganized Debtor and Gen, the allocation of assets based upon a cash flow analysis of the ability of these assets to service allocated liabilities and the ongoing jurisdiction of the Bankruptcy Court to enforce certain of the Plan’s terms.

FERC rate jurisdiction over many of the transactions between ETrans, Gen, GTrans and Reorganized Debtor which results from the implementation of the Plan is essential in enabling the companies to achieve investment-grade ratings and raise the amount of debt necessary to emerge from bankruptcy. Exhibits D-1.6, Testimony of Joseph Sauvage; D-1.7, Testimony of James Asselstine; and G-1, Opinion Letter of Lehman Brothers, contain evidence of Lehman’s views to this effect.

As a result of implementation of the Plan, each of ETrans, Gen, GTrans and Reorganized Debtor is expected to receive investment-grade credit ratings for its long-term debt instruments. (See Section D-2 below). The Plan satisfies multiple financial objectives: (1) the Plan will create businesses that will be financially viable with investment-grade credit ratings; (2) the Plan will provide for Reorganized Debtor, ETrans, Gen and GTrans to issue the notes needed to finance, together with the cash on hand, the payment of the allowed claims of Debtor’s creditors in full; (3) the Plan will permit ongoing access to the capital markets enabling the entities to make investments in needed gas and electric facilities in California; and (4) subject to appropriate assurances of cost recovery as set forth under the Plan, Reorganized Debtor also will be in a position in the future to resume purchases of power to fulfill its “net open position,”8 which is currently met by the State of California’s Department of Water Resources (“DWR”).

The Plan also provides for the continued ownership of Debtor’s assets by California companies that will continue to operate the assets consistent with sound business and environmental policies. The Plan enables Reorganized Debtor and the new public utility subsidiaries of Parent to maintain a qualified workforce, and it keeps Debtor’s utility assets intact and integrated, rather than selling them piecemeal to satisfy Debtor’s debts. It avoids the diversion of assets to tax payments that would result if the assets were sold to third parties.

[8]	The net open position is the amount of power not provided from (1) Debtor’s own generation assets and long-term power contracts or (2) contracts entered into by DWR to serve Debtor’s retail load.

The restructured electric transmission, electric generation, gas transmission and electric and gas local distribution businesses will all continue to be regulated to protect the public interest. FERC will continue to have exclusive jurisdiction over rates and terms of service for the electric transmission business since it involves transmission of electric energy in interstate commerce. Similarly, FERC will have exclusive jurisdiction over sales of power at wholesale in interstate commerce by the electric generation business. FERC also will have jurisdiction over the hydroelectric facilities under Part I of the FPA, and the NRC will have jurisdiction over the nuclear facilities. FERC also will have jurisdiction over the facilities, rates and terms of service of the gas transmission business.9

However, notwithstanding the FERC’s current and continuing jurisdiction over significant aspects of Debtor’s current business and the businesses to be undertaken by the new entities under the Plan, the CPUC will continue its historical role of regulating retail gas and electric service and rates. Under the Plan, the output of the generation facilities will be sold to Reorganized Debtor under a FERC-approved rate schedule. The CPUC, however, will still regulate the retail distribution and sale of that power to consumers, subject to the federal “filed rate” doctrine. In addition, other state and local agencies and political subdivisions will continue their traditional role of regulating the public health and safety aspects of Reorganized Debtor as well as ETrans, GTrans and Gen under applicable laws and regulations. Applicants do not seek to preempt such ongoing regulation and do not contend that the Confirmation Order should do so. On the contrary, the Plan contemplates that Reorganized Debtor will retain all of the thousands of existing permits and licenses necessary for its business and continue to operate under their existing terms and conditions, and that each of ETrans, GTrans and Gen will in effect “step into the shoes” of Debtor with respect to all existing permits and licenses applicable to their respective businesses and operate under the existing terms and conditions without change. Pursuant to the permits, licenses and franchises, Debtor has rights to occupy and/or use public property and to conduct certain operations. There are also over 520 existing franchises (“Franchises”) granted by various cities and counties throughout Debtor’s service territory, allowing Debtor as Franchise holder to occupy and use the public streets and roads over which certain of Debtor’s electric and gas distribution and/or transmission systems are located. The Plan contemplates that Reorganized Debtor will assume the Franchises and will not seek to

[9]
FERC will regulate GTrans and Gen because their activities after the Plan Effective Date will be interstate rather than intrastate. Gen will be engaged solely in making sales for resale; such wholesale sales are, by definition, in interstate commerce. See Federal Power Act (“FPA”) §201. Under the Plan, GTrans will acquire certain pipeline assets in Oregon and thereafter conduct business as an interstate pipeline under the Natural Gas Act of 1938, as amended (the “NGA”). FERC has exclusive jurisdiction over such interstate transactions and facilities. FPA §201(b) (the FPA “shall apply to the transmission of electric energy in interstate commerce and to the sale of electric energy at wholesale in interstate commerce” and “[t]he Commission [now the FERC] shall have jurisdiction over all facilities for such transmission or sale of electric energy.”); Federal Power Commission v. Southern Cal. Edison Co., 376 U.S. 205, 215-16 (1964) (“Section 201(b) embodies a clear grant of power. . . . Congress meant to draw a bright line easily ascertained, between state and federal jurisdiction. . . . This was done in the [Federal] Power Act by making FPC [now FERC] jurisdiction plenary and extending it to all wholesale sales in interstate commerce, except those which Congress has made explicitly subject to regulation by the states.”); NGA §717a (“the business of transporting and selling natural gas for ultimate distribution to the public is affected with a public interest, and that Federal regulation in matters relating to the transportation of natural gas and the sale thereof in interstate and foreign commerce is necessary in the public interest.”); Schneidewind v. ANR Pipeline and ANR Storage Co., 485 U.S. 293, 300 (1988) (“The NGA long has been recognized as a ‘comprehensive scheme of federal regulation of all wholesales of natural gas in interstate commerce.’”).

assign such Franchises; rather, ETrans and GTrans will enter into new Franchise agreements in the ordinary course of business where necessary and appropriate.10

Examples of the types of non-CPUC public health and safety regulation which will continue without change under the Plan include such matters as the safety of the operation, financing and decommissioning of nuclear generating facilities, regulated by the NRC; workplace safety, overseen by both the California Department of Industrial Relations, Division of Occupational Safety and Health, and the United States Occupational Safety and Health Administration; operation of hydroelectric facilities pursuant to comprehensive plans which balance the energy and environmental values and needs of navigable water resources in the state, regulated by the FERC; air emissions from utility facilities, regulated by the California Air Resources Board and local air quality management districts; water quality standards applicable to utility facilities, overseen by the U.S. Environmental Protection Agency and the California regional water quality control boards; timber harvesting on lands owned by private parties, under the oversight of the California Department of Forestry and Fire Protection; and land use and development, regulated by various state, local and regional zoning and planning commissions and political subdivisions. Likewise, in the case of safety regulation of Debtor’s natural gas transmission and storage system, the substantive standards established by the Department of Transportation under the federal Pipeline Safety Act will continue unchanged, even though the CPUC will no longer administer that program under its current delegation from the Secretary of Transportation; rather, this authority will be exercised directly by the Department of Transportation.

4.    Need for Expeditious Approval of the Transaction.

As explained in detail below, Applicants believe that the Plan meets the statutory requirements of Section 9(a)(2) and, by reference therein, Section 10 of the Act and serves the public interest, including the interests of investors and consumers. Accordingly, Applicants request that the Commission promptly approve this Application so that the Plan can be implemented as soon as possible. Applicants are seeking regulatory and bankruptcy approvals during the spring and summer of 2002, so that the Plan Effective Date will be achieved on or before January 1, 2003. As noted above, the Bankruptcy Court has established a schedule for solicitation of creditors’ votes on the Plan, as well as the alternative plan of reorganization proposed by the CPUC, including June 17, 2002 for the beginning of solicitation of creditors’ votes and August 12, 2002 as the due date for voting ballots. The Bankruptcy Court determined that the Confirmation Hearing will begin with a status conference on August 1, 2002 and will be continued from time to time thereafter without further notice. Applicants therefore request that the Commission approve this application by August 30, 2002, so that the Transaction can be completed within the time frame proposed to the Bankruptcy Court. Debtor’s pre-petition creditors will not be paid (other than those exceptions for which the Bankruptcy Court has approved payment) and the benefits of restoring the financial health of Debtor’s businesses will

[10]
There are two exceptions with respect to the assignment of Franchises: an existing gas Franchise with Modoc County will be assumed by Reorganized Debtor and assigned to GTrans, and an existing gas Franchise with San Bernardino County will be assumed by Reorganized Debtor and assigned to GTrans.

not be realized until the Plan is implemented. (See Exhibit D-1.2, Testimony of Kent Harvey, attached hereto). While Chapter 11 has provided badly needed stability to Debtor’s financial situation, it is only an interim step to allow reorganization on a basis that is sustainable over the long term.

It is in the public interest for Debtor to emerge from bankruptcy quickly for a number of reasons. First, a protracted bankruptcy will delay resolution of the claims of thousands of Debtor’s creditors, who will not receive payment until the Plan becomes effective. For Debtor’s unsecured creditors, a lengthy bankruptcy or regulatory process, and resultant delays in payment, could impact their ability to continue normal business operations, or to survive additional economic shocks. A lengthy delay in payment to these creditors will compound the deleterious effects on them of unpaid debts. Debtor’s timely emergence from bankruptcy will provide certainty and operating funds to thousands of other entities, stemming a potentially devastating and continuing ripple effect from Debtor’s own economic distress.

Second, the uncertainty engendered by a prolonged stay in bankruptcy could lead already shaken creditors to resort to drastic measures to obtain payment of their debts. Creditors could petition the Bankruptcy Court for another method of debt repayment, including sales of assets, which, if granted, could prove detrimental to the interests of Debtor and its customers.

Third, prolonging Debtor’s emergence from bankruptcy threatens to perpetuate (and worsen) the current uncertainty in the energy marketplace. As a function of the deterioration in its credit rating in January 2001, Debtor has not been (and is not presently) deemed a creditworthy entity for purposes of making certain types of purchases in the energy market. Debtor will not be creditworthy again until it emerges from Chapter 11.

Finally, while Debtor’s internally generated cash flow is currently sufficient to fund its planned investments in infrastructure, there is no assurance that sufficient cash flow will continue if the bankruptcy proceedings drag on. Debtor’s prompt emergence from bankruptcy will protect Debtor’s customers from the decline in service and reliability that would inevitably follow an impairment of Debtor’s ability to continue to make capital investments.

5.    Exemption from Registration.

All of Parent’s and its public utility subsidiaries’ activities, as defined under the Act, and Reorganized Debtor’s activities, will be conducted in California, in which each of such entities is organized. Consequently, Parent notes that it will continue to qualify for its exemption under Section 3(a)(1) of the Act by virtue of Rule 2 of the Commission’s regulations, 17 C.F.R. § 250.2, after consummation of the Transaction discussed herein. Furthermore, upon the filing of a Form U-3A-2, Newco will qualify for exemption under Section 3(a)(1) by virtue of Rule 2 because all activities of Newco and its public utility subsidiaries will be conducted in California, in which Newco and each of its public utility subsidiaries are organized.11 Applicants request that the Commission concur with their view that the GenSub LLCs will not be public utility companies as described below, even though they will hold legal title to electric generation assets, because the GenSub LLCs will be passive owners that will hold only very limited rights and responsibilities associated with the assets under the agreements pursuant to which they will lease the assets to Gen. (In the alternative, if the Commission finds that the GenSub LLCs are public utility companies, Applicants request Commission approval of the acquisition of the GenSub LLCs by Gen, Newco and Parent, and Applicants commit that Gen will promptly file under Rule 2 for an exemption from registration pursuant to Section 3(a)(1) of the Act.)

Debtor will temporarily hold two public utility companies, ETrans and Gen, through its wholly owned subsidiary, Newco. Newco, and indirectly ETrans and Gen, are scheduled to be transferred to Parent on the same day on which ETrans and Gen acquire utility assets and thus become public utility companies. Under the “simultaneous merger” doctrine16 Debtor should not require Commission approval under Section 9(a)(2) of the Act for its transitory acquisition of ETrans and Gen and should not be considered a holding company under Section 2(a)(7) of the Act. If unforeseen circumstances delay the transfer of Newco to Parent for more than a de minimis period to a date after the acquisition by ETrans and Gen of utility assets, with the result that Debtor temporarily will be a holding company under the Act, then Debtor will file under Rule 2 for an exemption from registration pursuant to Section 3(a)(1) of the Act. Should the Commission determine that its approval is required for Debtor to temporarily and briefly acquire and hold ETrans and Gen while under an obligation to transfer ownership of ETrans and Gen (through transfer of Newco) to Parent, such approval is hereby requested.

B.    Background

1.     Description of the Parties.

a)    PG&E Corporation:

Parent was incorporated under the laws of the State of California in 1995 and became the holding company of Debtor on January 1, 1997. In addition to its utility subsidiary, Debtor, Parent owns a number of non-utility businesses under its non-utility subsidiary holding company,

[11]
The only “public-utility company” activity or investment of Parent today is Debtor, which conducts all of its public utility activities in California. The activities of Parent’s subsidiaries outside of California fall into two categories, neither of which is a utility activity considered for purposes of determining whether a holding company derives a material portion of its income from public-utility companies under Section 3(a)(1): activities that, while falling within the definition of “public-utility company” under Section 2(a)(5) of the Act, 15 U.S.C. § 79b(a)(5), have been defined as not being “public-utility company” activities by legislative fiat (exempt wholesale generators and qualifying facilities) and activities that do not fall within the definition of “public-utility company” under the Act at all (such as interstate gas transmission). As a result of the Transaction, Parent and its subsidiaries will engage in no additional activities beyond those they conduct today, and therefore Parent will continue to qualify for an exemption under Section 3(a)(1). Similarly, Newco will engage in no additional activities beyond those conducted today by Parent and its subsidiaries, and therefore Newco will qualify for an exemption under Section 3(a)(1).

[12]
Ass’n of Mass. Consumers, Inc. v. SEC, 516 F.2d 711, 717 (D.C. Cir. 1975); see also Nat’l Propane Corp., HCAR No. 20684, 1978 SEC LEXIS 859, **14-15 (Aug. 24, 1978); Wisc. Energy Corp., 1993 SEC No-Act. LEXIS 1237 (Dec. 17, 1993); SCANA Corp., 1990 SEC No-Act. LEXIS 1038 (Jun. 14, 1990).

NEG LLC. Parent’s common stock and related preferred stock purchase rights are publicly traded on the New York Stock Exchange. The principal executive offices of Parent are located at One Market, Spear Tower, Suite 2400, San Francisco, California 94105. Parent is a public utility holding company exempt from the provisions of the Act, except Section 9(a)(2), by reason of its filing of annual exemption statements on Form U-3A-2 pursuant to Rule 2 of the Commission’s regulations.

b)    Newco Energy Corporation:

Newco was incorporated under the laws of the State of California on October 19, 2001. Newco is a wholly owned, direct subsidiary of Debtor and after the Restructuring will be a wholly owned, direct subsidiary of Parent. Newco is the sole member of three limited liability companies: ETrans, Gen and GTrans. The principal executive offices of Newco are located at 77 Beale Street, San Francisco, California 94177. Currently, Newco holds no public utility assets. However, upon the transfer of public utility assets from Debtor to Newco’s subsidiaries, ETrans and Gen, Newco will be a public utility holding company. Newco intends to file a Form U-3A-2 pursuant to Rule 2 of the Commission’s regulations to obtain an exemption from the provisions of the Act, except Section 9(a)(2).

Newco will be transferred to Parent in the Restructuring. The existence of Newco as an intermediate holding company between Parent and its new subsidiaries described above is necessary to effectuate the Restructuring in a manner designed to achieve the intended tax-free treatment from a federal income tax perspective.

c)    Pacific Gas and Electric Company:

Debtor is a California corporation incorporated in 1905. Effective January 1, 1997, Debtor became a direct, wholly owned subsidiary of Parent in a holding company reorganization in which the outstanding common stock of Debtor was converted on a share-for-share basis into common stock of the Parent. Debtor’s outstanding debt securities and preferred stock were unaffected by the holding company reorganization. The principal executive offices of Debtor are located at 77 Beale Street, San Francisco, California, 94177.

Debtor is an operating public utility engaged principally in the business of providing regulated electricity and natural gas distribution and transmission services throughout most of northern and central California. Debtor’s service territory covers approximately 70,000 square miles with an estimated population of approximately 13 million and includes all or a portion of 48 of California’s 58 counties. Debtor had approximately 19,000 employees as of December 31, 2001.

Debtor’s generation facilities, consisting primarily of hydroelectric and nuclear generating plants, have an aggregate net operating capacity of approximately 6,649 megawatts (“MW”). To transport electricity to load centers, as of December 31, 2001, Debtor owned approximately 18,648 miles of interconnected transmission lines of 60 kilovolts (“kV”) to 500 kV and transmission substations having a capacity of approximately 7,091 megavolt amperes (“MVa”). Debtor distributes electricity to its customers through approximately 116,460 circuit miles of distribution system and distribution substations having a capacity of approximately 24,894 MVa. For the year ended December 31, 2001, Debtor sold 46,921,888 MWh to its bundled retail customers and transported 3,982,112 MWh to direct access customers. In connection with the California electric industry restructuring, Debtor relinquished operational control, but not ownership, of its electric transmission facilities to the California Independent System Operator (“CAISO”). The CAISO controls the operation of the transmission system, is responsible for assuring the reliability of the electric system, provides open access transmission service on a nondiscriminatory basis, has responsibility for meeting applicable reliability criteria, planning transmission additions and assuring the maintenance of adequate reserves and is subject to tariffs filed with FERC.

Debtor owns and operates a gas transmission, storage and distribution system in California and offers gas transmission, storage and distribution services as separate and distinct services to its customers. Debtor served approximately 3.9 million gas customers as of December 31, 2001. As of that date, Debtor’s gas system consisted of approximately 6,254 miles of transmission pipelines, three gas storage facilities and 38,410 miles of gas distribution lines. Debtor’s peak send-out of gas on its integrated system in California during the year ended December 31, 2001, was 3,793 million cubic feet (“MMcf”). The total volume of gas throughput during 2001 was approximately 916,635 MMcf of which 270,556 MMcf was sold to direct end-use or resale customers, and 646,079 MMcf was transported as customer-owned gas.

Debtor is currently subject to both federal and state regulation. At the federal level, FERC regulates, among other things, electric transmission rates and access, interconnections, operation of the CAISO and terms and rates of wholesale electric power sales. In addition, most of Debtor’s hydroelectric facilities operate pursuant to licenses issued by FERC. In some cases, certain facilities covered by FERC licenses are also subject to United States Forest Service Special Use Permits.

The NRC oversees the licensing, construction, operation and decommissioning of nuclear facilities, including Debtor’s Diablo Canyon Power Plant (“DCPP”) and the retired Humboldt Bay Power Plant Unit 3. NRC regulations require extensive monitoring and review of the safety, radiological and certain environmental aspects of Debtor’s nuclear facilities.

Except as preempted by the Bankruptcy Court with respect to actions taken under the Plan, at the state level, the CPUC currently has jurisdiction to set retail rates and conditions of service for Debtor’s electric distribution, gas distribution and gas transmission services in California. In addition, except as preempted by the Bankruptcy Court with respect to actions taken under the Plan, the CPUC also currently has jurisdiction over Debtor’s sales of securities, dispositions of utility property, energy procurement on behalf of its electric and gas retail customers, and certain aspects of Debtor’s siting and operation of its electric and gas transmission and distribution systems. To the extent electric power is sold for resale into wholesale markets, such sales are under the ratemaking jurisdiction of FERC.

The California Energy Commission (“CEC”) has jurisdiction over the siting and construction of new thermal electric generating facilities 50 MW and greater in size. The CEC also sponsors alternative energy research and development projects, promotes energy conservation programs and maintains a statewide plan of action in case of energy shortages. In addition, the CEC administers funding for public purpose research and development and renewable technologies programs. Debtor’s operations and assets also are regulated by a variety of other federal, state and local agencies.

d)    Reorganized Pacific Gas and Electric Company:

Upon completion of the Transaction, Reorganized Debtor will be an electric and gas local distribution company serving customers in northern and central California. In general, Reorganized Debtor will retain substantially all of Debtor’s electric and gas distribution assets (which account for a majority of Debtor’s existing assets). Debtor also will retain certain minor generation assets that are not essential to Gen’s business and that either are undergoing decommissioning (i.e., the Hunters Point fossil power plant and Humboldt Bay fossil and nuclear power plant assets)13 or are not subject to regulation under Part I of the FPA (i.e., two small hydroelectric projects, Lime Saddle and Coal Canyon, and their associated lands, appurtenances and water contracts).14 Pursuant to Section 365 of the Bankruptcy Code, Reorganized Debtor will assume and retain ownership in the bilateral energy purchase agreements entered into between Debtor and (1) third party gas suppliers and (2) QFs and other third party power suppliers (other than Debtor’s contracts to purchase power from irrigation districts and water agencies (“Irrigation District Contracts”).15 Reorganized Debtor has identified conditions upon which it will reassume the obligation to procure power on behalf of its retail electric customers, as described below. Reorganized Debtor also will assume wholesale power sales agreements with two of Debtor’s wholesale customers, the Western Area Power Authority (“WAPA”) and the City and County of San Francisco (“CCSF”).

Currently, all of the outstanding shares of common stock of Debtor are held directly or indirectly by Parent (Parent holds approximately 94% of Debtor’s common stock directly and approximately 6% indirectly through PG&E Holdings LLC, a wholly owned subsidiary of Debtor). At the conclusion of the Transaction, as described in more detail below, the shareholders of Parent will own directly all of the outstanding shares of common stock of Debtor (except for the approximately 6% of Debtor’s shares held by PG&E Holdings LLC). In addition, a number of series of preferred stock of Debtor are issued and outstanding, all of which are held by public shareholders. The preferred stock of Debtor will remain in place as preferred stock of Reorganized Debtor.

[13]
The Hunters Point power plant will be shut down and dismantled pursuant to a settlement agreement while the Humboldt Bay power plant includes a small non-operating nuclear power facility that is now in the early stages of decommissioning. Reorganized Debtor will complete the decommissioning activities for these facilities subject to existing CPUC oversight and ratemaking and, in the case of Humboldt Bay, Unit 3, subject to the oversight of the NRC.

[14]	The Lime Saddle and Coal Canyon facilities are not subject to FERC operating licenses because FERC has disclaimed mandatory licensing jurisdiction over these projects.
[15]
Debtor will assume under the Bankruptcy Code and transfer to a subsidiary of Gen (Bucks Creek LLC) the sales obligations under one wholesale contract (the “Grizzly Contract”). The Grizzly Contract provides, among other things, for certain power sales to Silicon Valley Power (“SVP”).

Substantially all of the current employees of Debtor who are not transferred to or offered employment with ETrans, GTrans or Gen will remain as employees of Reorganized Debtor as of the Plan Effective Date.

Upon consummation of the Plan, the CPUC will continue to have jurisdiction over Reorganized Debtor’s retail electric and gas distribution assets, rates and services, including the manner in which Reorganized Debtor’s retail costs are allocated among various classes of the State’s energy customers.

e)    ETrans LLC:

ETrans is a California limited liability company formed under California law on October 29, 2001 with Newco as its sole member. As described more fully in Section C.1 below, on the Plan Effective Date, Debtor is scheduled to transfer to ETrans the majority of its electric transmission assets, including all of Debtor’s transmission assets that are currently under CAISO control, as well as certain associated assets and liabilities. Debtor is also requesting FERC authorization to transfer to ETrans ownership of certain minor assets currently recovered in CPUC-jurisdictional retail rates but necessary to CAISO operations. Effective on the Plan Effective Date, ETrans will transfer to Debtor approximately $400 million in cash resulting from issuance of long-term notes in the capital markets and approximately $650 million in other long-term notes16 and will assume certain of Debtor’s other contractual and contingent liabilities. After the transfers of assets and on the Plan Effective Date, Debtor will pay a dividend of all of the outstanding common stock of Newco to Parent, and ETrans will continue as an indirect wholly owned subsidiary of Parent.

ETrans also will be assigned certain of Debtor’s contractual obligations, including those related to service over the Pacific Intertie, including certain Extra High Voltage (“EHV”) transmission agreements and contracts for the ownership, use and coordinated operation of the California-Oregon Transmission Project, several interconnection agreements with utilities and agencies in Debtor’s service area and certain other entities, and agreements associated with participation as a transmission owner in the CAISO.

In addition, ETrans will enter into interconnection agreements with Reorganized Debtor and with Gen to allow them access to CAISO-provided transmission services. As part of the restructuring of the California electric market Debtor filed with FERC, and FERC accepted, a Transmission Owner Tariff (“TO Tariff”) with respect to its transmission facilities that are part of the CAISO-controlled grid. In 1998 Debtor and other investor-owned utilities in California relinquished control, but not ownership, of their transmission facilities to the CAISO. Under the terms of the TO Tariff, Debtor provides wholesale transmission service to customers in northern and central California that schedule transmission service through the CAISO. It serves a number of customers under transmission contracts that have certain grandfathered rights. The transmission facilities owned by ETrans will be under the operational control of an independent

[16]
The allocation between cash and notes may change based on market conditions and other factors; such changes will be reported by amendment. The amount of cash to be paid by ETrans to Debtor will be reduced by the amount necessary to fund ETrans’ near-term working capital requirements. Further, the amount of ETrans long-term notes to be issued to Debtor is subject to reduction in certain circumstances under terms set out in the Plan.

FERC-regulated system operator (initially, the CAISO until one or more regional transmission organizations (“RTO”) are established for the Western Interconnection).17

Section C.1. below “Description of Assets, Electric Transmission Business” contains a more detailed description of Debtor’s electric transmission businesses and assets that will be transferred to ETrans.

Most of Debtor’s current employees who provide services primarily for the electric transmission business will be transferred to or offered comparable positions with ETrans or its subsidiaries on or before the Plan Effective Date. Applicants anticipate that a total of approximately 1,100 to 1,300 managerial, professional, administrative and union employees will be employed by ETrans and its subsidiaries. Certain employees of Debtor currently provide engineering, maintenance, construction and other services that relate to both the distribution and electric transmission businesses of Debtor. After the Plan Effective Date, such employees may be employees of ETrans or Reorganized Debtor and provide services between Reorganized Debtor and ETrans pursuant to several agreements to be entered into between ETrans and Reorganized Debtor to allow for a transition to independent operations, as discussed in Section E below. To the extent any additional employees are required by ETrans, Debtor does not expect the associated cost of such employees to have a material impact on the Plan.

The FERC will continue to have jurisdiction over the rates, terms and conditions for all transmission and transmission-related services associated with ETrans’ assets, including, but not limited to, conditions of transmission access and interconnection (see Exhibit D-3 for ETrans’ filings with FERC of several such service agreements; FERC’s orders in response to these filings will be provided by amendment). The FERC also will have jurisdiction over ETrans under Section 8 of the FPA in association with the transmission-line only licenses held by ETrans. In addition, FERC will have jurisdiction over ETrans’ participation in the CAISO or any future FERC-approved Western RTO which will have operating control over ETrans’ transmission assets pursuant to FERC tariffs.

[17]
In December 1999, FERC issued its final rule on RTOs and encouraged utilities that own transmission systems to form RTOs on a voluntary basis. Regional Transmission Organizations, Order No. 2000, 65 Fed. Reg. 809 (Jan. 6, 2000), FERC Stats. & Regs. [Regs. Preambles 1996-2000] ¶ 31,089 (2000), order on reh’g, Order No. 2000-A, 65 Fed. Reg. 12,088 (Mar. 8, 2000), 90 FERC ¶ 61,201 (2000), appeals dismissed sub. nom.Pub. Util. Dist. No. 1 of Snohomish County, Washington v. FERC, Nos. 00-1174, et al. (D.C. Cir. Dec. 11, 2001) (per curiam) (“Order No. 2000”). In several orders issued on July 12, 2001, FERC indicated its strong preference for a single RTO that encompasses most of the Western United States, including California, and potentially Canadian provinces as well, that are interconnected in the region encompassed by the Western Systems Coordinating Council. On November 7, 2001, FERC issued an order stating that it will resolve the issues related to geographic scope of RTOs in pending RTO dockets following consultations with state commissions and that “the presence of three sub-regional organizations [in the West] (bound by a workable seams agreement) under a larger umbrella organization has the potential to succeed.” Order Providing Guidance on Continued Processing of RTO Filings, 97 FERC ¶ 61,146 at 61,633 (2001). No RTO is operational in the Western United States at this time. ETrans commits to joining a Western RTO approved by FERC. Until ETrans joins an RTO, ETrans will continue to participate in the CAISO.

f)    Electric Generation:

Gen is a California limited liability company formed under California law on October 29, 2001 with Newco as its sole member. As described more fully in Section C.2 below, on the Plan Effective Date, Debtor is scheduled to transfer to Gen and the GenSub LLCs the majority of Debtor’s electric generation assets, as well as certain associated assets and liabilities. The assets to be transferred to Gen and its subsidiaries consist, in principal parts, of the approximately 2,174 MW DCPP and a number of hydroelectric generating stations (with a total capability of approximately 3,893 MW) plus the Irrigation District Contracts (with a total capability of approximately 1,048 MW) under which Gen will receive power. Gen wholly owns the GenSub LLCs, which are California limited liability companies formed on October 30, 2001. Effective on the Plan Effective Date, Gen will transfer to Debtor approximately $850 million in cash resulting from issuance of long-term notes in the capital markets and approximately $1.55 billion in other long-term notes18 and will assume certain of Debtor’s contractual and contingent liabilities. After the transfers of assets and on the Plan Effective Date, Debtor will pay a dividend of all of the outstanding common stock of Newco to Parent, and Gen will continue as an indirect wholly owned subsidiary of Parent.

To facilitate possible asset-based financings, Applicants determined that it would be beneficial to have discrete limited liability companies own the legal title to the generating assets and the related permits rather than to have Gen own all of the assets directly. Although nominal title and all related licenses and permits will be held by the individual 27 GenSub LLCs that will own individual generating stations and related property, the assets will be leased to Gen under the terms of leases that will effectively transfer the rights and benefits of ownership to Gen. Attached as Exhibits B-6.1 and B-6.2 are copies of two forms of lease between Gen and the GenSub LLCs, one form for the DCPP facility and one form for the hydro facilities. Each GenSub LLC currently has no assets other than a nominal amount of cash. Each GenSub LLC will receive from Debtor certain generating assets, land,19 switchyards, step up transformers,

[18]
The allocation between cash and notes may change based on market conditions and other factors; such changes will be reported by amendment. The amount of cash to be paid by Gen to Debtor will be reduced by the amount necessary to fund Gen’s near-term working capital requirements. Further, the amount of Gen long-term notes to be issued to Debtor is subject to adjustment under certain circumstances under terms set forth in the Plan.

[19]
Debtor owns approximately 132,000 acres of land that historically have been associated with hydroelectric generating facilities. Approximately sixty percent (60%) (or roughly 78,000 acres) of these lands will be retained or ultimately owned by Reorganized Debtor, provided that the parcel boundaries are adjusted as described below. These lands are comprised of numerous legal parcels. Certain of these legal parcels contain Debtor’s hydroelectric operational facilities (such as generators and reservoirs) or linear project operational facilities (such as canals and flumes) that are defined by FERC-licensed project boundaries. Other parcels contain facilities such as headquarters that support operations. Reorganized Debtor will retain title to parcels of land surrounding Gen’s hydroelectric facilities that are completely outside the FERC boundaries and on which no operational facilities, assets, or rights are located (currently estimated to be approximately 30,000 to 36,000 acres). All other legal parcels wholly or partially encumbered by FERC-licensed project boundaries will be transferred to Gen on the Plan Effective Date. On those legal parcels that contain both FERC-licensed operational facilities and land outside the FERC boundaries, Gen will apply for a lot line adjustment, subdivision approval or other regulatory approval necessary to adjust the parcel boundaries to conform, to the degree feasible, to the FERC-licensed project boundaries or the location of such operational facilities, assets or rights. In any event, Gen must retain rights necessary for the continued operations of its hydroelectric business. Upon such parcel boundary adjustment, which will not take place until after the Plan Effective Date, Gen (or its affiliates or subsidiaries) will reconvey to Reorganized Debtor any such land outside such primary lines, high voltage interconnection equipment and other associated equipment, entitlements, rights of way, access rights, and intellectual property and the business records necessary to operate and maintain the assets transferred from Debtor’s current generation business. The GenSub LLCs will own, and lease to Gen, the tie lines associated with their hydroelectric generating stations. Gen intends to contract with ETrans, or some other competent transmission service provider, to perform maintenance on the tie lines. Applicants expect that the GenSub LLCs will have no employees; they will either (1) have officers who are also officers of Gen or (2) will have no officers and will be managed by the officers of their sole member, Gen. The GenSub LLC assets will be leased to Gen under capital leases with the assets shown on the accounting books of Gen as Gen’s assets. The GenSub LLCs will conduct no business activities other than owning and leasing to Gen the generation assets transferred to them. The term of each lease is for as long as the applicable GenSub LLC holds a license issued by FERC to operate or the NRC to possess, use or operate the applicable facility. The rent for each lease is $1 per year.

Under each lease, Gen, as lessee, has full rights to quiet enjoyment of the leased property, has all authority and responsibility to possess, use and operate the leased property and has full responsibility for operation, maintenance, management and administration of the leased property, including responsibility for regulatory compliance and for maintaining the licenses. Under the leases, Gen will pay all taxes (e.g., property taxes) and other costs associated with each facility. Gen will have full rights to, and will make sales of (except for its own use), all of the electric energy, ancillary services and related products and services generated by the leased facilities. Each GenSub LLC will be a passive owner with no rights or responsibilities with respect to the management and operation over the generation assets (except that each GenSub LLC that owns a FERC-licensed project will retain the rights to enter the premises and to ensure compliance with the FERC license and to perform any and all acts required by any order of FERC related to the facility or premises) for the term of the lease. The GenSub LLCs will not take title to any of the output of the facilities. Applicants request that the Commission find that the GenSub LLCs are not “public utility companies” for purposes of the Act because the GenSub LLCs will neither own nor operate facilities used for the generation, transmission or distribution of electric energy for sale.20 However, as stated above, in the event that the Commission should find that the adjusted parcel boundary. Any land retained by or reconveyed to Reorganized Debtor will be subject to easements, leases or other interests for use in connection with the ongoing operations of Gen, ETrans and GTrans as contemplated under the Plan.

[20]
See Tucson Elec. Power Co., 1995 SEC No-Act LEXIS 890 (Sep. 26, 1995) (in which the Commission Staff concurred with the interpretation that a holder of title to electric generation assets was not a public utility company where such holder had no assets other than $1,000, the electric generation facilities, rights under various easements related to the property on which the facilities were located, interests in certain leases of “common facilities” associated with the generation facilities, and other nominal rights associated with development of the generation facilities; had no employees other than a nominal number of officers, which were officers and directors of its owner (the public utility company which operated the facilities); consolidated its assets and liabilities with those of its owner for financial reporting and ratemaking purposes; engaged in no other business than the holding of title to the generation facilities; had no right to take any action which could affect the ownership of the generation facilities without consent of its owner; relied upon its owner for development, operation, maintenance and repair of the generation facilities and the payment therefor; received all fuel and payment therefor from its owner; relied upon its owner for service of all debt associated with the generating facilities; relied on its owner for all taxes associated with operation of the facilities or the earnings therefrom; and was subject to the exclusive rights of its owner to have control over the generating facilities and to receive or dispose of all capacity and energy from the generation

GenSub LLCs are “public utility companies,” Applicants hereby request approval for Gen, Newco and Parent to acquire the GenSub LLCs.

After the Plan Effective Date, ownership of each of Debtor’s FERC-licensed conventional hydroelectric generation facilities, the FERC-licensed Helms Pumped Storage Facility (“Helms”) and the NRC-licensed DCPP would be held by the GenSub LLCs. The conventional hydroelectric facilities currently planned to be transferred consist of 25 FERC-licensed projects (on one of which Debtor is a co-licensee) and one project, the Hamilton Branch project, that is not currently FERC-licensed but that will be added to the license application to a FERC-licensed project to which it is operationally linked. Two projects that are not required to be licensed by FERC, the Lime Saddle and Coal Canyon projects, will remain with reorganized Debtor. Debtor’s Irrigation District Contracts will be transferred to Gen under the Plan. Debtor plans to transfer to Bucks Creek LLC (“Bucks Creek”), one of the GenSub LLCs, its Grizzly Contract. Gen will perform the power sales obligations under the Grizzly Contract on behalf of Bucks Creek. In addition, Debtor will assign to Diablo Canyon LLC, another GenSub LLC, the beneficial interests of Debtor’s Nuclear Decommissioning Trusts that are associated with DCPP. Debtor also will assign to Gen or the GenSub LLCs certain of Debtor’s continuing contractual obligations that are associated with the operation of the transferred generation business.

The GenSub LLCs and the projects they would own are as follows:

1.	Diablo Canyon LLC: an approximately 2,174-MW nuclear generating facility in San Luis Obispo County, California.
2.	Mokelumne River Project LLC: an approximately 214.5-MW hydroelectric generating facility in Amador County, California.
3.	Rock Creek-Cresta Project LLC: an approximately 182-MW hydroelectric generating facility in Plumas County, California.
4.	Haas-Kings River Project LLC: an approximately 196-MW hydroelectric generating facility in Fresno County, California.
5.	Crane Valley Project LLC: an approximately 28.7-MW hydroelectric generating facility in Madera County, California.
6.	Pit 1 Project LLC: an approximately 61-MW hydroelectric generating facility in Shasta County, California.
7.	Hat Creek 1 and 2 Project LLC: an approximately 17-MW hydroelectric generating facility in Shasta County, California.
8.	Poe Project LLC: an approximately 120-MW hydroelectric generating facility in Butte County, California.

facilities and to benefit from all revenues and profits from the sale of such capacity and energy). See also Oglethorpe Power Corp., 1996 SEC No-Act. LEXIS 958 (Dec. 9, 1996) (in which the SEC Staff concurred with the interpretation under Section 2(a)(3) of the Act that a “special purpose” corporation was not an electric utility company where it held no legal title in electric generating facilities that it subleased from a trust (that in turn leased the facilities from a public utility company) and then sub-subleased the facilities back to the public utility company under a 30-year lease in which the rent was equivalent to the amount the special purpose corporation required to service the principal and interest on its debt and provide a return on equity to investors in the lessor trust; the special purpose corporation did not have any responsibility for operation or management of the facilities and conducted no business other than its interest in the facilities).

9.	Pit 3, 4 and 5 Project LLC: an approximately 325-MW hydroelectric generating facility in Shasta County, California.
10.
Upper NF Feather River Project LLC: an approximately 362.3-MW hydroelectric generating facility in Plumas County, California and an approximately 4.8 MW hydroelectric facility in Plumas County, California.[21]

11.	Spring Gap-Stanislaus Project LLC: an approximately 98-MW hydroelectric generating facility in Tuolumne County, California.
12.	Kern Canyon Project LLC: an approximately 11.5-MW hydroelectric generating facility in Kern County, California.
13.	Kilarc-Cow Creek Project LLC: an approximately 5-MW hydroelectric generating facility in Shasta County, California.
14.	Chili Bar Project LLC: an approximately 7-MW hydroelectric generating facility in El Dorado County, California.
15.	Desabla-Centerville Project LLC: an approximately 26.4-MW hydroelectric generating facility in Butte County, California.
16.	McCloud-Pit Project LLC: an approximately 364-MW hydroelectric generating facility in Shasta County, California.
17.	Drum-Spaulding Project LLC: an approximately 190.1-MW hydroelectric generating facility in Placer County, California.
18.	Merced Falls Project LLC: an approximately 3.5-MW hydroelectric generating facility in Merced County, California.
19.	Bucks Creek Project LLC: an approximately 65-MW hydroelectric generating facility in Plumas County, California.[22]
20.	Potter Valley Project LLC: an approximately 9.2-MW hydroelectric generating facility in Lake County, California.
21.	Phoenix Project LLC: an approximately 2-MW hydroelectric generating facility in Tuolumne County, California.
22.	Kerckhoff 1 and 2 Project LLC: an approximately 193-MW hydroelectric generating facility in Madera County, California.
23.	Narrows Project LLC: an approximately 12-MW hydroelectric generating facility in Nevada County, California.
24.	Balch 1 and 2 Project LLC: an approximately 139-MW hydroelectric generating facility in Fresno County, California.
25.	Helms Project LLC: an approximately 1,212-MW pumped storage facility in Fresno County, California.
26.	Battle Creek Project LLC: an approximately 37.9-MW hydroelectric generating facility in Shasta County, California.
27.	Tule River Project LLC: an approximately 6.4-MW hydroelectric generating facility in Tulare County, California.

[21]
The 4.8 MW Hamilton Branch facility located in Plumas County, California, which is not FERC licensed, will be transferred to the Upper NF Feather River Project LLC with which it is operationally linked and will be incorporated with that project’s FERC license application. This facility may be transferred to Hamilton Branch LLC, a subsidiary of Gen, for a period of time before the transfer of the facilities to Upper NF Feather Project LLC.

[22]	Debtor is seeking consent of its co-licensee for transfer of this facility. If such consent is not obtained, ownership of this facility may remain with Reorganized Debtor.

Gen and Reorganized Debtor will enter into the Power Sales Agreement, attached hereto as Exhibit D-2.2, pursuant to which Gen will sell and Reorganized Debtor will purchase for a twelve-year period the capacity, energy and other electrical products from Gen’s facilities and procured by Gen under its Irrigation District Contracts. Reorganized Debtor will have the right to dispatch (i.e., direct the timing and level of operation) the facilities within legal and contractual constraints so that the output is delivered primarily when Reorganized Debtor needs it to serve its customers. In this manner, Reorganized Debtor will continue to have the flexibility now exercised by Debtor to dispatch the facilities to shape deliveries of energy products to best meet its load requirements.

The PSA has a scheduled step-down of approximately 50% of the capacity in the final year of the PSA term. The PSA permits the output from the facilities and contracts transferred to Gen to be used by Reorganized Debtor (at fixed rates that vary only with the consumer price index for the duration of the contract) to serve its retail customers. The rates under the PSA are market-based rates which Gen has filed with FERC for acceptance under Section 205 of the FPA as just and reasonable. 16 U.S.C. § 824d (1994). Included in that filing is benchmark evidence which demonstrates that the market-based rates, terms and conditions are just and reasonable. Gen is responsible for safely and reliably operating the generating facilities in accordance with legal and contractual requirements and Reorganized Debtor’s dispatch instructions and for maintaining high levels of availability. Gen’s payment under the agreement will be largely based upon its ability to maintain high unit availability during periods of peak demand and to minimize forced and scheduled outages. If Gen fails to meet certain availability levels, its capacity payment will drop. If it exceeds specified availability standards its payment will increase.

The PSA serves two important purposes: 1) it provides Reorganized Debtor with a reliable supply of energy at reasonable prices, mitigating its and its customers’ exposure to volatile spot market prices for twelve years; and 2) it provides Gen with a stable revenue stream to support the financing necessary for Debtor to emerge from bankruptcy.

Most of the current employees of Debtor who provide services primarily for the generation business will be transferred to or offered comparable positions with Gen on or before the Plan Effective Date. Debtor anticipates that a total of approximately 1,800 to 2,000 managerial, professional, administrative and union employees will be employed by Gen. After the Plan Effective Date, such employees may be employees of Gen or Reorganized Debtor and provide services between Reorganized Debtor and Gen pursuant to several agreements to be entered into between Gen and Reorganized Debtor to allow for a transition to independent operations, as discussed in Section E below. To the extent any additional employees are required by Gen, Debtor does not expect the associated cost of such employees to have a material impact on the Plan.

FERC will have license and operating jurisdiction over the hydroelectric facilities and rate jurisdiction over the sale of the output of the entire portfolio of Gen and its subsidiaries (see Exhibit D-2.1 for Gen’s filing of the PSA with FERC; FERC’s order in response to this filing will be provided by amendment), and the NRC will continue to have jurisdiction over the operations of the DCPP without modification. Applicants have applied to the NRC and FERC for authorization to transfer the licenses for DCPP and the FERC-jurisdictional hydroelectric facilities, respectively (see Exhibits D-5 and D-6.1), and will file orders from the NRC and FERC by amendment.

g)    GTrans LLC:

GTrans is a California limited liability company with Newco as its sole member. On the Plan Effective Date, Debtor is scheduled to transfer to GTrans its natural gas transmission assets, consisting of approximately 6,300 miles of gas transmission pipelines, three gas storage facilities and certain high pressure end-use customer service lines, all of which are located in California, as well as certain associated assets and liabilities. In addition, under an application with FERC pursuant to Section 7 of the Natural Gas Act (“NGA”), Debtor has requested a certificate from FERC to acquire 3 miles of interstate pipeline and associated facilities located in Oregon from an indirect subsidiary of Parent through NEG LLC, PG&E Gas Transmission, Northwest Corporation (“GTN”), and then transfer such facilities to GTrans.23 GTrans also will receive all of the land, entitlements, rights of way, access rights, personal and intellectual property and the business records necessary to operate Debtor’s current gas transmission business, as well as those rights and records applicable to Debtor’s interest in Stanpac and the facilities to be acquired from GTN. Stanpac will be a subsidiary of GTrans. GTrans will engage solely in the transmission of natural gas and will not engage in the distribution of natural gas at retail. Therefore, GTrans will not be a public-utility company under the Act.24

Debtor will assign to GTrans certain of the continuing contractual obligations of Debtor that are associated with the operation of the gas transmission and storage business. When that assignment occurs, Debtor will be relieved of any obligations under those contracts. GTrans will enter into a Transportation and Storage Services Agreement with Reorganized Debtor relating to gas transmission and storage rights on an interim basis. See Section VI.F of the Disclosure Statement (attached hereto as part of Exhibit B-2) for more detailed information on this agreement.

Effective on the Plan Effective Date, GTrans will transfer to Debtor approximately $400 million in cash resulting from issuance of long-term notes in the capital markets and approximately $500 million in other long-term notes25 and will assume certain of Debtor’s

[23]
Debtor’s ownership interest in Standard Pacific Gas Line Incorporated (“Stanpac”), a non-utility subsidiary, and operational responsibilities for gas transmission facilities owned by Stanpac will also be transferred to GTrans, together with a note for approximately $20 million from Stanpac to Debtor.

[24]
Although GTrans will directly serve certain large, industrial end-users, it will not be a public utility company under the Act because it will not be engaged in distribution at retail. See, e.g., Enserch Gas Transmission Co., HCAR No. 23515, 1984 SEC LEXIS 188 (Dec. 4, 1984), clarified, HCAR No. 23530, 1984 SEC LEXIS 125 (Dec. 13, 1984) (company providing gas transmission service and sales to industrial end-users as well as local distribution companies is not a “gas utility company,” even with small volume of service and sales to residential, commercial and agricultural customers).

[25]
The allocation between cash and notes may change based on market conditions and other factors; such changes will be reported by amendment. The amount of cash to be paid by GTrans to Debtor will be reduced by the amount necessary to fund GTrans’ near-term working capital requirements. Further, the amount of GTrans long-term notes to be issued to Debtor is subject to reduction in certain circumstances under terms set out in the Plan.

contractual and contingent liabilities. After the transfers of assets and on the Plan Effective Date, Debtor will pay a dividend of all of the outstanding common stock of Newco to Parent, and GTrans will continue as an indirect wholly owned subsidiary of Parent.

FERC will have jurisdiction over the facilities and the rates, terms and conditions of service established by GTrans.

h)    PG&E National Energy Group LLC:

Parent owns interests in numerous non-public-utility energy subsidiaries and energy affiliates through its wholly owned subsidiary, NEG LLC. NEG LLC is an integrated non-utility energy company with a strategic focus on power generation, new power plant development, natural gas transmission and wholesale energy marketing and trading in North America. Neither NEG LLC nor any of its subsidiaries or investments are “public-utility companies” under the Act.

2.    Events Leading Up to Debtor’s Bankruptcy Petition.

As part of the implementation of California’s restructuring of its electric market beginning in 1998, Debtor and the other California investor-owned utilities were strongly encouraged by state law and regulation to divest a large portion of their generation assets. Debtor subsequently divested all of its generation assets other than the nuclear, hydroelectric and fossil fueled assets that it currently holds, as discussed herein. In addition, California investor-owned utilities generally were required to sell their remaining power output into a central power pool (the “Power Exchange” or “PX”) and to meet all of the power requirements of their retail customers from this same pool. To the extent that sellers in the PX did not sell enough supply to satisfy demand, the CAISO was required to purchase electricity outside the PX market and it billed the PX for the electricity it purchased to keep the system operating. The PX then billed Debtor and other utilities. Under state law, retail rates were reduced for residential and small commercial customers and frozen during a transition period to end not later than March 31, 2002, which was intended to provide an opportunity for the utilities to recover the costs of their generation assets that were presumed to be uneconomic in a fully competitive market. The retail rate freeze was to end earlier than March 31, 2002 if the costs of generation assets were recovered before that date.

For the first two years, the wholesale power market created through the restructuring produced prices that were generally less than the generation costs included in retail rates even after the retail rate reduction imposed by State law. However, beginning in June 2000, market prices for wholesale electricity in California began to escalate. Prices moderated somewhat in September and October, only to skyrocket unexpectedly to much higher levels in mid-November and December. This forced Debtor to pay far more to purchase electricity in the wholesale market from the PX and the CAISO at FERC-authorized, market-based rates than it could collect from its customers at the CPUC-regulated frozen retail rates, resulting in a growing undercollection of Debtor’s electric procurement costs.

On November 22, 2000, Debtor applied to the CPUC for an emergency rate increase to recover its uncollected wholesale power costs, combined with a rate stabilization proposal to buffer ratepayers from extreme volatility. No relief was provided by the CPUC until January 4, 2001. By December 31, 2000, Debtor’s undercollection had increased to $6.6 billion. On January 4, 2001, the CPUC granted a temporary rate increase of $0.01/kWh. This rate increase was grossly insufficient to restore Debtor to financial health.

On January 4, 2001, a principal credit rating agency, Standard & Poor’s (“S&P”) reduced Debtor’s corporate credit ratings from A to BBB- (minimum investment-grade) and its commercial paper ratings from A-1 to A-3. S&P noted that the downgrades reflected the failure of the CPUC’s January 4, 2001 $0.01/kWh rate increase to meaningfully address a regulatory structure that compelled Debtor to charge its customers prices substantially below the price of procuring wholesale power. On January 5, 2001, another principal credit rating agency, Moody’s Investor Services, Inc. (“Moody’s”) similarly lowered the ratings on Debtor’s senior secured debt to Baa3 (minimum investment-grade) and its commercial paper ratings to Prime-3, stating that the downgrades reflected the generally weak January 4, 2001 rate order. Both S&P and Moody’s noted that the ratings could decline below investment-grade unless immediate state or federal actions were taken. This prediction proved to be true later in the same month when both S&P and Moody’s further reduced Debtor’s long- and short-term ratings to below investment-grade, speculative ratings.26

After these downgrades to below minimum investment-grade credit ratings, Debtor was unable to obtain further financing for its power purchases. The downgrades in Debtor’s credit ratings resulted in an event of default under Debtor’s $850-million revolving credit facility, which left Debtor without available credit lines to pay maturing commercial paper.

As Debtor was no longer creditworthy and consequently unable to continue buying power from the PX and the CAISO on behalf of its customers, the DWR was authorized by an order issued by the Governor on January 17, 2001 and new emergency laws enacted on January 19 and February 1, 2001 to buy power to fill the net open position27 on behalf of Debtor’s customers. However, instead of purchasing power to cover Debtor’s full net open position, the DWR announced that it would only purchase power at what it considered to be “reasonable prices,” leaving the CAISO to purchase high-priced emergency power to avoid blackouts. Statements from the CAISO indicated its intentions to assess Debtor and other utilities for these additional

[26]
On January 16, 2001, S&P again reduced the long-term corporate credit ratings of Parent and Debtor to CC from BBB-. On January 17, 2001, Moody’s further reduced Debtor’s senior unsecured debt rating to Caa2 from Baa3 and reduced its short term rating for commercial paper and extendible commercial notes to Not Prime from Prime-3. Moody’s also reduced Parent’s issuer rating to Caa3 from Baa3 and its short-term commercial paper rating to Not Prime from Prime-3. On January 19, 2001, S&P further downgraded the ratings on Parent’s and Debtor’s commercial paper programs to D from C in response to the companies’ failure to pay maturing commercial paper that came due on January 17, 2001. As a result of the defaults, the companies’ long- and short-term corporate credit ratings were also downgraded to D/D from CC/C.

[27]	See note 8, supra.

amounts. By the Petition Date, Debtor’s estimated undercollection had increased to approximately $8.9 billion.28

In March 2001, the CPUC issued a series of decisions which (1) made “permanent” the January 4, 2001 $0.01/kWh rate increase; (2) granted a further average $0.03/kWh rate increase, but prohibited the increase from being applied to any prior unpaid power bills;29 (3) ordered Debtor to pay the DWR the generation-related component of Debtor’s retail rate for each kWh sold by the DWR; (4) adopted a calculation method for determining the “California Procurement Adjustment” required under AB 1X30 that had the potential to leave Debtor unable to recover certain of its own generation costs; (5) adopted the “TURN Accounting Order,” which Debtor believes to be an illegal and retroactive accounting change that would further handicap Debtor’s financial position by determining that the conditions for ending the retail rate freeze had not been met;31 and (6) ordered Debtor to pay the QFs in full even though Debtor at that time was only recovering approximately 15% of its QF costs in rates.

3.    Bankruptcy Case.

a)    Debtor’s Plan of Reorganization

On April 6, 2001, Debtor filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code. Debtor’s goal was to halt the steady deterioration of its financial position and propose feasible alternatives allowing Debtor to prevent liquidation, restore the company to financial health and continue supplying electricity and gas in the ordinary course of its business. While Debtor has been able to maintain safe and reliable services to its customers and continues to invest in and maintain its facilities, staying in bankruptcy is not sustainable. At present Debtor cannot pay its pre-petition debts to creditors, other than those exceptions for which the Bankruptcy Court has approved payment, and cannot pay dividends. It is effectively precluded from access to the capital markets.

[28]
The $8.9 billion represents the amount purchased by Debtor from the Power Exchange pursuant to FERC tariffs and includes $6.6 billion for energy and ancillary services provided by third parties and $2.3 billion for energy and ancillary services supplied by Debtor’s own generation assets.

[29]	Debtor began to collect this average $0.03/kWh rate increase on June 1, 2001, when the CPUC adopted the rate design for the increase.

[30]
AB 1X directs the CPUC to calculate the California Procurement Adjustment (the “CPA”), which is the portion of each electric utility’s retail rates relating to generation, representing the difference between the generation-related component of such electric utility’s retail rate effective on January 5, 2001, and the total of its costs of generation, purchases of power under existing bilateral contracts and QF contracts, and its cost of ancillary services. The CPUC also is directed to determine the amount of the CPA that is allocable to power sold by the DWR.

[31]
The TURN Accounting Order was issued by the CPUC on March 27, 2001. It required Debtor to restate all of its regulatory books and accounts retroactively to January 1, 1998 in such a way that has the effect of reversing some previously recorded transition cost recovery. Depending on the amount and timing of generation valuation, it is possible that the effect of the TURN Accounting Order would be that such transition costs have not been fully recovered and the conditions for ending the rate freeze have not been met. The CPUC denied Debtor’s application for rehearing of the TURN Accounting Order (but granted rehearing of certain related issues). Debtor has appealed a decision of the Bankruptcy Court denying Debtor’s request for a stay and an injunction of the Turn Accounting Order.

The Bankruptcy Code allows a debtor the exclusive right for 120 days to prepare and file a plan of reorganization with the Bankruptcy Court. If a plan is filed within the 120-day exclusivity period, the exclusivity period is automatically extended to 180 days to allow Debtor to confirm its plan. After the exclusivity period has expired, a creditor, a committee or other party in interest may file a plan. On September 20, 2001 Debtor filed the initial version of the Plan with the Bankruptcy Court within the exclusivity period. On December 19, 2001 Debtor filed the first amendment to the Plan, together with a first amended Disclosure Statement, with the Bankruptcy Court (attached hereto as Exhibits B-1 and B-2, respectively). On January 16, 2002, the Bankruptcy Court approved the extension of Debtor’s exclusivity period with the proviso that the CPUC would be permitted to submit to the Bankruptcy Court a detailed term sheet for an alternate plan in support of its argument that exclusivity should be terminated to permit its alternate plan to be filed. On February 27, 2002, the Bankruptcy Court terminated Debtor’s exclusivity for the limited purpose of allowing the CPUC to file a competing plan.

On March 7, 2002, Debtor filed its second amendment to the Plan together with a second amended Disclosure Statement. Then, on April 19, 2002 Debtor filed the final version of its Plan. The Bankruptcy Court approved the Disclosure Statement for the Plan as submitted on April 19, 2002. Exhibits B-1.1 and B-1.2 attached hereto contain the Plan and the Disclosure Statement as they have been prepared for distribution to creditors.

b)    CPUC Alternative Plan of Reorganization

On April 15, 2002 the CPUC filed its proposed alternative plan of reorganization together with a disclosure statement with the Bankruptcy Court. On May 3, 2002, Debtor filed with the Bankruptcy Court its objections to the CPUC’s alternative plan of reorganization and disclosure statement. Debtor did not make objections as to the confirmability of the CPUC’s alternative plan of reorganization as a matter of law, but rather reserved its right to make such objections at the Confirmation Hearing.

Applicants believe that many problems exist with the CPUC’s alternative plan of reorganization as a matter both of law and practicability. As a result, Applicants believe that Applicants’ Plan will be approved by creditors and confirmed by the Bankruptcy Court. Applicants have not listed the problems with the CPUC’s alternative plan of reorganization in this Application because the terms of the CPUC’s alternative plan are irrelevant for purposes of this Application which asks for approval only for the jurisdictional transactions that would be implemented in the event that Applicants’ Plan is approved by the Bankruptcy Court.

c)    Bankruptcy Court Timing

The Bankruptcy Court has confirmed that the CPUC’s submission of its alternative plan does not mean that work on the existing Plan will, or should, be suspended, but rather that the two plans would proceed on “parallel paths” pending approval by creditors and other security holders and confirmation by the Bankruptcy Court. In fact, on April 24, 2002, the Bankruptcy Court approved Proponents’ Disclosure Statement relating to the Plan. On May 15, 2002, the Bankruptcy Court approved the disclosure statement relating to the CPUC’s proposed alternative plan of reorganization. The Bankruptcy Court ordered that all objections to confirmation of either plan be filed by July 17, 2002.

The Bankruptcy Court has established June 17, 2002 as the date for the commencement of solicitation of creditors’ votes on the Plan as well as on the CPUC’s alternative plan of reorganization and August 12, 2002 as the due date for voting ballots. Creditors may vote for either, both or neither of the proposed plans, and in the event they vote for both, may express a preference. If a plan fails to garner sufficient votes, then it will not be considered in the confirmation proceeding, but if both garner sufficient votes, then they will both proceed to confirmation hearings simultaneously. The Bankruptcy Court determined that the Confirmation Hearing will begin with a status conference on August 1, 2002 and will be continued from time to time thereafter without further notice. At the Confirmation Hearing, the Bankruptcy Court will determine if the Plan and the CPUC Plan satisfy the Bankruptcy Code’s requirements for confirmation. If both satisfy the requirements the Court will choose the plan that is in the best interests of the estate taking into account the preferences of creditors and equity security holders.

d)    Other Significant Bankruptcy Case Actions

On September 19, 2001, the Official Committee entered into a Support Agreement with Debtor and Parent. Under the Support Agreement, as amended, the Official Committee agreed, among other things, to vote in favor of acceptance of the Plan. The Support Agreement may be terminated by the Official Committee if the Plan Effective Date has not occurred on or before June 1, 2003.

On December 21, 2001, the Bankruptcy Court approved Debtor’s motion to pay amounts owed to qualifying facilities (“QFs”). The Bankruptcy Court also established a procedure by which Debtor can seek approval of similar supplemental agreements by stipulation. As of April 19, 2002, Debtor had entered into supplemental agreements with approximately 100 of its QFs with total claims of approximately $916.5 million. Debtor is paying these claims in equal monthly installments over the course of calendar year 2002.

On February 11, 2002, Debtor entered into a stipulation with the Northern California Power Agency (“NCPA”) and the City of Palo Alto (“Palo Alto”) which resolves NCPA’s and Palo Alto’s objections to the Disclosure Statement relating to the adequacy of disclosure regarding the effect of the Plan on Debtor’s ability to fulfill its obligations under the “Stanislaus Commitments.” NCPA is a joint-powers agency that generates, transmits and distributes power to and on behalf of member cities and districts. The “Stanislaus Commitments” refer to certain antitrust license conditions included in Debtor’s Diablo Canyon Power Plant NRC licenses, as implemented in a 1991 settlement agreement between NCPA and Debtor in a NRC proceeding. In general terms, the Stanislaus commitments require Debtor to make available electric transmission and interconnection services to the NCPA and its member entities. Debtor has agreed, among other things, that the resolution of its Chapter 11 bankruptcy case will have no adverse effect on the ability of Reorganized Debtor and relevant post-organization entities to fulfill the obligations in the Stanislaus Commitments, and that certain language disclosing more specific facts in relation to this assurance will be included in the Disclosure Statement and Plan. The stipulation is conditioned on Bankruptcy Court approval. Debtor also has proposed in the application for NRC approval of the transfers of the NRC licenses for the Diablo Canyon Power Plant to maintain the existing antitrust license conditions and to name Gen, ETrans, and Reorganized Debtor in the license as licensees jointly and severally responsible for those conditions. The NRC requested legal briefs in May 2002 addressing certain issues related to this proposal, and Debtor timely filed that brief.

On March 25, 2002, the Bankruptcy Court granted a motion filed by Debtor seeking authorization to pay certain allowed pre-petition claims, specifically allowed claims for amounts of $5,000 or less (or voluntarily reduced by the claimant to $5,000), undisputed mechanics’ lien claims and undisputed reclamation claims. Debtor will pay all such claims on or before July 31, 2002, with interest Petition Date through June 30, 2002 at the Federal Judgment Rate.

On March 27, 2002, the Bankruptcy Court entered an order approving a settlement agreement between Parent and Debtor and the holders of approximately $2 billion in senior indebtedness authorizing Debtor to pay pre-petition interest and post-petition interest to certain holders of undisputed claims entitled to interest under the Plan on a quarterly basis beginning in the spring and summer of 2002.

4.    Current Posture of Debtor.

Today, Debtor is a debtor-in-possession under Chapter 11 of the Bankruptcy Code. Although as explained in detail below, Debtor has filed the Plan under which it plans to emerge from bankruptcy, for now it continues to operate under the supervision of the Bankruptcy Court. Debtor continues to provide all of the electric generation, electric transmission, gas transmission and gas and electric local distribution services that it did before, except that it is not able to purchase power to supply its net open position and, as described above, is only able to make infrastructure investments because, as described above, it has suspended payments on its pre-bankruptcy debts (except for certain payments approved by the Bankruptcy Court, as described above), reduced its interest payments and suspended dividend payments. Debtor’s electric distribution customers are receiving power purchased by the DWR to make up for the shortfall. Debtor is involved in a number of regulatory actions, at both the Federal and State levels, related to the power crisis in California.32

[32]
These include, among others: (1) proceedings pending at FERC regarding the rates charged for wholesale power in California for the period beginning in June 2000; (2) proceedings before the Bankruptcy Court and Federal Court of Appeals regarding the TURN Accounting Order, which had the effect of prolonging the duration of the retail rate freeze; (3) proceedings before the CPUC regarding rates for Debtor’s retained utility generation facilities and procurement costs still incurred by Debtor; (4) proceedings before the CPUC regarding the “market valuation” of Debtor’s remaining non-nuclear generation assets (Debtor believes that under Public Utilities Code Section 367(b) the CPUC was obligated to complete this market valuation by December 31, 2001 and to credit that value against transition costs incurred by Debtor); (5) proceedings before the CPUC regarding DWR’s revenue requirement, which may affect the amount DWR may charge for the power it provides to Debtor and Debtor’s customers; and (6) proceedings before the CPUC regarding the billing and collection services Debtor must provide to the DWR. In addition, the CPUC has initiated an investigation into the obligations of California utility holding company parents under the “first priority condition” of the CPUC’s order(s) approving the formation of such companies. Debtor is a subject of this investigation. On January 10, 2002, the California Attorney General filed a complaint in the San Francisco Superior Court against Parent and its directors, as well as against the directors of Debtor, based on allegations of unfair or fraudulent business acts or practices in violation of California Business and Professional Code Section 17200. On February 8, 2002, Parent filed a notice of removal with the Bankruptcy Court

5.    Implementation of Plan of Reorganization.

As described above, the Plan provides for a restructuring of Debtor’s utility business and the payment in full of all allowed creditors’ claims with interest. The Plan and the Disclosure Statement describing the Plan, as prepared for distribution to creditors, are attached hereto as Exhibits B-1.1 and B-2.1, respectively.

In summary, steps in the Transaction are as follows:

•
On October 19, 2001, Debtor formed Newco as a wholly owned subsidiary. On October 29, 2001, Newco formed ETrans, Gen and GTrans as wholly owned subsidiaries. ETrans, Gen and GTrans currently have no assets (other than nominal amounts of cash) and engage in no business activities.

•
Following issuance of the Confirmation Order and receipt of federal regulatory approvals, including approval from the Commission under Section 9(a)(2) of the Act, and other rulings, no-action letters and similar documents, Debtor plans to transfer to ETrans a majority of its electric transmission assets, to transfer to Gen and its subsidiaries a majority of its electric generation assets and to transfer to GTrans a majority of its gas transmission assets. Debtor also will transfer to ETrans, Gen and GTrans certain liabilities, and Debtor may assume certain Parent liabilities for guarantees of Debtor’s own liabilities. These transfers are scheduled to occur on the Plan Effective Date, which is currently expected to occur on or before January 1, 2003. Debtor will retain its gas and electric distribution businesses.

•	Effective on or before the Plan Effective Date, Reorganized Debtor also will issue long-term notes to the public or to third parties in private offerings[33] for cash.

•
Effective on the Plan Effective Date, ETrans, Gen and GTrans each will issue (either solely or with one or more non-utility subsidiaries or affiliates as co-issuer or guarantor) long-term notes to the public or to third parties in private offerings[34] for cash.[35] In addition, effective on the Plan Effective Date, ETrans, Gen and GTrans will issue long-term notes and transfer cash to Debtor.

to transfer the Attorney General’s complaint to the Bankruptcy Court and on February 8, 2002 filed a motion with the Bankruptcy Court to dismiss the Attorney General’s complaint. On March 1, 2002, the Attorney General objected to the notice of removal by filing a motion to remand the complaint to state court. The remand motion has not yet been decided by the Bankruptcy Court. Debtor is a party to other litigation related to the power crisis in California as discussed in Section G below.

[33]
The offerings of such notes may be effected before the Plan Effective Date and the proceeds placed in escrow until the Plan Effective Date. The notes would be redeemed if the Plan Effective Date does not occur.

[34]	The offerings of such notes may be effected before the Plan Effective Date and the proceeds placed in escrow until the Plan Effective Date.

[35]
To the extent any of the original notes are privately placed, the issuer may offer to exchange such privately placed notes for notes that are registered under the Securities Act of 1933, as amended (the “Securities Act”).

•
After the transfers of assets to ETrans, Gen and GTrans, the assumptions of liabilities and the issuances of long-term notes and transfers of cash, Debtor is scheduled on the Plan Effective Date to pay a dividend of all of the common stock of Newco to Parent.

•
Reorganized Debtor will transfer cash and long-term notes issued by ETrans, Gen and GTrans to Debtor’s creditors to pay off allowed claims under the Plan.[36] Debtor may deposit certain of these long-term notes in one or more escrow accounts or a special purpose entity if certain claims (such as claims subject to ongoing litigation) are not resolved by the Plan Effective Date.

•	On the Plan Effective Date, Reorganized Debtor also will issue long-term mortgage bonds to replace certain existing long-term mortgage bonds.[37]

•
After the transactions discussed above and either on the Plan Effective Date or as soon as practicable thereafter, Debtor will pay a stock dividend to Parent so that the number of the issued and outstanding shares of common stock of Debtor owned directly by Parent will be the same as the number of issued and outstanding shares of common stock of Parent. Debtor also will establish a rights plan, similar to the plan now in place for Parent, under which Debtor will distribute to each holder of Debtor stock a right to purchase preferred stock or common stock from Debtor under certain circumstances. Then, Parent will implement the Spin-Off by paying a dividend of all the common stock and related stock purchase rights of Debtor owned directly by Parent to the shareholders of Parent.[38]

•
Debtor obtained shareholder approval at its 2002 Annual Meeting of Shareholders for certain amendments to its Articles of Incorporation and Bylaws of Debtor, which include structural defenses that will only become effective concurrent with or immediately following the Spin-Off. The amendments would (a) divide the Board of Directors into three classes to serve for terms of three years if the authorized number of directors is fixed at nine (9) or greater, or divide the Board of Directors into two classes to serve for terms of two (2) years if the authorized number of directors is fixed within the range of six (6) to eight (8), (b) incorporate a constituency provision that would authorize the Board of Directors to give due consideration to all factors considered relevant, including the interests of constituencies, when evaluating business combinations involving Reorganized Debtor, (c) require that shareholder action be taken only at a meeting, (d) reduce the maximum number of authorized

[36]
These transfers will be made either directly or by causing the release of cash and long-term notes from one or more escrow accounts or special purpose entities established to hold proceeds of offerings effected before the Plan Effective Date.

[37]	To the extent any of the original notes are privately placed, Reorganized Debtor may offer to exchange such privately placed notes for notes that are registered under the Securities Act.

[38]
Debtor will not be required to register the common stock distributed in the Spin-Off under the Securities Act, but will furnish an information statement meeting the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to the holders of common stock of Parent prior to the date of the Spin-Off. The common stock of Debtor will be registered pursuant to the Exchange Act, and generally will be freely-tradable by the recipients on the Plan Effective Date or as soon as practicable thereafter. Debtor will apply to list the common stock of Reorganized Debtor on the New York Stock Exchange. The preferred stock of Debtor will remain in place as preferred stock of Reorganized Debtor.

directors from seventeen (17) to nine (9) and the minimum number of authorized directors from nine (9) to five (5), and transfer the provision that fixes the range of authorized directors from the Bylaws to the Articles of Incorporation, and (e) transfer the provision that prohibits cumulative voting in the election of directors from the Bylaws to the Articles of Incorporation.

•
If the long-term notes deposited in escrow accounts or special purpose entities and any related cash are insufficient once claims are resolved, ETrans, Gen and GTrans may need to issue and deliver to Debtor additional long-term notes to satisfy their respective shares of Debtor obligations associated with these claims.

6.    Assumption of the Net Open Position.

Pursuant to the Plan, Reorganized Debtor will not assume the net open position of its electric customers not already provided by the DWR’s contracts until the following conditions are met: (1) Reorganized Debtor receives an investment-grade credit rating from S&P and Moody’s (which necessarily will occur on the Plan Effective Date, but must remain in place on such date as the other conditions are satisfied); (2) Reorganized Debtor receives assurances from S&P and Moody’s that Reorganized Debtor’s credit rating will not be downgraded as a result of the reassumption of the net open position; (3) there is an objective retail rate recovery mechanism in place pursuant to which Reorganized Debtor is able to fully recover in a timely manner its wholesale costs of purchasing electricity to satisfy the net open position; (4) there are objective standards in place regarding pre-approval of procurement transactions; and (5) subsequent to reassumption of the net open position, the conditions in clauses (3) and (4) remain in effect. Satisfaction of the conditions in clauses (3) and (4) is within the CPUC’s control. Reorganized Debtor will be prohibited from assuming the net open position of its electric customers until these conditions are met, as this approach is crucial to establishing the financial viability of Reorganized Debtor and the overall viability of the Plan.

7.    Important Benefits of the Plan.

The Plan, including the separation of the utility businesses of Debtor, provides many benefits, including as follows:

•
The Plan will secure investor confidence through the realignment of the new companies’ businesses by regulatory jurisdiction. This realignment places each of Debtor’s current businesses under the appropriate regulatory agency and simplifies credit analyses from the perspective of creditors.

•
The Plan permits access to the investment-grade capital markets by ETrans, Gen and GTrans, as is required for Debtor to raise funds needed to pay allowed creditors’ claims in full, based on asset values, without risk premiums associated with rate regulation by the CPUC.

•
The Plan will promote price stability through the long-term PSA between Reorganized Debtor and Gen. The PSA provides for a stable price for a sizable amount of capacity, and the rates and terms of the PSA must be approved by FERC as just and reasonable. The long-term power supply for Debtor’s customers removes immediate concerns over excessive price volatility, rate levels, or market power, through the contract between Gen and Reorganized Debtor at a rate which is lower than the state is paying under its contracts.

•
The Plan maintains regulatory oversight for each of Debtor’s current lines of business, realigning the existing regulatory structure in order to enhance access to financial markets to enable Debtor to emerge from bankruptcy. The CPUC will continue to regulate Reorganized Debtor, including retail electric and natural gas rates, and will retain a limited non-rate oversight role with respect to ETrans; FERC will have jurisdiction over the licenses for the hydroelectric assets, the rates for Gen’s sales of electric energy and related products and services at wholesale, the rates, terms and conditions of service provided by the electric transmission business, and the facilities, rates and terms of service of GTrans; and the NRC will continue to regulate DCPP. All Californians will benefit because safety and environmental regulatory oversight will remain as it is currently, including oversight of the hydroelectric system and DCPP.

•
The Plan is in keeping with the overall direction of energy policy in the United States, allowing Debtor to emerge from bankruptcy in a manner that (i) provides for market stability in the western power marketplace, (ii) does so in keeping with FERC’s current market framework, (iii) clears the way for progress on RTO issues and (iv) enables adequate investment in and expansion of the distribution system, the electric and gas transmission infrastructures and generation improvements.

•
The Plan effectively keeps the operations of the new businesses in the hands of the same employees who operate them today; customers will continue to receive all of the same reliable utility customer services they currently receive.

•	Implementation of the Plan does not require a retail rate increase,[39] nor does it seek to have customers or taxpayers fund or approve any form of state bailout.

•	The Plan avoids selling Debtor’s generation assets to out-of-state state generators or other third parties.

[39]
Debtor’s current CPUC-authorized system average electric rates are approximately $0.14 per kWh. These rates are designed to recover all of Debtor’s costs of service and authorized return and taxes associated with its electric distribution, transmission, generation and nuclear decommissioning facilities, as well as the costs of power purchased from third parties, such as QFs and the ISO, and various public purpose programs mandated by the CPUC and the State legislature. The CPUC does not set rates for individual utility facilities or business segments, such as Debtor’s power generating facilities, but instead authorizes a level of revenue, known as the “revenue requirement,” for certain functions. For example, under current CPUC-authorized electric rates, Debtor’s rates are based on CPUC decisions issued in 1996 implementing a freeze on Debtor’s overall electric rates and allowing Debtor to recover the costs of its uneconomic utility generation and power purchase costs based on the residual revenues available to Debtor after recovery of the costs of and return on its other electric utility facilities and operations, including uneconomic distribution, transmission and generating facilities and public purpose programs. In addition, in January and March 2001, the CPUC authorized Debtor to collect additional surcharges in its overall retail rates, amounting to approximately $0.01 per kWh, and $0.03 per kWh on top of its overall rates. The CPUC authorized Debtor to collect these surcharges for the purpose or recovering costs relating to its utility retained generating facilities as well as power procurement costs, and estimated that Debtor’s revenue requirements available for these purposes was equivalent to an “average generation related rate” of $0.09471 per kWh.

•	The Plan creates a framework by which Debtor can reassume the net open position in the future, without jeopardizing its creditworthy status.

•
The Plan realizes the value of Debtor’s assets by separating Gen from Reorganized Debtor and provides for Gen to sell power at market-based, FERC-approved rates to Reorganized Debtor under the PSA while avoiding the loss of value to tax payments that would have resulted from sale of the assets at an appreciated value.

•
The Plan, by separating Debtor from Parent, also creates a structure which reduces concerns about possible self-dealing between the retail activities of Reorganized Debtor and the upstream activities of Parent’s subsidiaries.

C. Description of Assets

1.    Electric Transmission Business.

On the Plan Effective Date, Debtor is scheduled to transfer the majority of its electric transmission assets to ETrans, and ETrans will operate as a separate electric transmission company thereafter. Other assets necessary to support the ETrans business, including certain minor assets currently classified as distribution for ratemaking purposes, also will be transferred by Debtor to ETrans. Specifically, Debtor will transfer to ETrans nearly all of the approximately 18,650 circuit miles of its electric transmission lines and cables located in California, which will include approximately 1,300 circuit miles of 500-kV lines, 5,300 circuit miles of 230-kV lines, 6,000 circuit miles of 115-kV lines and 4,000 circuit miles of 70- and 60-kV lines, and the towers, poles and underground conduits and associated equipment used to support the lines and cables. The transmission lines and facilities licensed as part of the FERC-licensed hydroelectric projects will not be transferred to ETrans. The transmission lines included in the FERC-licensed transmission-line only licenses will be transferred to ETrans. In addition, ETrans will receive transmission-related portions of substations, transmission control centers and associated operations systems, junctions and transmission switching stations and associated equipment necessary to support the lines and cables and all of the other land, entitlements, rights of way, access rights, personal and intellectual property and the business records necessary to operate Debtor’s electric transmission business. ETrans also will receive certain entitlements, contractual rights, claims, securities and other intangible assets associated with the electric transmission business. Telecom assets owned by Debtor and used in connection with the transmission, distribution and generation businesses will be transferred to ETrans which will own and operate such assets. ETrans will provide telecom services required by Gen and Reorganized Debtor pursuant to short-term transmission agreements for operation and maintenance service and long-term agreements for circuit and bandwidth services. These transfers are set out in the Master Separation and Distribution Agreement and Form of Asset Transfer, Assignment and Assumption Agreement, attached hereto, respectively, as Exhibits B-3 and B-4.

Pursuant to Section 365 of the Bankruptcy Code, 11 U.S.C. § 365 (1994), Debtor also will assign to ETrans certain of its continuing contractual rights and obligations that are associated with the operation of the electric transmission business, after which Debtor will be relieved of any obligations thereunder. Such contracts include those related to service over the

Pacific Intertie, including certain “EHV” transmission agreements, contracts for the ownership, use and coordinated operation of the California-Oregon Transmission Project and contracts related to Debtor’s participation in the CAISO as a transmission owner. In addition, Debtor will assume and assign to ETrans several interconnection agreements with utilities and agencies in Debtor’s service area and certain other entities including interconnection and transmission agreements with generators that interconnect at transmission voltages. ETrans also will enter into contracts with Reorganized Debtor to enable Reorganized Debtor to continue to provide interconnection and transmission services under contracts to be assumed by Reorganized Debtor, including those with (a) WAPA, U.S. Department of Energy and certain of its customers and (b) CCSF. In addition, ETrans will enter into interconnection agreements with Reorganized Debtor and Gen to allow them access to transmission services provided by the CAISO.

Item D. below, “Allocation of Assets, Cash and Liabilities Among Parties to the Transaction to Pay Off Debtor’s Creditors,” sets forth valuation information for the cash, securities, property, plant and equipment to be transferred to ETrans and the cash and securities to be transferred or issued by ETrans in connection with the Plan.

2.    Generation Business.

On the Plan Effective Date, Debtor is scheduled to transfer the majority of its generation assets to Gen and the GenSub LLCs, and Gen will operate as a separate electricity generation company thereafter. These assets will include Debtor’s conventional, FERC-licensed hydroelectric generation facilities and associated lands, Irrigation District Contracts, Helms and DCPP. As discussed above, the Hunters Point fossil power plant and the Humboldt Bay fossil and nuclear power plants, as well as two non FERC-licensed hydroelectric projects, will not be transferred to Gen and its subsidiaries. Gen and its subsidiaries or affiliates will also receive land, switchyards, step up transformers and other interconnection equipment and other entitlements, rights of way, access rights, personal and intellectual property and the business records necessary to operate the assets transferred from Debtor’s current generation business, as well as certain entitlements, contractual rights, claims, securities and other intangible assets associated with the electric generation business. These transfers are set out in the Master Separation and Distribution Agreement and Form of Asset Transfer, Assignment and Assumption Agreement, attached hereto, respectively, as Exhibits B-3 and B-4.

To facilitate price stability for Reorganized Debtor and a seamless restructuring, Gen will enter into the PSA, which is a 12-year contractual obligation to sell the output of these assets to Reorganized Debtor. Gen will also fulfill Debtor’s remaining wholesale power sales obligations to SVP under the Grizzly Contract. Pursuant to Section 365 of the Bankruptcy Code, Debtor will also assign to Gen certain of the continuing contractual obligations of Debtor that are associated with the operation of the transferred generation business, including water supply contracts, after which Debtor will be relieved of any obligations thereunder.

Item D. below, “Allocation of Assets, Cash and Liabilities Among Parties to the Transaction to Pay Off Debtor’s Creditors,” sets forth valuation information for the cash, securities, property, plant and equipment to be transferred by and to Gen in connection with the Plan.

3.    Distribution Business.

Upon completion of the Transaction, Reorganized Debtor will be an electric and gas local distribution company serving retail customers in northern and central California. Reorganized Debtor will retain substantially all of Debtor’s distribution assets, comprised of the current assets of Debtor that are not transferred to ETrans, GTrans, Gen or their respective subsidiaries or otherwise transferred or sold pursuant to the Plan. Unlike the other assets in Debtor’s current generation business, the Hunters Point fossil power plant and Humboldt Bay fossil and nuclear plant assets, as well as two non FERC-licensed hydroelectric projects, will remain with Reorganized Debtor instead of being transferred to Gen and its subsidiaries.

Pursuant to Section 365 of the Bankruptcy Code, Reorganized Debtor will assume and retain the bilateral energy purchase agreements between Debtor and (1) third party gas suppliers and (2) QFs and other third party power suppliers other than the Grizzly Contract, which will be transferred to a subsidiary of Gen, and the Irrigation District Contracts, which will be assumed by Gen. Reorganized Debtor has identified conditions upon which it will reassume the obligation to procure power on behalf of its retail electric customers. As discussed above, Reorganized Debtor will also assume contracts with WAPA and CCSF, utilizing services acquired from ETrans under a back-to-back agreement as required to meet its obligations to such customers.

Item D. below, “Allocation of Assets, Cash and Liabilities Among Parties to the Transaction to Pay Off Debtor’s Creditors,” sets forth valuation information for the property, plant and equipment to be retained by Reorganized Debtor in connection with the Plan.

4.    Gas Transmission Business.

On the Plan Effective Date, Debtor is scheduled to transfer its gas transmission business to GTrans, which will operate as a separate interstate gas transmission company thereafter. These assets will include natural transmission pipelines, storage facilities and certain service lines for large end-use customers.

Item D. below, “Allocation of Assets, Cash and Liabilities Among Parties to the Transaction to Pay Off Debtor’s Creditors,” sets forth valuation information for the cash, securities, property, plant and equipment to be transferred by and to GTrans in connection with the Plan.

D.    Allocation of Assets, Cash and Liabilities Among Parties to the Transaction to Pay Off Debtor’s Creditors

1.    Introduction.

The financial purpose of the Plan is to restore and create four creditworthy entities that can obtain investment-grade credit ratings. It is critical for each entity, including Reorganized Debtor, to be able to access the capital markets, both long- and short-term, in order to pay the allowed claims of Debtor’s creditors and meet the entities’ ongoing needs for capital in connection with the continuing enhancement and expansion of energy delivery infrastructure. In order to emerge from bankruptcy and pay allowed claims of its creditors the various companies must issue more than $9 billion of debt securities. Only the investment-grade capital markets have the depth of demand capable of satisfying this requirement (see Opinion of Lehman Brothers (filed as Exhibit G-1 hereto)). Moreover, Reorganized Debtor, ETrans, Gen and GTrans together are expected to make capital investments of about $1.6 billion annually after emerging from bankruptcy. If the Plan is not implemented in a timely manner, Debtor may not be able to maintain this level of investment in the face of growing creditor pressure to be paid. The table below illustrates the capital expenditure forecast for each of the post-Transaction entities.

Post-Transaction Capital Expenditure Forecast as of December 19, 2001*
(nominal $ millions)

	2003	2004	2005	2006	Total
Reorganized Debtor	$1,053.8	$955.4	$981.7	$987.5	$3,978.4
ETrans	$347.9	$319.1	$397.6	$398.0	$1,462.6
GTrans	$119.1	$203.5	$91.7	$119.6	$533.9
Gen	$113.9	$141.0	$142.1	$174.4	$571.4
Total	$1,634.7	$1,619.0	$1,613.1	$1,679.5	$6,546.3

*	This forecast remains current as May 31, 2002.

In addition to the foregoing capital expenditures, access to short-term markets provides temporary cash to fund seasonal cash flow deficiencies. Historically, Debtor has needed as much as $1 billion of short-term working capital to handle the timing differences between when cash is received and when payments are made.

The Plan is designed to (1) enable each of Reorganized Debtor, ETrans, GTrans and Gen to achieve investment-grade credit ratings and (2) maximize the overall level of debt capital that can be raised by the four companies consistent with maintaining such investment-grade credit ratings. Meeting these two design goals will enable the companies to pay the allowed claims of Debtor’s creditors without liquidating Debtor’s assets and to meet the financial needs associated with providing service as public utilities. The basic approach of the Plan is to allocate liabilities to each company in proportion to the ability of the assets assigned to such company to service those liabilities, taking into account market judgments with respect to risk factors associated with the particular company’s business. (See Exhibit G-1, attached hereto, which contains an opinion of Lehman that the debt securities of each of the four companies should be of investment-grade credit quality if the Transaction is consummated in accordance with the Plan.)

The imposition of FERC rate jurisdiction over many of the transactions between ETrans, Gen, GTrans and Reorganized Debtor which results from the implementation of the Plan is essential in enabling the companies to achieve investment-grade ratings and raise the amount of debt necessary to emerge from bankruptcy. Exhibits D-1.6, Testimony of Joseph Sauvage; D-1.7, Testimony of James Asselstine; and G-1, Opinion Letter of Lehman Brothers, contain evidence of Lehman’s views to this effect.

2.    Method.

Parent’s financial advisor, Lehman, has evaluated the credit capacity of each company using the same basic analytical methods that credit rating agencies and sophisticated creditors employ. These methods include qualitative and quantitative assessments of risk and financial cushions available to protect creditors against adverse events which could affect timely payment of interest and principal obligations. Applicants and Parent’s financial advisor, Lehman, have used methods typically used by credit rating agencies and have sought and obtained direct feedback from the two leading credit rating agencies, Moody’s and S&P. In both cases assuming that the Plan is implemented as proposed, Moody’s and S&P gave initial assessments that each of the reorganized companies, including Reorganized Debtor, would “, in all likelihood, be rated investment grade” (Moody’s)40 and “is capable of achieving investment-grade ratings that are in the ‘BBB’ rating category” (S&P).41

In designing the Plan, Applicants and Lehman evaluated the debt capacity of each of ETrans, Gen, GTrans and Reorganized Debtor in terms of (i) management’s projected cash flows for these four companies, (ii) market perceptions of the relative risks associated with the respective businesses of the four companies, and (iii) standards for obtaining investment-grade credit ratings.

The risk profiles were developed as follows:

•
ETrans was analyzed as having the lowest risk profile, as perceived by the market and the rating agencies, of the four companies and therefore is able to support the highest debt relative to its earnings capacity. The perceived market risk for ETrans is the lowest among the four companies because of limited competition in transmission and lack of dependence on commodities. The transmission technology employed by ETrans is well established, creating moderate operational risk. Also, the regulatory risk for ETrans is perceived to be relatively moderate based on FERC’s supportive regulatory record with respect to electric transmission infrastructure development and cost recovery. ETrans’ debt capacity is somewhat constrained due to very substantial requirements for capital investment into California’s electric transmission infrastructure.

•	GTrans was analyzed as having the second lowest risk profile, as perceived by the market and the rating agencies, of the four companies. GTrans’ perceived market risk is similar

[40]	Moody’s Investors Service, Rate Review (October 9, 2001) (attached hereto as Exhibit G-3).
[41]	Standard & Poor’s News Release, dated January 17, 2002 (attached hereto as Exhibit G-4).

to ETrans, except that it is perceived to face a significantly greater potential for competition. There is relatively moderate operational risk for GTrans, and the regulatory risk for GTrans is similar to that for ETrans.

•
Reorganized Debtor was analyzed as having a significantly higher risk profile, as perceived by the market and the rating agencies, than the two transmission businesses. This occurs notwithstanding operational risks for Reorganized Debtor, which are relatively moderate, and Reorganized Debtor’s expected ability to fund its capital requirements with relatively modest external financing. The reasons for Reorganized Debtor’s higher risk profile are the perceived risks associated with its procurement obligations and its regulatory risk. Parent’s financial advisor considered market and rating agency skepticism regarding the regulatory environment in California, taking into account recent experience in California energy markets where (a) investor owned utilities have not received timely regulatory approval to increase rates in response to higher commodity prices and (b) there have been repeated changes to regulatory rules in the face of pressure to avoid raising rates. These considerations lead to a relatively higher risk profile for Reorganized Debtor than most distribution companies in other areas of the country.

•
Gen was analyzed as having the highest risk profile of the four companies, as perceived by the market and the rating agencies, because of its perceived market and operational risks. Although the 12-year term of the PSA reduces Gen’s perceived risk, this reduction is offset to some extent by the fact that its counterparty is Reorganized Debtor. Furthermore, its relative market risk increases at the end of the term of the PSA when it will be subject to market price volatility. In addition, Gen is perceived to have relatively higher operating risk due to the potential for weather or equipment-related outages to its power plants, the lack of planned growth in Gen’s business and the fixed terms of its nuclear power plant license and Irrigation District Contracts.

3.    Debt to be Allocated.

On November 30, 2001, the total estimated allowed claims against Debtor were $13.135 billion. This includes approximately $8.984 billion in financial debt (much of which was incurred to pay for procured power during 2000 and early 2001) and $4.151 billion in other claims. Debtor plans to finance $9.215 billion of these claims and to pay $3.920 billion of these claims with cash on hand. To the extent that the allowed claims are greater than or less than such estimated amounts, the amount of debt to be issued could be different. Any additional financing requirements will be funded by additional issuances of long-term notes by Reorganized Debtor to the public or third parties in private offerings.

4.    Allocation of Assets and Liabilities.

Assets associated with each line of business will be allocated to the appropriate company: electric generation assets to Gen and the GenSub LLCs, electric transmission assets to ETrans, gas transmission assets to GTrans and electric and gas distribution assets remaining with Debtor, which will carry forward the distribution businesses as Reorganized Debtor. Under the Master

Separation and Distribution Agreement and the Asset Transfer, Assignment and Assumption Agreement, attached hereto, respectively, as Exhibits B-3 and B-4, each of ETrans, Gen and the GenSub LLCs, and GTrans will be assigned certain liabilities associated with the assets being transferred, including liabilities associated with contracts, customer deposits, certain environmental and employee matters, and certain other claims arising out of the business being transferred. Debts were allocated to each company based on the ability of the assets assigned to such company to service the debts, taking into account market perception of relative business risk. Because the Transaction is designed to unlock the earnings potential of Debtor’s assets so that Debtor’s liabilities can be serviced and Debtor can emerge from bankruptcy, the percentage allocations of debts of Debtor correlate with the approximate value of the assets on a book capitalization basis, except for Gen, for which the allocation of debt exceeds the book value of its assets. As described below, the value of the revenue stream associated with Gen’s assets is sufficient to support the debt that has been allocated to Gen.

In a regulated environment, an entity earns a regulated return on the rate base assets used and useful in providing regulated service. The rate base assets of a regulated entity are financed with a mix of debt and equity, commonly referred to as book capitalization. Since book capitalization is roughly the equivalent of rate base for ratemaking purposes, for ETrans, GTrans and Reorganized Debtor, it is a good measure of economic value for these companies, since their regulated rates are based on their costs.

Discounted cash flow value, however, is a better measure of the economic value of Gen since it is subject to market-based rates, including the revenues under the PSA during its term. Moreover, book capitalization for Gen has been dramatically affected by accelerated depreciation and the write-down of certain assets, such as DCPP and Helms, implemented as part of California’s competitive electric market transition. (See the discussion of the standards of Section 10(b)(3) in Item 3 herein for a review of the circumstances and assumptions leading to the reduction in Gen’s net plant of approximately $3.6 billion over the preceding five years and the inapplicability of Gen’s book value to Gen’s actual circumstances). Thus, a better measure of economic value for Gen is its discounted cash flow value, based on its earnings capacity. The percentage allocation of debts to Gen correlates with this value, as adjusted for market perceptions of the risk associated with such a generation business.

The allocation of assets is as follows:

Company	Value of Assets (Book Capitalization Basis as of 12-31-02) ($ millions)*
ETrans	1,586
Gen	5,284**
GTrans	1,386
Reorganized Debtor	9,510

*
Excludes certain contingent assets and liabilities which would be retained both in the absence of the Plan and after implementation of the Plan. Applicants have not included these contingent assets and liabilities in the projected value of the new entities after the Plan, because the contingent nature of such assets and liabilities does not allow for any practical or reliable quantification for purposes of reasonable financial evaluation.

**	Based on discounted cash flow valuation.

The basic assumptions used in developing the cash flow estimates used for the allocation of debt are set forth in the Testimony of Kent Harvey, attached hereto as Exhibit D-1.2, at pp. 33-34. For ETrans, GTrans and Reorganized Debtor, it was assumed that (1) rates would be set (under the jurisdiction of FERC or, for Reorganized Debtor, the CPUC) based on cost-of-service assuming the cost level shown in the pro forma financial projections submitted to the Bankruptcy Court, a forecast of rate base for each entity and a regulated rate of return; (2) certain costs, such as one-time costs to implement the Plan, will not be included in the revenue requirement of any cost-based rate of any of the companies (see Exhibit D-1.5, Testimony of Stephen Metague, attached hereto); and (3) rates after Debtor emerges from bankruptcy are to be changed through the normal rate setting process to reflect cost increases due to inflation, changes in operating costs, growth in rate base, and changes in sales.

For Gen, the PSA was used to calculate revenues during its term. Beyond the term of the PSA, and as assets are removed from the PSA pursuant to its terms in the scheduled step-down between years 11 and 12, Gen expects to sell its output into the open market. Under the terms of the PSA, Gen will receive separate capacity and energy payments. The capacity payments will be subject to availability criteria and the energy payments will be based on the actual electric output of the assets. Both the PSA capacity price and the energy price will escalate with inflation. The capacity payments, expected to be slightly more than 80% of the total payments, provide a relatively stable and predictable cash flow and are a crucial element for the creditworthiness of Gen and its ability to issue the debt necessary to finance the Plan.

As shown in the following table, the allocation among the four companies of the $9.215 billion in total debt required to implement the Plan closely correlates with the allocation of assets among the companies based on book capitalization (and discounted cash flow value for Gen). However, based on the risk profiles associated with the particular companies and in order to obtain investment-grade credit ratings, as described above, Applicants have allocated somewhat more debt to ETrans and GTrans relative to the value of their assets and have allocated somewhat less debt relative to the value of their assets to Reorganized Debtor and Gen.

As of 12-31-02	ETrans	Gen	GTrans	Post-Spin-Off Newco Subtotal	Reorganized Debtor	Total
Allocation of assets (book capitalization)—$ millions	1,586	5,284*	1,386	8,256	9,510	17,766
Allocation of assets —share	8.9%	29.7%	7.8%	46.5%	53.5%	100%
Allocation of debt**—$ millions	1,050	2,400	900	4,350	4,865	9,215
Allocation of debt—share	11.4%	26.0%	9.8%	47.2%	52.8%	100%

*
Discounted cash flow valuation performed by Rothschild Inc. is used instead of book capitalization because, in Applicants’ view, discounted cash flow analysis better reflects the value of the revenue stream associated with Gen’s assets and because of prior accelerated depreciation and write-downs required by Generally Accepted Accounting Principles (“GAAP”) in conjunction with deregulation which reduced Gen’s net plant by approximately $3.6 billion compared to conventional depreciation rates.

**
The allocation of debt could be different in certain circumstances as set forth in the Plan which could reduce the amount of long-term debt to be issued by the Newco subsidiaries or increase the amount of long-term debt to be issued by Reorganized Debtor.

The $9.215 billion needed for implementation of the Plan will be financed by three principal methods: issuing new long-term notes to the public and to third parties in private offerings; issuing new long-term notes or replacement mortgage bonds to existing creditors; and continuing existing debt. The cash raised in the offerings of notes to the public or third parties in private offerings is as follows, together with amounts expected to be transferred to Debtor:

Company	Long-Term Notes Issued to Public or Third Parties in Private Offerings ($ millions)*	Cash Transferred to Debtor ($ millions)*
ETrans	400	400
Gen	850	850
GTrans	400	400
Reorganized Debtor	3,706	—
Total	5,356	1,650

*
The amount of notes to be issued in capital markets and cash to be transferred to Debtor, relative to the amount of notes to be issued to Debtor, may change based on market conditions and other factors. The amount of cash to be paid by the Newco subsidiaries to Debtor will be reduced by the amount necessary to fund those subsidiaries’ near-term working capital requirements. Debtor may issue additional long-term notes in the event that the total amount of financing required exceeds currently planned amounts.

The total cash of approximately $5.356 billion raised from these new notes issued to the public or third parties in private offerings will be used by Debtor to repay allowed claims of creditors, as described below.

The remaining claims after accounting for the $5.356 billion in cash raised by issuing notes to the public or to third parties in private offerings, as described above, are $3.859 billion. These remaining claims will be satisfied by new or continued debt as follows: ETrans, Gen and GTrans will issue new notes to Debtor for transfer to creditors (in some cases after initial deposit into escrow or transfer to one or more special purpose entities) and Debtor will issue new mortgage bonds to replace existing mortgage bonds. Also, certain existing debt of Debtor will remain in place, and Reorganized Debtor will be responsible for such debt. The new notes to be issued by the four companies and the existing debt for which Reorganized Debtor will remain responsible are summarized in the following table:

Company	Long Term Notes Issued to and Transferred to Creditors (or Deposited in Escrow/Special Purpose Entities for Transfer to Creditors) ($ millions)*	Existing Debt of Debtor that will Remain in Place ($ millions)
ETrans	650	—
Gen	1,550	—
GTrans	500	—
Reorganized Debtor	—	1,159**
Total	2,700	1,159

*
The amount of long-term notes to be issued to Debtor, relative to the amount of notes to be issued in capital markets and cash to be transferred to Debtor, may change based on market conditions and other factors.

**
Of the $1,159 million, $345 million is secured by mortgage bonds of Debtor that are substantially identical to the underlying debt. These mortgage bonds will be replaced by newly issued mortgage bonds of Reorganized Debtor, the issuance of which will not affect the level of debt.

The following table summarizes all of the steps described above that will enable the four companies to satisfy Debtor’s allowed claims, using a combination of cash on hand, cash from new long-term notes issued to the public or third parties in private offerings, long-term notes issued to Debtor by ETrans, GTrans and Gen and continuation of existing Debtor debt, including replacement mortgage bonds (in millions of dollars):

As of 12-31-02*	ETrans	Gen	GTrans	Reorganized Debtor	Total
Total estimated allowed claims	—	—	—	—	13,135
minus cash on hand**	—	—	—	—	3,920
equals total amount of claims to be financed (as allocated)	1,050	2,400	900	4,865	9,215
minus long-term notes issued to public/third parties used to pay cash to creditors	400	850	400	3,706	5,356
equals amount of allowed claims not satisfied with cash	650	1,550	500	1,159	3,859
amount of claims satisfied by long-term notes issued or transferred to creditors	650	1,550	500	—	2,700
existing debt of Debtor for which Reorganized Debtor will be responsible	—	—	—	1,159	1,159

*
The amount of long-term notes to be issued in capital markets and cash to be transferred to Debtor, relative to the amount of notes to be issued to Debtor, may change based on market conditions and other factors. The amount of cash to be paid by the Newco subsidiaries to Debtor will be reduced by the amount necessary to fund those subsidiaries’ near-term working capital requirements. Further, the amount of long-term notes to be issued to Debtor by each of the Newco subsidiaries is subject to reduction in certain circumstances under terms set forth in the Plan. Debtor may issue additional long-term notes in the event that the total amount of financing required exceeds currently planned amounts.

**	Amounts raised by financing will be used before cash on hand to pay allowed creditor claims.[42]

E.    Contracts Between Parties to Reorganization

Although Reorganized Debtor will be separated from the other lines of business, there will be two major contracts, and a number of smaller, primarily transitional contracts, that will provide for the supply of various services between the newly separated companies. The two major contracts are: (1) the PSA under which Gen will provide electric capacity, energy and

[42]
Projected cash on hand excluding $330 million mortgage bond payment made March 1, 2002, and planned pre-consummation disbursements of interest and pre-petition obligations of $1.06 billion to qualifying facility suppliers, $89 million of customer deposits, and $768 million of interest.

ancillary services to Reorganized Debtor and (2) the Transportation and Storage Services Agreement under which GTrans will provide gas transportation and storage services to Reorganized Debtor. Applicants have asked the Bankruptcy Court to approve the execution of these agreements as a condition precedent to the confirmation of the Plan, subject to FERC’s approval of the rates and terms of service. These two agreements are being presented for FERC’s approval as part of the FPA Section 205 and NGA Section 7 filings. They are intended to provide mutual benefits to Reorganized Debtor and its customers as well as to Gen and GTrans.

1.    Gen and Reorganized Debtor Long-Term PSA.

Pursuant to the Plan, Gen and Reorganized Debtor will enter into the PSA under which Reorganized Debtor will purchase and dispatch all the output of the generation assets transferred to Gen and the GenSub LLCs, subject to certain minimum take obligations, obligations under the Grizzly Contract and station service needs (see Exhibit D-2.2, attached hereto). The PSA is for a twelve-year term. During the first eleven years, Reorganized Debtor will be entitled to purchase all of the output available from Gen from the facilities and the power purchase agreements transferred to it by Debtor, net of station service and the amount of power required by Gen to serve SVP under the Grizzly Contract. Electricity from DCPP and certain run of river hydroelectric facilities will be purchased by Reorganized Debtor on a must-take basis, except that Reorganized Debtor will be entitled under certain conditions specified in the PSA to back-down DCPP and the hydroelectric facilities. Gen must operate the generating facilities in accordance with FERC and NRC operating licenses and other criteria set forth in the PSA, including Gen’s obligations respecting public safety, and existing water supply or other contracts. Within these boundaries Reorganized Debtor will have the flexibility to schedule and dispatch all energy and ancillary services that it is not required to take on a must-take basis under the PSA and which is not subject to an existing Reliability Must Run contract (each of which will continue to be honored).

The amount of output available to Reorganized Debtor will be reduced over time as the power provided to Gen under the Irrigation District Contracts is reduced due to expiration of those contracts and in accordance with a schedule included in the PSA (in two steps—one at the end of the eleventh year and the remainder upon expiration of the PSA). This phased reduction will permit a smoother transition for both Gen and Reorganized Debtor; absent the phased reduction, each of Gen and Reorganized Debtor would be fully reliant on the market at the end of year twelve, in one case to absorb supply and in the other to meet demand for the entire block of power, which could be disruptive to the market. Gen will have the limited right to remove up to 150 MW of capacity from specified hydroelectric units identified in the PSA over the term of the agreement. This provision is designed to eliminate barriers to Gen’s ability to pursue environmental collaboratives and settlements through the removal or retirement of small non-essential facilities.

The rates under the PSA are negotiated, market-based rates which Gen has filed with FERC for acceptance under Section 205 of the FPA. 16 U.S.C. § 824d (1994). Included in that filing is “benchmark” evidence which demonstrates that the negotiated rates, terms and conditions are just and reasonable (see Testimony of Eugene T. Meehan, attached hereto as

Exhibit D-2.3). Reorganized Debtor will have the flexibility to schedule available energy and ancillary services. Under the PSA, Gen will reimburse Reorganized Debtor for certain costs incurred by Reorganized Debtor in providing certain services to Gen. Upon termination of the agreement, Reorganized Debtor and Gen may renegotiate or extend the agreement, but neither party will be obligated to do so.

2.    GTrans and Reorganized Debtor Transportation and Storage Services Agreement.

Pursuant to the Plan, GTrans and Reorganized Debtor will enter into an agreement relating to gas transportation and storage services (the “Transportation and Storage Services Agreement”). See Section VI.F of the Disclosure Statement (attached hereto as Exhibit B-2) for more detailed information on this agreement. The GTrans agreement will ensure that Reorganized Debtor will have sufficient firm gas transportation and storage capacity to enable it to reliably serve its core gas customers. This agreement has been filed with FERC and its terms and conditions must be accepted by FERC as just and reasonable.

3.    Agreements for Separation of Businesses.

As a result of the restructuring of the gas and electric utility industries in California over the last decade, Debtor has organized its operations into internal business lines that correspond generally to the separate companies to be operated by each of Reorganized Debtor, ETrans, GTrans and Gen as of the Plan Effective Date. Debtor’s generation business is currently structured as a separate internal business line. Debtor’s gas transmission business is now operated as a separate internal business line within the utility operations business unit. While the electric transmission business is currently integrated into Debtor’s utility operations business unit, it was previously a separate business unit, and its operations remain largely distinct. The business lines currently share a variety of assets and services, including administrative and operating services, real and intellectual property, office buildings, service centers and yards and telecommunications services and infrastructure.

Parent, PG&E Holdings LLC, Reorganized Debtor, ETrans, GTrans and Gen will enter into agreements providing for the separation of Debtor’s existing operations among the four separate operating companies, including a Master Separation and Distribution Agreement (see Exhibit B-3, attached hereto) and Asset Transfer, Assignment and Assumption Agreements between Debtor and ETrans and Debtor and Gen (see Exhibit B-4, attached hereto). These agreements will generally provide for the transfer of assets from Debtor to ETrans, Gen and GTrans, for payment of cash and notes from ETrans, Gen and GTrans to Debtor and for ETrans, Gen and GTrans to assume certain liabilities from Debtor. The agreements will set forth the procedures with respect to the pursuit and collection of any recovery in connection with the Rate Recovery Litigation and for the method by which the net after-tax costs of the Chromium Litigation will be allocated among the parties. In addition, the agreements will provide for, among other things, employee matters, environmental matters, technology and intellectual property ownership and license arrangements. They also will provide, in some cases, for transitional arrangements leading to a more permanent separation. A separate agreement (the “Tax Matters Agreement”) will allocate between Parent and Reorganized Debtor tax liabilities for periods or portions thereof ending on or before the date of the Spin-Off and set forth procedures for making tax payments and handling tax disputes with tax authorities. Generally, liability of Reorganized Debtor for consolidated or combined federal or state income or franchise taxes for tax periods ending on or before the Spin-Off will be determined on a stand-alone methodology similar to that currently used to allocate such taxes to Reorganized Debtor. Income taxes resulting from the Transaction, net of any deemed tax benefit of resulting adjustments, generally will be shared equally by Reorganized Debtor and Parent. However, the Tax Matters Agreement will provide for each of Parent and Reorganized Debtor to indemnify the other party if they or any of their respective subsidiaries cause any portion of the Transaction to become taxable.

Existing liabilities relating to personal injury, property damage, products liability, discrimination, employment or other similar claims against Debtor, other than any liability associated with the Chromium Litigation, will follow the assets and, as future liabilities arise, they will be the liabilities of the owner of the assets.

4.    Agreements Providing for Electric Operational Matters.

ETrans, Gen and Reorganized Debtor will enter into the following agreements, as filed with FERC (see Exhibit D-3, attached hereto), for on-going electric operational matters:

•
the Back-to-Back Agreement between ETrans and Reorganized Debtor enabling continued service for Debtor’s current wholesale electric customers by providing for ETrans to provide to Reorganized Debtor transmission services needed to support contracts assigned to Reorganized Debtor and providing for Reorganized Debtor to provide to ETrans distribution services needed to fulfill contracts assigned to ETrans;

•	a Transmission Availability Agreement for Offsite Power Supply between ETrans and Gen (“Transmission Availability Agreement”) to meet NRC regulatory requirements with respect to the DCPP;

•
three Generation Interconnection Agreements between (1) ETrans and Gen providing for the interconnection between ETrans and Gen’s generation facilities that interconnect at transmission voltages, (2) ETrans and Reorganized Debtor providing for the interconnection between ETrans and Reorganized Debtor’s retained generation facilities and (3) Reorganized Debtor and Gen providing for the interconnection between Reorganized Debtor’s distribution level facilities and Gen’s generation facilities that interconnect at distribution voltages; and

•	a Load Interconnection Agreement between ETrans and Reorganized Debtor providing for the interconnection between ETrans’ transmission facilities and Reorganized Debtor’s load serving facilities.

These agreements generally are required to ensure that service under Debtor’s existing contracts with wholesale electric transmission customers will continue without disruption, to maintain grid conditions necessary for safe operation of Gen’s nuclear facility in accordance with NRC requirements and to provide for interconnection between Debtor’s facilities once they are separated among Gen, ETrans and Reorganized Debtor. Reorganized Debtor will pay to ETrans the amounts Reorganized Debtor receives for transmission services from its wholesale customers under Reorganized Debtor’s contracts, and ETrans will pay to Reorganized Debtor the amounts it receives from its wholesale customers under the ETrans contracts for wholesale distribution service. Thus, the Back-to-Back Agreement only ensures that the right to payments properly tracks the ownership of the relevant facilities. ETrans and Reorganized Debtor may only change rates subject to the Back-to-Back Agreement by filing such rates with FERC and may only do so where the applicable contracts provide for rates to be changed as a result of such filings. The Transmission Availability Agreement does not provide for any payments from Gen to ETrans except in certain limited exceptions when ETrans will incur additional costs to satisfy the requirements of the Agreement, in which cases Gen will reimburse ETrans for its costs. The Generation Interconnection Agreements are based on the Form Agreement that Debtor currently uses with third party generators with certain minor changes that Applicants commit to offer to such third party generators. Similarly, the Load Interconnection Agreement was modeled on Debtor’s current interconnection agreements with non-affiliates. The foregoing agreements have been filed with FERC and may be revised to reflect FERC review.

5.    Shared Service Agreements.

ETrans, Gen, Reorganized Debtor and GTrans plan to enter into agreements to share various administrative and general services for a transitional period (generally from one to five years) following the Plan Effective Date.

In addition to the Transportation and Storage Services Agreement, discussed above, GTrans and Reorganized Debtor will enter into agreements relating to on-going gas operational matters, including interconnection, gas transmission, storage, real property and access arrangements and certain maintenance, telecommunication and emergency services.

F.    Assumption of Net Open Position

As described above, since Debtor was no longer creditworthy and consequently unable to continue buying power from the PX and the CAISO on behalf of its customers, the DWR began in early 2001 to buy power to fill the net open position on behalf of Debtor’s customers. The DWR continues to serve the net open position today and, it is assumed, will continue to do so until Debtor is restored to financial health and generators and power marketers are again willing to sell power to Debtor with confidence that they will be paid in a timely manner.

Pursuant to the Plan, Debtor has identified the following conditions upon which it would be positioned to reassume the responsibility for the net open position of its electric customers not already provided by the DWR’s contracts: (1) Reorganized Debtor establishes an investment-grade credit rating from S&P and Moody’s (which will necessarily occur on the Plan Effective Date, but must remain in compliance on such date as the other conditions are satisfied); (2) Reorganized Debtor receives assurances from S&P and Moody’s that Reorganized Debtor’s credit rating will not be downgraded as a result of the reassumption of the net open position; (3) there is an objective retail rate recovery mechanism in place pursuant to which Reorganized

Debtor is able to fully recover in a timely manner its wholesale costs of purchasing electricity to satisfy the net open position; (4) there are objective standards in place regarding pre-approval of procurement transactions; and (5) subsequent to reassumption of the net open position, the conditions in clauses (3) and (4) remain in effect. Satisfaction of the conditions in clauses (3) and (4) is within the CPUC’s control. Reorganized Debtor will be prohibited from assuming the net open position of its electric customers until these conditions are met, as this approach is crucial to establishing the financial viability of Reorganized Debtor and the overall viability of the Plan If these assurances are met, Reorganized Debtor will be positioned to resume its procurement function.

As described above, the DWR has purchased power on the spot market and negotiated long-term power purchase contracts in partial fulfillment of its procurement obligations pursuant to emergency laws enacted in early 2001. The DWR currently is selling a portion of this power to Debtor’s customers. Consistent with applicable law, Debtor acts as the billing and collection agent for the DWR’s sales to Debtor’s retail customers. Debtor does not take title to the DWR power or have any financial responsibility for the sale of such DWR power. Debtor does not propose to accept an assignment of power procurement contracts executed by the DWR. Debtor will seek a Bankruptcy Court ruling whereby Reorganized Debtor will be prohibited from accepting, directly or indirectly, an assignment of the DWR contracts.

G.     Litigation

1.    Rate Recovery Litigation.

On November 8, 2000, Debtor filed a lawsuit in federal court against the CPUC Commissioners (the “Rate Recovery Litigation”). In the Rate Recovery Litigation, Debtor asked the court for declaratory and injunctive relief compelling the State of California to recognize Debtor’s right to recover in retail rates the costs which Debtor incurred or incurs in the federally-regulated wholesale market to supply its retail ratepayers.43 Debtor argued that its wholesale power costs were incurred pursuant to filed rates and tariffs which FERC had authorized and approved and, under the United States Constitution and numerous court decisions, state regulators cannot disallow recovery of such costs. The lawsuit also alleged that to the extent

[43]
In the Rate Recovery Litigation, Debtor asks the court to declare that the CPUC was without jurisdiction to enter its decisions prohibiting recovery of Debtor’s wholesale power purchase costs to the extent procurement of that power and incurrence of those costs was otherwise found to have been reasonable, and that state law as interpreted in such decisions is unconstitutional and unenforceable insofar as it prevents Debtor from recovering its entire interstate electric transmission and wholesale power purchase costs in retail rates, in that such prohibition is preempted by federal law and violates the Commerce Clause of the United States Constitution. Debtor also asks that the court declare that state law, as interpreted by the CPUC, is unconstitutional and unenforceable insofar as it produces a confiscatory result and fails to provide just compensation for the taking of private property for public use, in that it violates the Takings and Due Process Clauses of the United States Constitution. Debtor asks for a preliminary and permanent injunction requiring defendants, and each of them, immediately to comply with the court’s declarations and restraining defendants, and each of them, from taking any actions, including maintaining or implementing any rates, contrary to the declarations. If Debtor prevails in the Rate Recovery Litigation, then it would be entitled to require the CPUC to adjust retail electric rates to allow recovery of Debtor’s then-remaining balance of unrecovered interstate electric transmission and wholesale power purchase costs.

Debtor is denied recovery of the wholesale electric costs pursuant to rates filed with FERC, such action constitutes an unlawful taking and confiscation of Debtor’s property.

On May 2, 2001, the court dismissed Debtor’s amended complaint, without prejudice to refiling at a later date, on the ground that the Rate Recovery Litigation was premature since two CPUC decisions had not yet become final under state law. The court rejected all of the CPUC’s other arguments, including the CPUC’s claims related to sovereign immunity and the court’s jurisdiction. On August 6, 2001, Debtor refiled its Rate Recovery Litigation case in the United States District Court for the Northern District of California, based on the fact that the CPUC decisions referenced in the Court’s May 2, 2001 order had become final under California law. Opponents have filed motions to dismiss the case.

Prior to the distribution of the outstanding common stock of Newco to Parent, Debtor will assign to Newco or a subsidiary of Newco the rights to 95% of the net after-tax proceeds from any successful resolution of the Rate Recovery Litigation and resulting CPUC rate order requiring collection in rates.44 Reorganized Debtor will retain the rights to 5% of such proceeds.45

Applicants believe that the foregoing allocation of proceeds is appropriate because (a) the proceeds from the Rate Recovery Litigation do not constitute any part of the consideration being used, pursuant to the Plan, to pay in full all allowed claims and (b) ultimately Parent, as the common shareholder of Debtor, was the entity economically harmed because the CPUC did not allow full recovery of wholesale prices. The write down of the regulatory assets associated with the disallowance of recovery of lawful federally-filed energy charges caused Debtor’s creditworthiness to plunge, resulting in its inability to pay dividends and a corresponding reduction in common equity value. Applicants recognize that pursuing this matter will likely consume time, energy and resources of Reorganized Debtor. Accordingly, a portion of the net after-tax proceeds from the Rate Recovery Litigation will be retained by Reorganized Debtor.

2.    Block Forward Market (“BFM”) Contract Seizure Litigation.

On February 5, 2001, the Governor, acting under California’s Emergency Services Act, commandeered certain contracts held by Debtor requiring the counterparties to deliver specified MW blocks of electricity during peak hours throughout 2001 at agreed upon prices. Debtor entered into these contracts at times when wholesale electricity prices were lower than when the

[44]
Newco will not sell, dividend, pledge or otherwise transfer any part of its 95% interest in such net proceeds at any time prior to the occurrence of a “Litigation Transfer Event.” Under the Plan, a Litigation Transfer Event occurs if the long-term notes of each of ETrans, GTrans and Gen trade at or above par for 30 days (which need not be consecutive days and which need not be the same days for each issue of the long-term notes) during any 60 business day period.

[45]
As discussed in footnote 32, supra, Debtor is subject to Public Utilities Code Section 367(b) which authorizes the CPUC to determine the market value of Debtor’s non-nuclear generating assets by no later than December 31, 2001 and provide that value to ratepayers through a credit against the obligation of ratepayers to compensate Debtor for its utility generation-related “transition” costs. The amount of this credit once applied for ratemaking purposes could ultimately have the ratemaking effect of offsetting a portion of the amount of proceeds from the Rate Recovery Litigation collected in retail rates.

contracts were commandeered. Debtor believes that the BFM contracts have significant value, as they entitled Debtor to purchase power for less than the market rates at the time the contracts were commandeered.

Debtor filed an administrative claim with the California Victim Compensation and Government Claims Board (the “Board”) based on the Governor’s seizure of the BFM contracts. The Board issued a decision dated October 31, 2001 to proceed with a determination of the value of the commandeered property and ordered additional filings and oral argument to support such a determination to be made on February 27, 2002. On December 10, 2001, Debtor and another party filed a motion in state court challenging the Board’s jurisdiction to continue hearing the matter for the reasons described in the following paragraph.

On July 16, 2001, Debtor also filed a complaint against the State of California in state court to recover the value of the seized BFM contracts, alleging that the State’s seizure of the contracts was an inverse condemnation. All parties agreed to coordinate this proceeding with other pending proceedings regarding the BFM contracts in a single state court. The State also filed a motion in the Bankruptcy Court seeking relief in connection with the BFM contracts. The motion was resolved by stipulation whereby the State was granted relief to pursue and defend in state court claims related to any liability of the state with respect to commandeering the BFM contracts. Debtor, the State and other parties have reached agreement, approved by the Bankruptcy Court, to (a) enter a stipulation that the claims before the Board be summarily rejected as unduly complex and (b) stipulate that all administrative remedies regarding the state court inverse condemnation claims on the contracts have been exhausted.

Prior to the distribution of the outstanding common stock of Newco to Parent, Debtor will assign to Newco or a subsidiary of Newco all of the rights to the BFM Contract Seizure Litigation.46

3.    Claims Against the State.

Debtor sought relief under chapter 11 of the Bankruptcy Code in part because of the actions of the State of California and the CPUC relating to the recovery of transition costs and the filings to timely conclude that the conditions for ending the rate freeze. Debtor believes that such actions or inactions constituted or resulted in an unlawful confiscation and taking of Debtor’s property and that Debtor and Parent have valid causes of action against the State of California for such conduct. Prior to the distribution of the outstanding common stock of Newco to Parent, Debtor will assign to Newco or a subsidiary of Newco all of the rights to the causes of action against the State of California.

[46]
To the extent that the BFM Contract Seizure Litigation is resolved prior to the Plan Effective Date, (a) Debtor and a specified group of creditors (the “PX Participants’ Committee”) will negotiate in good faith as to the application of any proceeds of the BFM Contract Seizure Litigation and (b) Debtor, the PX Participants’ Committee and the individual participants reserve all rights against each other and other parties who assert claims with respect to or interests in the BFM contracts.

4.    Compressor Station Chromium Litigation.

Debtor is currently a defendant in sixteen civil actions pending in California courts relating to alleged chromium contamination (“Chromium Litigation”). Each of the complaints alleges personal injuries and seeks compensatory and punitive damages in an unspecified amount arising out of alleged exposure to chromium contamination in the vicinity of Debtor’s gas compressor stations located at Kettleman, Hinkley and Topock, California. The aggregate after-tax amount of any liability and related expenses resulting from the Chromium Litigation will be divided among Reorganized Debtor, ETrans, GTrans and Gen as follows: 50%, 12.5%, 12.5% and 25%, respectively. Although this liability arises solely from the activities of Debtor’s gas transmission business, it is a liability of Debtor as a whole and should therefore be borne by each of Debtor’s successor lines of business.

ITEM 2.     Fees, Commissions And Expenses

Estimated fees and expenses expected to be incurred by Applicants in connection with the Transaction will be filed by amendment.

ITEM 3.     Applicable Statutory Provisions

SECTION OR RULE UNDER THE ACT	ELEMENTS OF THE TRANSACTION TO WHICH SECTION OR RULE RELATES
9(a)(2), 10, 11 and rules thereunder
•      If determined necessary by the Commission, acquisition by Debtor of NewCo, ETrans, and Gen common stock, and, if the GenSub LLCs are deemed to be public utility companies by the Commission, the GenSub LLC interests, at the time that utility assets are transferred to such companies, or, in the alternative, confirmation that because the transfer is scheduled to occur on the same day as the transfer of ownership of Newco to Parent (absent delay due to unforeseen circumstances) the simultaneous merger doctrine makes such approval unnecessary;
•      acquisition by Parent of NewCo, ETrans and Gen common stock, and, if the GenSub LLCs are deemed by the Commission, the GenSub LLC interests;
•      acquisition by NewCo of ETrans, and Gen common stock, and, if the GenSub LLCs are deemed to be public utility companies by the Commission, the GenSub LLC interests, at the time that utility assets are transferred to such companies; and
•      if the GenSub LLCs are deemed to be public utility companies by the Commission, acquisition by Gen of the GenSub LLC interests at the time that utility assets are transferred to such companies, or, in the alternative, confirmation that the GenSub LLCs are not public utility companies.

In addition, to the extent that other sections of the Act or the Commission’s rules are deemed applicable to the Transaction, such sections and rules should be considered as set forth in this Item 3.

A.     The Relevant Standards for Commission Review of this Application Under Sections 9(a)(2) and 10 of the Act.

Section 9(a)(2) requires any person to obtain prior Commission approval under Section 10 of PUHCA before acquiring, directly or indirectly, 5% or more of the voting securities of a public-utility company if such person already owns, or will by virtue of the acquisition, own 5% or more of the voting securities of any other public-utility company or holding company.

Section 10(b) provides that if the requirements of subsection (f) of this section are satisfied, the Commission shall approve the acquisition unless the Commission finds that:

(1)    such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

(2)    in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

(3)    such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding-company system.

Section 10(c)(1) provides that the Commission not approve a proposed acquisition of securities or utility assets which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11.

Section 8 prohibits the acquisition by a registered holding company of an interest in an electric utility company and gas utility company serving substantially the same territory without the express approval of the State commission when the state’s law prohibits or requires approval of the acquisition.

Section 11(b)(1) generally restricts the utility holdings of a registered holding company to a “single integrated public-utility system.”

Section 11(b)(2) requires that registered holding companies not have unduly complicated structures or inequitable distribution of voting power among security holders.

Section 10(c)(2) requires that the Commission not approve a proposed acquisition of securities or utility assets “unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public-utility system.”

Section 10(f) requires that the Commission not approve a proposed acquisition unless it appears to the satisfaction of the Commission that such laws as may apply in respect of such acquisition have been complied with.

B.    Section-by-Section Analysis

The Transaction, for the reasons set forth below, satisfies the standards of Section 10 of the Act.

1.    Section 10(b)(1).

The Acquisition will not tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

a)    Interlocking Relations

Consistent with Section 10(b)(1) of the Act, Applicants submit that the organization will not tend toward interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or customers. While there will be certain common directors and officers of the public utility subsidiaries of Parent, these relations normally exist in public utility holding company systems among commonly controlled affiliated and associated companies and are not considered detrimental to the public utility interest or the interest of investors or consumers.47

After consummation of the Transaction, Reorganized Debtor will no longer be an “affiliate” or a “subsidiary company” of Parent. Reorganized Debtor will be totally independent

[47]
Northeast Utils., HCAR No. 25221, 1990 SEC LEXIS 3898, *34 (Dec. 21, 1990) as modified, HCAR No. 25273, 1991 SEC LEXIS 421 (Mar. 15, 1991), aff’d sub nom.City of Holyoke v. SEC, 972 F.2d 358 (“Northeast Utilities”).

from Parent and its subsidiaries in terms of governance after the consummation of the Transaction: there will be no ownership of Reorganized Debtor by Parent or its affiliates after consummation of the Transaction, nor will there be any interlocking directorates or other relationships between Reorganized Debtor and Parent or its subsidiaries. Contractual arrangements between Reorganized Debtor and certain of Parent’s subsidiaries, including the PSA between Reorganized Debtor and Gen, the Back-to-Back Agreement between Reorganized Debtor and ETrans, and the Transportation and Storage Services Agreement between Reorganized Debtor and GTrans will neither provide Parent with ongoing control of Reorganized Debtor nor contain unfair business practices. While Debtor has been a subsidiary company with respect to Parent at the time these agreements were negotiated, each of the PSA, the Back-to-Back Agreement and the Transportation and Storage Services Agreement has been submitted to the FERC for approval, which will not be issued unless the FERC finds that such agreements are “just and reasonable.” The terms of these agreements also do not provide for any control of Reorganized Debtor by Parent or its subsidiaries. Finally, with regard to the PSA between Reorganized Debtor and Gen, it is important to note that the energy to be sold to Reorganized Debtor under the PSA will represent only a minority portion of Reorganized Debtor’s energy needs after implementation of the Transaction and Reorganized Debtor’s reassumption of the net open position. The remainder of its needs will either be provided by third parties or will come from Reorganized Debtor’s remaining portfolio of generation.

Contractual arrangements among the parties to the Transaction are not of a type to be detrimental to the public interest or the interest of investors or consumers. After separation of the companies, it is essential that they enter into agreements for providing electric interconnection among them and for maintaining transmission grid availability in accordance with regulatory requirements for DCPP. As is discussed in more detail in Item 2, Section E.4. above, the Back-to-Back Agreement between ETrans and Reorganized Debtor is necessary to ensure continued service to certain of Debtor’s current wholesale customers under contracts that provide for both transmission and distribution services, yet, will be assigned to either ETrans or retained by Reorganized Debtor. As discussed above, the Back-to-Back Agreement, the interconnection agreements and the Transmission Availability Agreement have been filed with FERC (see Exhibit D-3, attached hereto) for acceptance under FERC’s “just and reasonable” standard. These arrangements are necessary to implement the Plan. In addition, the PSA is an essential element of the Plan for bringing Debtor out of bankruptcy (see Exhibit D-2.4, attached hereto) and also has been filed with FERC which must find its rates and terms to be just and reasonable (see Exhibit D-2.1, attached hereto). The transitional contracts for sharing of certain services and facilities also are needed for a smooth and cost-effective transition from having all the businesses under a single company to having them under separate companies.

b)    Concentration of Control

Consideration of the concentration of control requires that the Commission “consider [the] possible anticompetitive effects” of a proposed acquisition.48 The Commission considers all circumstances in examining concentration of control, including size (e.g., capacity, operating

[48]
City of Holyoke Gas & Elec. Dept. v. SEC, 972 F.2d 358, 363 (D.C. Cir. 1992) (“City of Holyoke”) (quoting Northeast Utilities, 1990 SEC LEXIS 3898, *39 and citing Municipal Elec. Ass’n v. SEC, 413 F.2d 1052, 1056-57 (D.C. Cir. 1969)).

revenues, number of customers, volume (kWh) of electricity sold and assets) of the holding company in comparison to other public utility holding companies in the region or nation and in reference to the economies of scale achievable in the industry.49 Any increases in concentration of control are weighed against the public interest (e.g., emergence from bankruptcy, economies of scale, reduction in costs and duplication, and efficiency). Id.

The Transaction raises no issues for “concentration of control of public-utility companies” because the Plan will not involve the acquisition or control of any public utility assets or operations which are not already owned or controlled by Parent, its existing public-utility subsidiaries and its shareholders, and “will therefore have no effect on the concentration of control of public utility companies.”50 As is explained in the Testimony of William Hieronymus filed in connection with the FERC Section 203 application (see Exhibit D-1.3, attached hereto), the Spin-Off actually will reduce the concentration of control.

The Commission routinely recognizes that FERC also reviews acquisitions for anti-competitive effects, and the Commission “‘watchfully defer[s]’ to the proceedings held before—and the result reached by—[another regulatory] agency” in the case.51 FERC will review the dispositions of FPA-jurisdictional assets proposed by the Plan and will approve them only if such dispositions are consistent with the public interest, taking into consideration effects on competition, rates and regulation. Exhibit D-1.1 (attached hereto) contains the application to FERC under Section 203 of the FPA for approval for the disposition of Debtor’s electric utility assets, in connection with which FERC will address competitive effects. Exhibits D-1.3 and D-1.4 (attached hereto) contain relevant testimony providing clear evidence that there will be no increase in the vertical or horizontal market power of any entity as a result of the Plan. Upon receiving an order from FERC finding that the proposed Transaction will not have an adverse impact on competition, Parent will file a copy of that order by amendment to this Application.

2.    Section 10(b)(2).

The consideration, including all fees and commissions, is fair and reasonable.

a)    Consideration

The Plan restructures Debtor and Parent in order to create corporate and regulatory structures that are fair to investors, consumers and creditors and that are financially viable.

[49]	Northeast Utilities.
[50]
Wisc. Energy Corp., HCAR No. 24267, 1986 SEC LEXIS 124, *14 (Dec. 18, 1986) (“Wisconsin Energy”); see also Central Maine; 1998 SEC LEXIS 1685, accord BEC Energy, HCAR No. 26874, 1998 SEC LEXIS 941 (May 15, 1998); Energy East Corp., HCAR No. 26834, 1998 SEC LEXIS 355 (Mar. 4, 1998).

[51]
City of Holyoke, 972 F.2d at 363-64 (quoting Wisconsin’s Envtl. Decade v. SEC, 882 F.2d 523, 527 (D.C. Cir. 1989). See also Envtl. Action, Inc. v. SEC, 895 F.2d 1255, 1261 (9th Cir. 1990) (“Environmental Action”) (the Commission properly relied on FERC’s rate-approval authority under Section 205 of the FPA and on market factors to conclude no anti-competitive effects in acquisition of generating capacity); Northeast Utilities, 1990 SEC LEXIS 3898 (the Commission particularly looks to FERC’s expertise regarding anticompetitive issues regarding transmission access and bulk power markets and may condition approval of an acquisition on obtaining an order from FERC under Section 203 of the FPA).

Under the Plan, Debtor will allocate its various liabilities to the four restructured components of its existing businesses: interstate gas transmission (GTrans), electric transmission (ETrans), electric generation (Gen) and gas and electric local distribution (Reorganized Debtor). The debt required to pay the allowed claims of Debtor’s creditors is allocated among these businesses based on their ability to raise the maximum amount of needed debt capital consistent with achieving and maintaining investment-grade credit ratings. The main factors in determining the debt capacity of the businesses are the ability of the assets allocated to each business to generate revenues and the market’s evaluation of the risks associated with each business (market risk, operational risk and regulatory risk) that could affect their revenues and ability to service debt.

The Transaction is being implemented in the context of a restructuring designed to create creditworthy companies so that the Bankruptcy Court will approve Debtor’s emergence from bankruptcy. It is not a sale of shares or assets to a third party nor is it even a restructuring entered into on a wholly voluntary basis by the entity being restructured. Instead, it is a reorganization and reallocation of assets and liabilities deemed by Applicants as the most effective, appropriate and fair way for the affected entities to emerge as viable, creditworthy entities capable of serving their shareholders, customers and creditors fairly. Immediately following the Transaction the same shareholders will continue to own the same assets, albeit through two separate corporate entities, as they owned prior to implementation of the of Transaction. Because the transfer of assets and liabilities is part of an internal reorganization in which, as of the time of implementation, all of the assets will be ultimately owned by the same shareholders who now hold such assets, there is no sale or purchase for consideration. Thus, Applicants believe that the requirements of Section 10(b)(2) with respect to consideration (other than fees and commissions) do not apply.

The Commission has approved transfers of ownership interests within a single holding company system where the proportion of each shareholder’s ownership remained unchanged.52 That is the situation here, where immediately after the Transaction the shareholders of Parent will continue to hold all interests in each of the companies among which assets are being allocated.

The method of allocation of Debtor’s debts and liabilities has been done on a basis that bears a fair relation to the value of the assets, the risks of the businesses as perceived by capital markets and the ability of the businesses to support debt. Shareholders of both Reorganized Debtor and of Parent can expect to earn a fair return on their investment in both corporations, while creditors and customers of both entities will benefit from their increased financial strength. The correlation between the value of Debtor’s assets, based on their earning capability, and the debt assigned to the entities which will own the assets, is discussed below in the context of Section 10(b)(3).

[52]
Pinnacle West Capital Corp., HCAR No. 27386, 2001 SEC LEXIS 841 (Apr. 27, 2001) (“Pinnacle West”); CIPSCO Inc., HCAR No. 25152, 1990 SEC LEXIS 3224 (Sept. 18, 1990) (“CIPSCO”); Wisconsin Energy, 1986 SEC LEXIS 124.

b)    Fees and Commissions

Fees and commissions to be paid in connection with the Transaction will be provided pursuant to item 2 above by amendment. Such fees and expenses will be reasonable for a Transaction of this kind and magnitude and will not be material (i.e., will be less than 2% of the value of the Transaction) when measured against Parent’s consolidated book value or the earnings capacity of its assets.53

3.    Section 10(b)(3).

The Transaction will not unduly complicate the capital structure of the holding-company system of the Applicants nor will it be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

Pursuant to the Plan, the assets associated with each line of business will be allocated to the appropriate company: electric generation assets to Gen and the GenSub LLCs, electric transmission assets to ETrans, gas transmission assets to GTrans and electric and gas distribution assets remaining with Reorganized Debtor. The allocation of all debt (including debt issued to raise cash used in the transaction) among the companies was determined based on the ability of the businesses to raise needed debt capital while achieving and maintaining investment-grade credit ratings. The Commission has previously accepted allocation of debt among companies that were reorganized in the context of electric industry restructuring.54 The allocations of debt are based on the earnings capacity of each company and reflect the financial markets’ view of the risks associated with each company’s business. As summarized in the table below, the allocation of debt closely tracks the allocation of assets among the four companies on a book capitalization basis for ETrans, GTrans and Reorganized Debtor and on a discounted cash flow valuation basis for Gen. Gen’s book value dramatically understates the economic value of the revenue stream associated with Gen’s assets due to prior accelerated depreciation and write-downs made in the context of electric industry restructuring.

[53]
See, e.g., Madison Gas & Elec. Co., HCAR No. 27326, 2000 SEC LEXIS 2873 (Dec. 28, 2000); WPS Res. Corp., HCAR No. 27330, 2000 SEC LEXIS 2876 (Dec. 28, 2000); Energy East Corp., HCAR No. 27128, 2000 SEC LEXIS 139 (Feb. 2, 2000). Entergy Corp., HCAR No. 25952, 1993 SEC LEXIS 3539 (Dec. 17, 1993) (fees and commissions represented approximately 1.7% of the value of consideration); Northeast Utilities, 1990 SEC LEXIS 3898, (fees and expenses represented approximately 2% of the value of assets to be acquired), fees approved by SEC Staff in delegated order, Northeast Utils., HCAR No. 25548, 1992 SEC LEXIS 1329 (June 3, 1992).

[54]
Pinnacle West, 2001 SEC LEXIS 841, *6 (where a holding company transferred generation assets from one public utility company subsidiary to another subsidiary that became a public utility company as a result of the transaction, the Commission approved a transfer of debt adjusted to maintain the current debt to common stock equity ratio of the transferor subsidiary).

As of 12-31-02	ETrans	Gen	GTrans	Post-Spin-Off Newco Subtotal	Reorganized Debtor	Total
Allocation of assets (book capitalization) — $ millions	1,586	5,284*	1,386	8,256	9,510	17,766
Allocation of assets — share	8.9%	29.7%	7.8%	46.5%	53.5%	100%
Allocation of debt — $ millions**	1,050	2,400	900	4,350	4,865	9,215
Allocation of debt — share	11.4%	26.0%	9.8%	47.2%	52.8%	100%

*
Discounted cash flow valuation performed by Rothschild Inc. is used instead of book capitalization because, in Applicants’ view, discounted cash flow analysis better reflects the value of the revenue stream associated with Gen’s assets and because of prior accelerated depreciation and write-downs required by GAAP in conjunction with deregulation which reduced Gen’s net plant by approximately $3.6 billion over the past five years compared to conventional depreciation rates.

**
The allocation of debt could be different in certain circumstances as set forth in the Plan which could reduce the amount of long-term debt to be issued by the Newco subsidiaries or increase the amount of long-term debt to be issued by Reorganized Debtor.

The analysis of the earnings capability of the assets and resulting debt allocations was made in consultation with Lehman (see Exhibit G-1, attached hereto). The allocation of debt was based on the expected earnings capacity of each company, taking into account the regulation of rates by FERC (for Gen, ETrans and GTrans) and the CPUC (for Reorganized Debtor) and market views of the risks associated with each company that could affect its revenues and ability to service debt. While the allocation of debt is generally correlated on a percentage basis with the value of the respective assets allocated to each entity, it is not exactly the same because of adjustments made to reflect the different risk profiles of the businesses as perceived by the market and the rating agencies. Thus, ETrans has a slightly higher debt-to-asset ratio because of its lower operating and market risk relative to Gen. Gen has a slightly lower debt-to-asset ratio based on the market perception that a generation company has greater operating and, after the expiration of the PSA, market risk than a transmission company.

The adjusted capitalization of the companies is shown in the table below.

ADJUSTED CAPITALIZATION RATIOS*
($ millions, Dec. 31, 2002, projected)

	Parent			Gen			ETrans (Book)	GTrans (Book)	Reorganized Debtor*** (Book)
	(using DCF for Gen)*		(using book for Gen)	(DCF)**		(Book)
Debt	9,168		9,168	2,400		2,400	1,050	900	4,865	***
Preferred stock	—		—	—		—	—	—	423
Common equity	6,525	**	2,458	2,884	**	(1,183)	537	486	4,222
Total capitalization	15,693	**	11,616	5,284	**	1,217	1,587	1,386	9,510	***
Debt: common equity ratio	1.71		3.73	0.83		2.03	1.96	1.85	1.15
Common equity as a percentage of total capitalization	41.6%		21.1%	54.6%		-97.2%	33.8%	35.1%	44.4%

*	Based upon the amounts of debt anticipated to be issued under the Plan.
**
Value of common equity is calculated as the difference between the discounted cash flow valuation of Gen’s assets of $5.284 billion performed by Rothschild Inc. and the $2.4 billion debt allocated to Gen. Because of accelerated depreciation and the write-down of assets required by GAAP in conjunction with deregulation, Gen would have no equity on a book capitalization basis (book capitalization of $1.217 billion less allocated debt of $2.4 billion). As discussed below, book capitalization for Gen dramatically understates the economic value of its assets; capitalization based on discounted cash flow valuation more accurately reflects the economic value of its assets.

***
Excludes $1.450 billion of Debtor’s rate reduction bonds, for which the payment obligation flows through to ratepayers and therefore are not viewed from a credit rating perspective as debts of Debtor/Reorganized Debtor. The capitalization of Reorganized Debtor could be different in the event that claims exceed currently estimated amounts, in which case Reorganized Debtor would issue additional long-term notes.

In applying Section 10(b)(3)’s prohibition against inappropriate capital structures to a particular transaction, the Commission has wide latitude to review particular facts and circumstances. The Act itself does not address or mandate particular capitalization structures. In 1956, in announcing a study of a proposed statement of policy on capitalization ratios for registered holding company systems (never pursued) the Commission referenced its policies in this area. The Commission stated that it attempts to ensure a “balanced capital structure [that] provides a considerable measure of insurance against bankruptcy, enables the utility to raise new money economically, and avoids the possibility of deterioration in service to consumers if there is a decline in earnings.”55 The Commission also noted its concern in maintaining an adequate

[55]
Announcement of Study by Division of Corporate Regulation of the Securities and Exchange Commission Regarding a Proposed Statement of Policy Relative to Capitalization Ratios for Registered Holding Company Systems Subject to the Public Utility Holding Company Act of 1935, HCAR No. 13255, 1956 SEC LEXIS 667, *3 (Sept. 5, 1956) (“Proposed Capitalization Policy”) (quoting Tenth Annual Report to Congress for the fiscal year ended June 30, 1944 at 99).

amount of equity in the capital structure since “[a]n adequate equity cushion to absorb the vagaries of business conditions is an important attribute of a good security.”66 In recent years, the Commission’s general standard for registered companies seeking financing approval under Sections 6 and 7 of the Act is that the common stock equity of the holding company and its public utility subsidiaries should equal or exceed 30% of its capitalization, and the Commission has found that registered companies meeting this standard also meet the standards of Section 10(b)(3).57 The purpose of this standard is “to maintain conservative capital structures that would tend to produce economies in the cost of new capital.”58

The 30% common equity standard is a benchmark rather than an absolute requirement for the capital structures of holding company systems. The essential issue is the underlying financial strength of the holding company system. The Commission has, in fact, permitted capital structures with less than 30% common equity when mitigating circumstances are present and a showing is made of underlying financial soundness. In the early years of administering the Act, the Commission permitted low common equity percentages in the context of a registered holding company seeking to refinance its outstanding securities under Sections 6 and 7 of the Act in order to lower its cost of capital. For example, in Sioux City Gas & Elec. Co.,59 the Commission authorized the issuance of debt by the subsidiary of a registered holding company that resulted in a capital structure with approximately 20% common equity because the refinancing would result in interest savings in the first year, a maintenance and renewal fund was established to reduce the ratio of debt to fixed property, and certain restrictions were placed on the payment of dividends on capital stock.60

In the 1950s, the Commission permitted the formation of public utility companies and the issuance of securities resulting in approximately 95/5 capital structures where such public utility companies were formed to construct, own and operate generating facilities the output of which was sold to the Atomic Energy Commission (“AEC”) under long-term contracts. For example,

[56]	Id., 3-4 (quoting Report for the SEC Subcommittee of the House Committee on Interstate and Foreign Commerce on PUHCA at 27) (Oct. 15, 1951).
[57]
NiSource Inc., HCAR No. 27263, 2000 SEC LEXIS 2341 (Oct. 30, 2000); American Elec. Power Co., Inc., HCAR No. 27186, 2000 SEC LEXIS 1227 (Jun. 14, 2000) (“AEP”), vacated and remanded on other grounds sub nom.Nat’l Rural Elec. Coop. v. SEC, 276 F.3d 609, 2002 U.S. App. LEXIS 777 (D.C. Cir. 2002); Nat’l Grid Group plc, HCAR No. 27154, 2000 SEC LEXIS 474 (Mar. 15, 2000) (“National Grid”); Northeast Utilities, 1990 SEC LEXIS 3898, Columbia Gas Sys., Inc., HCAR No. 23971, 1985 SEC LEXIS 30 (Dec. 30, 1985), aff’d sub nom.Garsham v. SEC, 804 F.2d 1248 (3d Cir. 1986); Georgia Power Co., HCAR No. 18517, 1974 SEC LEXIS 2905 (July 31, 1974) (citations omitted).

[58]	U.S. Sec. & Exch. Comm’n, Div. of Investment Mgmt., The Regulation of Public-Utility Holding Companies at 43 (June 1995) (“1995 Report”) (citation omitted).
[59]
Sioux City Gas & Elec. Co., HCAR No. 300, 1936 SEC LEXIS 1598 (July 21, 1936); see also Minnesota Power & Light Co., HCAR No. 6032 (Sep. 6, 1945); Consumers Power Co., HCAR No. 6024 (Aug. 30, 1945); Ohio Edison Co., HCAR No. 5697 (Mar. 31, 1945); Southwestern Gas and Elec. Co., 6 SEC 806 (1940); Public Serv. Co. of Colorado, 5 SEC 788 (1939); Republic Serv. Corp., 2 SEC 44 (1937). The Commission subsequently indicated that refinancing issuances should be governed by the same standards as new issuances of securities. See El Paso Elec. Co, 8 SEC 366 at 388 (1940).

[60]	See also Eastern Utils. Assoc., HCAR No. 35-24245, 1986 SEC LEXIS 314 (Nov. 21, 1986) (allowing an equity structure with 20% equity in the face of certain mitigating circumstances).

in Mississippi Valley Generating Co.,61 the Commission approved the acquisition of interests by two registered holding companies in Mississippi Valley Generating Company (“MVG”) and the issuance of securities by MVG that resulted in a capital structure of 94.2% debt and 5.8% equity. MVG was formed to construct, own and operate a generating facility the output of which would be sold to a project sponsored by the AEC pursuant to a 25-year contract. In granting the requested authorization, the Commission emphasized the stability of income due to the long-term contract guaranteed by the AEC. The Commission specifically noted that “the power contracts with the AEC involved no undue risk to the security holders despite the high ratio of debt financing.”62 The Commission also noted that at the end of the 25-year contract term the debt outstanding would represent approximately 80% of MVG’s total capitalization.63

In a recent case, the Commission permitted the subsidiaries of a registered holding company, Northeast Utilities (“NU”), including its electric utility subsidiaries Connecticut Light and Power Company (“CL&P”), Western Massachusetts Electric Company (“WMECO”), Public Service Company of New Hampshire (“PSNH”) and North Atlantic Energy Corporation (“NAEC”), to pay dividends out of capital or “unearned surplus” even though the equity capitalization ratios of NU and its electric utility subsidiaries dropped below 30% as a result of state electric restructuring.64 The applicants represented that “[a]fter giving effect to various restructuring transactions, including the issuance of securitization debt, CL&P’s pro forma common equity ratios will be 19.1%, WMECO’s pro forma common equity ratios will be 16.6%, PSNH’s pro forma common equity ratios will be 14.2%, and NU’s pro forma common equity ratios will be 29.1%.”65 The applicants also stated that NU’s common equity ratio would return to above 30% by December 31, 2001 but the common equity ratios of its electric utility subsidiaries would remain below 30% for the duration of the authorization period (i.e., through December 31, 2004).66 Despite the need to make payments of dividends out of capital or “unearned surplus,” applicants noted that (1) each of the public utility subsidiaries would continue to have throughout the authorization period “adequate cash and access to working capital facilities to meet and support its normal business operations” and (2) “the senior debt ratings of CL&P, WMECO and PSNH issued by Standard & Poor’s are each currently investment grade, specifically BBB-,” and these ratings will remain investment-grade throughout

[61]	Mississippi Valley Generating Co., HCAR No. 12794, 1955 SEC LEXIS 450 (Feb. 9, 1955).
[62]	Id., *32.
[63]
Id., *34. See also Ohio Valley Elec. Co., HCAR No. 11578, 1952 SEC LEXIS 387 (Nov. 7, 1952) (authorizing a 95/5 initial capital structure); Central Ill. Pub. Serv. Co., HCAR No. 10340, 1951 SEC LEXIS 857 (Jan. 15, 1951) (authorizing a 95/5 initial capital structure); Electric Energy, Inc., HCAR No. 10639, 1951 SEC LEXIS 1165) (June 26, 1951). The Commission also has approved an application under Section 9(a)(2) by an exempt holding company where the capital structure of the acquired subsidiary wholesale generating company was comprised of 25% equity (without explicitly applying the 30% standard). Sierra Pacific Res., HCAR No. 24566, 1998 SEC LEXIS 26 (Jan. 28, 1988), aff’d, sub nom. Environmental Action, Inc., 895 F.2d 1255 (9th Cir. 1990).

[64]	Northeast Utils., Release No. 35-27147, 2000 SEC LEXIS 406 (March 7, 2000).
[65]	Id., *8.
[66]
Id., *9. However, in the notice of its original application, NU stated that its electric utility companies “request an exemption from the 30% equity standard through December 31, 2012 and NU seeks an exemption from the 30% equity standard through December 31, 2001.” Filings Under the Public Utility Holding Company Act of 1935, as amended, HCAR No. 27105, 1999 SEC LEXIS 2485, *25 (Nov. 19, 1999).

the authorization period.67 The Commission similarly has permitted registered holding companies or their public utility subsidiaries to drop below 30% common equity for a significant period of time in other cases.68

Utilizing the Rothschild Inc. analysis of the value of Gen’s assets in lieu of book capitalization, Parent’s initial capital structure will be approximately 41.6% common equity and 58.4% debt. The initial capital structure of the four companies among which Debtor’s assets will be allocated will be as follows based upon the amounts of debt anticipated to be issued under the Plan: ETrans’ capital structure will be 33.8% equity and 66.2% debt; Gen’s capital structure will be 54.6% equity and 45.4% debt (using the Rothschild Inc. analysis); GTrans’ capital structure will be 35.1% equity and 64.9% debt; and Reorganized Debtor’s capital structure will be 44.4% common equity, 4.4% preferred stock and 51.2% debt (excluding off-credit rate reduction bonds).

Each of ETrans, GTrans and Reorganized Debtor will therefore meet the 30% common equity standard. On a book basis, however, Gen’s common equity is negative (-97.2%) with the result that Parent’s equity would be 21.1% percent on a consolidated book basis. These ratios have been affected by a highly unusual set of circumstances. That they do not reflect Gen’s economic equity value is demonstrated by indications from Standard & Poor’s and Moody’s, and by Lehman’s opinion, that Gen will be investment-grade at the time of the Restructuring and Spin Off. Further evidence will be present in the confirmation of the Plan by the Bankruptcy Court, which must find that the companies (including Gen) will be capable of servicing the debt issued in connection with the Plan in order to confirm the Plan. Indeed, achieving investment-grade credit ratings for each of the companies is a condition precedent to the effectiveness of the Plan.

As a first observation in analyzing the significance of Gen’s book capitalization, it is important to state that the 30% common equity requirement was developed for utilities subject to a different regulatory construct than Gen, namely cost-of-service-based ratemaking. Unlike Gen, ETrans, GTrans, and Reorganized Debtor are expected to remain under cost-based regulation for purposes of setting customer rates and overall revenues. Because cost-based regulation relies heavily upon costs as recorded and projected under GAAP, economic value of these enterprises has a meaningful, albeit imperfect, correlation to accounting book values. This will not be the case with Gen. Gen will sell all of its capacity and energy (approximately 32,000 GWh of energy, plus related ancillary services) to Reorganized Debtor for 11 years and then 50% of its output for an additional year under the 12-year PSA. As previously discussed, the rate under the PSA will be set for its term and approved by FERC. The presence of this long-term agreement provides assurance of Gen’s revenues and creditworthiness during the term of the PSA and results in strong cash flow to interest coverage ratios. Interest coverage for Gen is estimated to be 3.33, 3.19 and 3.41 in 2003, 2004 and 2005, respectively, based on an assumed 8.2% interest

[67]	Id., *9-10.
[68]
See Conectiv, HCAR No. 27111, 1999 SEC LEXIS 2651 (Dec. 14, 1999); West Penn Power Co., HCAR No. 27091, 1999 SEC LEXIS 2231 (Oct. 19, 1999). See also Maine Yankee Atomic Power Co., HCAR No. 19657, 1976 SEC LEXIS 1008 (1976) (authorizing issuance of debt to finance purchase of nuclear fuel where equity would represent 27.4% of capital).

rate for long-term debt. These coverages are expected to remain strong during the 12-year term of the PSA, during which approximately two-thirds of Gen’s initial debt of $2.4 billion will be retired.

Moreover, because of decisions made in the context of California’s industry restructuring, Gen’s balance sheet significantly understates the economic value of its assets. Examples of this include the following:

•
DCPP, with a capacity of 2,200 MW, an operating license which is valid for Unit 1 until September 2021 and for Unit 2 until April 2025, annual energy production of 16,000-17,000 GWh, and one of the finest safety and production records in the industry, will be carried on Gen’s books at nearly zero book value; only its nuclear fuel inventory and future capital additions are expected to be capitalized; and

•
The Helms pumped storage facility, with a total capacity of 1,200 MW is a premier supplier of ancillary services and peaking power; Helms also will be carried on the Gen’s books with a book value of nearly zero.

As these examples suggest, Gen’s book assets under GAAP significantly understate economic value. Accordingly, equity and depreciation are understated, distorting traditional accrual accounting financial ratios. The low book values of the DCPP and Helms plants originated in various regulatory and accounting decisions made in the context of the California electric industry restructuring. Once written down, there is no basis in GAAP to write up assets absent a sale to an independent third party.

California’s electric industry restructuring policies were based on the December 1995 Preferred Policy Decision of the CPUC and modified by the state legislature in Assembly Bill 1890. These policies provided for recovery of “transition costs,” primarily utility investments in electric generation assets or contractual commitments to procure power which would be uneconomic in a competitive wholesale power market. The treatment of these transition costs affected the utilities’ presentation of their financial statements. Because the state wanted the rate freeze to end as soon as possible and because the utilities only had until December 31, 2001 to collect the uneconomic portion of their investments in generation assets, Debtor and the other California investor-owned utilities were required to accelerate depreciation of any assets considered to be uneconomic. The California restructuring legislation required that the unamortized portion of these assets be amortized over a four-year period. Subsequent to the transition period, the ongoing costs of operating the plants would have to be recovered through the marketplace. At the time the determinations were made, Debtor faced extreme uncertainty regarding the economic value of its generation assets, with the California competitive power market only beginning to function in April of 1998. In this context, Debtor believed that substantially all of its non-hydroelectric generation assets were uneconomic. As a result, Debtor began depreciating its geothermal facilities, certain of its fossil facilities, and the Helms pumped storage facility over a four-year schedule beginning in 1998. Debtor’s DCPP was to be depreciated over a five-year period beginning in 1997, based on a settlement with the CPUC. In 1998, the staff of the Commission issued interpretive guidance that an impairment analysis should be performed for all assets transitioning to an unregulated market and that the impairment analysis should exclude the recovery of transition costs. As a result of this guidance, in 1998 Debtor took a charge of $3.9 billion to reduce the value of its nuclear, fossil, and geothermal plant, property and equipment, including the write down by $3.8 billion of certain of the assets to be transferred to Gen.69 Absent the accelerated depreciation and this write down, Gen’s net plant would be approximately $3.6 billion greater than the amount which will be recorded on Gen’s books.

In addition, Gen has additional sources of economic value not reflected in its capitalization. In particular, Gen’s Irrigation District Contracts, under which it utilizes more than 1,000 MW of capacity and produces 4,000 GWh of energy per year, are not carried on Gen’s books.

As a result of the foregoing and in the context of today’s market knowledge, it is submitted that the book value of Gen’s assets significantly understates the economic value of its assets and, in effect, of the actual equity of a company owning such assets and issuing $2.4 billion of debt. As a result, applicants have analyzed the capital structure ratios of Gen using economic values, not accounting values. The economic value of Gen was analyzed by Rothschild Inc. pursuant to a discounted cash flow methodology as set forth in Exhibit G-2 hereto.70 Pursuant to this methodology, Rothschild Inc. valued Gen’s assets at $5.284 billion resulting in the de facto embedded equity values previously described.

The following tables show that the capital structure of Parent and the four companies to which Debtor’s current businesses will be allocated is projected to remain healthy and improve over the first several years after implementation of the Plan. In particular, even based on a book capitalization basis for Gen, Parent’s common equity is projected to increase above 30% of total capitalization in the third year following the Plan Effective Date. Gen’s common equity position also is projected to increase significantly during the first 3 years following the Plan Effective Date and, in fact, is projected to reach 30% of total capitalization on a book capitalization basis within 9 years following the Plan Effective Date. Approximately two-thirds of Gen’s initial $2.4 billion debt will be retired within the term of the PSA.

[69]
Amounts written off in 1998 were reclassified as regulatory assets on Debtor’s books at that time but ultimately were written off when Debtor concluded that these regulatory assets were not probable of recovery through regulated rates.

[70]	This valuation may not be relevant to the extent Gen or its assets are reviewed under a different contractual, regulatory or ratemaking construct than that contemplated by the Plan.

ADJUSTED CAPITALIZATION RATIOS*
($ millions, Dec. 31, 2003, projected)

	Parent			Gen			ETrans (Book)	GTrans (Book)	Reorganized Debtor*** (Book)
	(using DCF for Gen)**		(using book for Gen)	(DCF)**		(Book)
Debt	8,354		8,554	2,400		2,400	1,050	900	4,853
Preferred stock	—		—	—		—	—	—	420
Common equity	7,224	**	3,168	3,060	**	(996)	791	545	4,632
Total capitalization	15,771	**	11,721	5,460	**	1,404	1,841	1,445	9,905
Debt: common equity ratio	1.18		2.70	0.78		(2.41)	1.33	1.65	1.05
Common equity as a percentage of total capitalization	45.8%		27.0%	56.0%		-70.9%	43.0%	37.7%	46.8%

($ millions, Dec. 31, 2004, projected)

	Parent			Gen			ETrans (Book)	GTrans (Book)	Reorganized Debtor*** (Book)
	(using DCF for Gen)**		(using book for Gen)	(DCF)**		(Book)
Debt	8,524		8,524	2,400		2,400	1,159	939	4,975
Preferred stock	—		—	—		—	—	—	435
Common equity	7,957	**	3,798	3,313	**	(756)	890	617	4,838
Total capitalization	16,391	**	12,322	5,713	**	1,644	2,049	1,556	10,248
Debt: common equity ratio	1.08		2.24	0.72		(3.17)	1.30	1.52	1.03
Common equity as a percentage of total capitalization	48.0%		30.8%	58.0%		-46.0%	43.4%	39.7%	47.2%

($ millions, Dec. 31, 2005, projected)

	Parent			Gen			ETrans (Book)	GTrans (Book)	Reorganized Debtor*** (Book)
	(using DCF for Gen)**		(using book for Gen)	(DCF)**		(Book)
Debt	8,483		8,483	2,314		2,314	1,312	862	5,124
Preferred stock	—		—	—		—	—	—	448
Common equity	8,379	**	4,321	3,469	**	(589)	1,008	693	4,986
Total capitalization	16,862	**	12,806	5,783	**	1,725	2,320	1,555	10,558
Debt: common equity ratio	1.01		1.96	0.67		(3.93)	1.30	1.24	1.03
Common equity as a percentage of total capitalization	49.7%		33.7%	60.0%		-34.1%	43.4%	44.6%	47.2%

*	Based upon the amounts of debt anticipated to be issued under the Plan.

**	Value of Gen common equity is based on discounted cash flow analysis of Gen performed by Rothschild Inc. less debt.

***	Reorganized Debtor debt excludes Debtor’s revenue reduction bonds.

In sum, Gen’s book capitalization has been affected by the unusual and unique circumstances of California’s electric industry restructuring. The economic value of Gen’s assets, which will for twelve years be reflective of cash flows under the PSA as approved by FERC, is demonstrably not reflected in an equity capitalization ratio of negative 97.2%. This is the judgment that has been made by the rating agencies in indicating that investment-grade ratings should be available to Gen.71 Moody’s has reviewed the Plan and stated in its initial assessment that “should [the Plan] be approved as currently outlined, the ratings of [Debtor] and the ratings of the generation, electric transmission and natural gas transmission subsidiaries of [Parent] would each, in all likelihood, be rated investment grade.”72 S&P similarly reviewed the plan and stated its opinion that “if the plan is implemented as proposed and within the contemplated time frame, each of the four companies to succeed [Debtor] is capable of achieving investment-grade ratings that are in the ‘BBB’ rating category.”73 Moreover, Lehman, Parent’s financial advisor rendered an opinion (see Exhibit G-1 attached hereto) that the long-term debt securities of ETrans, Gen, GTrans and Reorganized Debtor should be of investment-grade quality as restructured in accordance with the Plan.

In addition to these third party judgments that each of the companies, including Gen, will be creditworthy, prior to the issuance of the Commission’s order herein the Bankruptcy Court will make a similar judgment. In order to confirm the Plan, the Bankruptcy Court must be satisfied that the companies will be capable of servicing the debt being issued pursuant to the Plan, and it is a condition of the Plan becoming effective that the entities achieve investment-grade ratings.

Under these circumstances, the Commission will be justified in finding that Parent’s and Gen’s capital structure will not be “detrimental to the public interest or the interest of investors or consumers or the proper functioning of [the] holding company system” (Section 10(b)(3) of the Act), whether the Commission determines to apply its 30% common equity standard, using the discounted cash flow valuation in lieu of book values, or if it chooses instead to find the 30% standard incapable of practical application as a result of the unique history and circumstances discussed above and separately analyzes the creditworthiness of Gen. In determining whether and/or how to apply the 30% standard, Applicants suggest that the Commission consider the highly unusual circumstances of this case, involving, among others, the following facts: a plan to emerge from bankruptcy rather than an entirely discretionary merger; restructuring-related write downs and accelerated depreciation; an entity whose revenues are based on a 12-year, market-based, FERC-approved contract; projections for capitalization to reach 30% within 2 years for Parent and 9 years for Gen on a book capitalization basis; investment-grade credit

[71]
The Commission has considered indications from credit rating agencies that an applicant’s debt will be rated investment grade in approving issuances of securities under Section 7(d) of the Act where the capital structure of the applicant was less than 30% equity. National Grid, 2000 SEC LEXIS 474, *93.

[72]	Moody’s Investors Service, Rating Review (October 9, 2001) (attached hereto as Exhibit G-3).
[73]	Standard & Poor’s News Release, dated January 17, 2002 (attached hereto as Exhibit G-4).

rating expectations for each of the public-utility companies resulting from the Transaction; and a requisite determination by the Bankruptcy Court of the creditworthiness of the companies.

With regard to the requirement of Section 10(b)(3) to avoid undue complexity as a structural matter, the Transaction will not involve the creation of any ownership interests other than those necessary to maintain the basic corporate relationships of the reorganized holding company system. As is discussed in the Testimonies of Joseph Sauvage and James Asselstine of Lehman Brothers (attached hereto as Exhibits D-1.6 and D-1.7), the Transaction—with the attendant realignment of jurisdictional oversight over ETrans, Gen and GTrans, the opportunity for market valuation of Gen, the benefits of the PSA and the ongoing jurisdiction of the Bankruptcy Court to enforce the Plan’s terms following consummation—is essential to raising the amount of debt necessary for Debtor to emerge from bankruptcy. These conclusions are reflected in the opinion of Lehman Brothers attached hereto as Exhibit G-1. ETrans, Gen and GTrans will be held by Parent through Newco to effectuate the Restructuring with tax-free treatment from a federal income tax perspective. The creation of ETrans, Gen and GTrans is necessary to separate the assets of Debtor according to business lines and regulatory regimes. This structure will increase the value that investors will ascribe to the businesses and thereby enable the companies to obtain the financing needed to pay allowed claims of Debtor’s creditors and fund needed capital expenditures associated with that companies’ public utility businesses. The creation of the GenSub LLCs, which are passive entities with the sole function of holding title to the facilities, will facilitate possible subsequent project financing.

After the Transaction is complete, Parent will continue to be the only issuer of publicly owned equity securities in the utility holding company system. (Reorganized Debtor will be owned directly by the shareholders of Parent and will no longer be part of any holding company system.) Parent will own all of the outstanding common stock of Newco, which will hold 100% of the membership interests in ETrans, Gen and GTrans. Gen, in turn, will hold 100% of the membership interests in the GenSub LLCs. There will be no minority equity interest in any of Parent’s public-utility subsidiaries. This type of capital structure is typical of a contemporary holding company system and is within the traditional standards of the Act.

4.    Section 10(c)(1).

The Transaction is not unlawful under the provisions of Section 8 and not detrimental to the carrying out of the provisions of Section 11.

By their express terms, Sections 8 and 11 apply only to registered holding companies and do not apply to exempt holding companies. After the Transaction, Parent will continue to be exempt from all provisions of the Act, except Section 9(a)(2), pursuant to Section 3(a)(1) of the Act since Parent and Newco, and their utility subsidiaries, Gen and ETrans, will each be predominantly intrastate in character, carry on their utility businesses substantially in California and be organized in California. Reorganized Debtor will not be a holding company after the Reorganization.

Section 8. Section 8 is inapplicable to the Transaction since Parent and Reorganized Debtor will no longer be affiliated. Therefore, Parent will not own both an electric utility and a gas utility serving the same service territory. In any case, Debtor has for many years owned a combined electric utility and gas utility serving the same service territory, and this will not change as a result of the Transaction.

Section 11(b)(1). Single integrated utility system. The Commission has held that for exempt holding companies “Section 10(c)(1) . . . does not mandate that [Section 11’s] integration requirements be met. Exempt holding companies are not directly subject to Section 11(b)(1)’s integration standards.”74 See the discussion below at Item 5, Section 10(c)(2), regarding the application of Section 11’s standards to exempt holding companies.

Section 11(b)(2). No unduly complicated structures. Section 11(b)(2) requires the Commission to find that “the corporate structure . .. . of any company in the holding company system does not unduly or unnecessarily complicate the structure . . . of such holding company system.”

The corporate structures resulting from the Transaction will not unduly complicate the capital structure of Parent’s system. As explained above, Parent’s subsidiaries, as well as Reorganized Debtor, will have capital structures permitting investment-grade credit ratings.

Section 11(b)(2) requires the Commission to “take such action as [the Commission] shall find necessary” such that a registered holding company will “cease to be a holding company with respect to each of its subsidiary companies which itself has a subsidiary company which is a holding company” (known as the “great-grandfather” rule). The Commission has not applied this rule to exempt holding companies and in any case has allowed such a structure even for registered holding companies where it does not involve “pyramiding” by which an upper-tier holding company can exercise control out of proportion to its ownership interest.75

In the structure of Parent contemplated by the Transaction, a new holding company, Newco, will be created by Debtor and transferred to Parent, which will be its sole shareholder. Newco will be the sole member of Gen, ETrans and GTrans. Newco was created to make it possible to implement the Restructuring in a manner designed to achieve the intended tax-free treatment from a federal income tax perspective.76 The GenSub LLCs have been created to hold title to various generation assets and related permits currently owned or held by Debtor. The division of assets in this manner will facilitate potential asset-based financings.77 The GenSub LLCs do not create “great-grandfather” relationships because they are not public utility

[74]
Gaz Metropolitain, Inc., HCAR No. 26170, 1994 SEC LEXIS 3676, *13 (Nov. 23, 1994) (“Gaz Metropolitain”); see also TUC Holding Co., HCAR No. 26749, 1997 SEC LEXIS 1587 (Aug. 1, 1997) (“TUC Holding”). The Staff reaffirmed this result in the 1995 Report at 117. See note 58, supra.

[75]	Exelon Corp., HCAR No. 27256, 2000 SEC LEXIS 2265, **53-55 (Oct. 19, 2000); Energy East, 2000 SEC LEXIS 139; National Grid, 2000 SEC LEXIS 474.
[76]	The Commission has recognized reducing tax liability is a valid reason for maintaining an intermediate holding company within the holding company structure. Exelon; National Grid.
[77]
Under the Commission’s rules, passive owners of jurisdictional electric or gas facilities for purposes of lease financing which meet certain standards are not considered to be public utility companies. 17 C.F.R. § 250.7(d).

companies. Even if the Commission finds them to be public utility companies, the structure of Parent after the Transaction would be consistent with the requirements of the Act, even for registered companies, because ownership of the GenSub LLCs does not involve “pyramiding” to facilitate exercise of control disproportionate to ownership.

5.    Section 10(c)(2).

The Transaction will serve the public interest by tending towards the economical and efficient development of an integrated public-utility system.

a)    Applicability to Exempt Holding Companies

The Commission and the courts have read the Section 10(c)(2) standard of “tending towards the economical and efficient development of an integrated public-utility system” in the context of an acquisition by an exempt holding company to require a showing of benefits to an integrated system. In a 1995 report, the SEC Staff addressed the question regarding the extent to which Section 11 applies to exempt holding companies, as follows: “In 1974, the [Commission] stated that the provisions of section 11 ‘apply by analogy’ to exempt companies. In 1994, however, . . . in the Gaz Metropolitain decision, the SEC modified this position, stating that the Act required only benefits to ‘an’ integrated system.”78 The Transaction will, in fact, provide benefits to two integrated electric utility systems. As is described below, the Parent holding company system, including ETrans and Gen, will remain an integrated one after the Transaction is consummated. In addition, while it will not be part of Parent’s holding company system after such consummation, the system of Reorganized Debtor will be an integrated one.

b)    Integration

Section 2(a)(29)(A) describes an integrated electric utility system as:

[A] system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system

[78]
1995 Report at 117 (citing Union Elec. Co., HCAR No. 18368, 1974 SEC LEXIS 1509 n.63 (Apr. 10, 1974) (“Union Electric”) and Gaz Metropolitain, 1994 SEC LEXIS 3676). Although the Staff’s statement was made in the context of Section 10(c)(1), it is equally applicable under Section 10(c)(2). See WPS Res. Corp., HCAR No. 27330, 2000 SEC LEXIS 2876 (Dec. 28, 2000) (“WPS Resources”); Sierra Pacific Res., HCAR No. 27054, 1999 SEC LEXIS 1463 (Jul. 26, 1999); CMP Group, Inc., HCAR No. 26977, 1999 SEC LEXIS 308 (Feb. 12, 1999); NIPSCO Indus., Inc., HCAR No. 26975, 1999 SEC LEXIS 289 (Feb. 10, 1999); WPS Res. Corp., HCAR No. 26922, 1998 SEC LEXIS 2097 (Sep. 28, 1998); Sempra Energy, HCAR No. 26890, 1998 SEC LEXIS 1310 (Jun. 26, 1998); BL Holding Corp., HCAR No. 26875, 1998 SEC LEXIS 970 (May 15, 1998) (citing TUC Holding, 1997 SEC LEXIS 1587 and Gaz Metropolitain 1994 SEC LEXIS 3676); BEC Energy, 1998 SEC LEXIS 941; TUC Holding, 1997 SEC LEXIS 1587, *22 (“The Commission has previously determined, . . .. that where a holding company will be exempt from registration under section 3 of the Act following an acquisition of non-integrating utility assets, it suffices for purposes of section 10(c)(2) to find benefits to one integrated system.”) (footnote omitted); CIPSCO, 1990 SEC LEXIS 3224.

confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation . . .

15 U.S.C. § 79b(a)(29)(A) (1994).

When the Transaction is complete, the former electric transmission assets of Debtor will be held by one indirect subsidiary of Parent (ETrans) and the former electric generation assets of Debtor will be held by other indirect subsidiaries of Parent (Gen and the GenSub LLCs), while the distribution functions will remain with Reorganized Debtor, which will be independent from Parent. Each of Parent’s system (including ETrans, Gen and the GenSub LLCs) and Debtor’s system will meet the standard for an integrated electric utility system after the Restructuring and Spin-Off.79

The Commission has recognized four standards that must be met before it will find that a proposed acquisition will result in an integrated electric system:

•	the combined utility assets must be physically interconnected or capable of physical interconnection (“interconnection requirement”);

•	the combined utility assets, under normal circumstances, must be economically operated as a single interconnected and coordinated system (“economic and coordinated operation requirement”);

•	the system must be confined in its operations to a single area or region (“single area or region requirement”); and

•	the system must not be so large as to impair (considering the state of the art in the area or region affected) the advantages of regulation (“no impairment requirement”).[80]

The electric facilities of Debtor currently constitute an integrated electric utility system within the meaning of Section 2(A)(29)(a). The integration of the electric facilities of ETrans and Gen will remain unaffected by the Transaction and will continue to be an integrated system that Parent will continue to own.81 Parent’s electric system after the Transaction will continue to satisfy each of the four requirements listed above:

•	The electric facilities of ETrans and Gen are, and will remain, physically interconnected through step-up transformers located at or near each of Gen’s generating facilities.

[79]
Section 2(a)(29)(A) does not require that an integrated electric utility system include all three —or even two— of the types of facilities listed in Section 2(a)(29)(A) (generation, transmission and distribution). Sierra Pacific Res., 1998 SEC LEXIS 26.

[80]	See e.g., Environmental Action, Inc. v. SEC, 895 F.2d 1255, 1263 (9th Cir. 1990) (citing Electric Energy Inc., 38 S.E.C. 658, 668 (1958)).
[81]	See, e.g., Sempra Energy, 1998 SEC LEXIS 1310.

•
The electric facilities of ETrans and Gen will be operated as a coordinated system. Pursuant to the terms of the interconnection agreements between Gen and ETrans, the flow of power from the assets transferred to Gen and its subsidiaries and the use of the assets transferred to ETrans will continue in the same manner as today.[82] System reliability operations will continue to be performed within the ETrans organization as they are today. Pursuant to the Back-to-Back Agreement with Reorganized Debtor, ETrans will assume most of the transmission service agreements currently held by Debtor. Service under those agreements will continue under the same rate structure as is in place today, which is and will be subject to the jurisdiction of FERC. As noted previously, Debtor is currently a participant in the CAISO, in which transmission-owning members have turned over operational control of their transmission assets to the ISO. The CAISO functions as a single market and represents a single interconnected and coordinated system to ensure reliability and economically efficient operations. After the consummation of the Transaction, ETrans will continue to be subject to the operational control of the CAISO, and has committed either to remain a participant in the CAISO or to join an FERC-approved regional transmission organization (“RTO”) which, under FERC RTO rules, would also be required to function as a single market and would represent a single interconnected and coordinated system. In addition, all of Gen’s generation assets will continue to be physically and contractually connected to the grid operated through the CAISO. Indeed, generation owners in California, including Gen, must enter into generator participation agreements with the CAISO to assure that all generation is available for its reliable, economic and coordinated dispatch.

•
As described above, the operations of Debtor, as well as ETrans and Gen, will be in central and northern California, a “single area or region . . . not so large as to impair . . . the advantages of localized management, efficient operation, and the effectiveness of regulation.” The Commission has found on several occasions that electric utility operations stretching across more than one state and operating as part of one ISO or power pool (or even more than one ISO or power pool) is still confined to a single area or region.[83] Here, the operations of ETrans and Gen will continue to be confined not only to the single geographic region of central and northern California, but, as discussed above, also will be confined to the region administered by a single ISO, the CAISO.

•
The operations of ETrans and Gen will be no larger than they are today and will remain subject to control of Parent. ETrans and Gen have been operated efficiently as separate internal business lines in the past, and placing them in separate companies will not impair their efficient operation. As discussed above,

[82]	See, e.g., Pinnacle West, 2001 SEC LEXIS 841; WPS Res., Inc., 2000 SEC LEXIS 2876; UNITIL Corp., HCAR No. 25524, 1992 SEC LEXIS 1016 (Apr. 24,1992).
[83]	See, e.g., Northeast Utilities, 1990 SEC LEXIS 3898, *53 n.85; UNITIL Corp., 1992 SEC LEXIS 1016; Conectiv, Inc., HCAR No. 26832, 1998 SEC LEXIS 326 (Feb 25, 1998).

FERC policy encourages separation between generation and transmission.[84] ETrans and Gen will be subject to rate regulation by FERC. The Commission has held that “[t]here is no requirement that the Commission, in approving an acquisition under Section 10, find that a utility is subject to any particular degree of state regulation or even that there is any state regulation at all,” as long as it finds that the “holding company system, after the acquisition, will not be ‘so large as to impair . . . effectiveness of regulation.’”[85] The Commission has approved the corporate separation of electric transmission from generation and distribution where the applicant stated that such separation would allow the transmission company to provide open access, non-discriminatory service for all customers and that the electric generation, transmission and distribution systems would continue to be operated as a single interconnected and coordinated system.[86] Placing Debtor’s electric transmission business in a company that is separate from its generation and distribution businesses similarly will allow ETrans to provide open access, non-discriminatory transmission service, and, as discussed above, the separate businesses will continue to operate as a single interconnected and coordinated system through interconnection and service agreements between the companies and through CAISO’s operational control over the California transmission system and its operation of wholesale markets in California.

While Reorganized Debtor will no longer be part of a holding company system after the Transaction is implemented, it’s electric distribution system will continue to meet the standards under Section 2(a)(29)(A) for an integrated electric utility system.

•	Reorganized Debtor’s electric distribution system will continue to be physically interconnected.

•	Reorganized Debtor’s electric distribution system will continue to be operated as a single and coordinated system operating in central and northern California.

•
Reorganized Debtor’s electric distribution system will not be “so large as to impair . . . the advantages of localized management, efficient operation, and the effectiveness of regulation.” Reorganized Debtor’s electric distribution system will continue to be owned and operated by a California company under localized

[84]
See, e.g., Southwest Gas Corp., 43 FERC ¶ 61,257 at 61,709, reh’g denied, 44 FERC ¶ 61,165 (1988); Promoting Wholesale Competition Through Open Access Non-Discriminatory Transmission Services by Public Utilities; Recovery of Stranded Costs by Pub. Utils. and Transmitting Utils., Order No. 888, 61 Fed. Reg. 21,540 (May 10, 1996), FERC Stats. & Regs. [Regs. Preambles 1991-1996] ¶ 31,036 at 31,655-56 (1996), clarified, 76 FERC ¶ 61,009 and 76 FERC ¶ 61,347 (1996), order on reh’g, Order No. 888-A, 62 Fed. Reg. 12,274 (Mar. 14, 1997), FERC Stats. & Regs. [Regs. Preambles 1996-2000] ¶ 31,048 (1997), order on reh’g, Order No. 888-B, 81 FERC ¶ 61,248 (1997), order on reh’g, Order No. 888-C, 82 FERC ¶ 61,046 (1998), aff’d in substantial part sub nom. Transmission Access Policy Group v. FERC, 225 F.3d 667 (D.C. Cir. 2000), aff'd sub nom. New York v. FERC, Nos. 00-568 and 00-809 (U.S. Mar. 4, 2002) (“Order No. 888”) (“we again encourage utilities to explore whether corporate unbundling or other restructuring mechanisms may be appropriate in particular circumstances”).

[85]	Northeast Utilities, 1990 SEC LEXIS 3898, *49.
[86]	DTE Energy Co., HCAR No. 27229, 2000 SEC LEXIS 1914 (Sept. 13, 2000).

management and will continue to be subject to regulation by the CPUC, just as it is today.

Similarly, Reorganized Debtor’s gas distribution system will continue to meet the standards under Section 2(a)(29)(B) for an integrated gas utility system.87

•	Reorganized Debtor’s gas distribution system will continue to be operated as single and coordinated system operating in central and northern California.

•
Reorganized Debtor’s gas distribution system will not be “so large as to impair . . . the advantages of localized management, efficient operation, and the effectiveness of regulation.” Reorganized Debtor’s gas distribution system will continue to be owned and operated by a California company under localized management and will continue to be subject to regulation by the CPUC, just as it is today.

In applying the integration standards of Section 11, the Commission looks to whether a proposed transaction “will lead to a recurrence of the evils the act was intended to address.”88 As shown above, each of the systems resulting from the Transaction will be fully integrated through their operation on a coordinated basis and in no way will lead to the types of far flung, loosely connected public utility company empires that were eliminated by the Act.

c)    Benefits.

The Transaction provides benefits both to Reorganized Debtor’s electric utility system and to the electric utility systems of the subsidiaries of Parent.

The most obvious and important benefit to be derived from the Transaction is that it will enable Debtor to emerge from bankruptcy, with Reorganized Debtor and Parent’s utility subsidiaries able to operate as financially viable, creditworthy entities that are capable of competing in the marketplace.

Debtor’s prompt emergence from bankruptcy is in the public interest. As is discussed above, Debtor has not been creditworthy since January 2001, when Debtor’s S&P corporate credit rating was downgraded from A to CC (below investment-grade). As a result of its continuing status as an uncreditworthy company, Debtor’s relationships with suppliers of gas and power and other vendors remains strained, creditors’ claims remain unresolved and other “ripple” effects of Debtor’s distress are creating uncertainty in the energy marketplace. Debtor will not have access to the capital markets to a degree that would adequately meet its needs for new capital investment and refinancing at reasonable rates until Debtor is able to emerge from bankruptcy. As a consequence, Debtor’s ability to raise capital to invest in infrastructure is impaired. As discussed above, these requirements for all the companies are estimated to total $6.5 billion from 2003 through 2006. In addition, Debtor has needed as much as $1 billion of

[87]
Debtor’s gas transmission system will be owned by GTrans, which will not be a gas utility company subject to jurisdiction under the Act. GTrans will be subject to regulation by FERC with respect to its facilities and its rates, terms and conditions of service.

[88]	AEP, 2000 SEC LEXIS 1227, *40-41 (quoting Southern Cos., HCAR No. 25639, 992 SEC LEXIS 2385 (Sept. 23, 1992).

short-term working capital to handle the timing differences between when operating cash is received and when payments are made.

Also vital to normal business operations, the emergence from bankruptcy will allow the four companies to be able to enter into contracts, both long- and short-term, on reasonable terms. The companies need to be creditworthy to avoid onerous payment terms that otherwise might call for Reorganized Debtor and the other companies to make large pre-payments. Debtor spends in excess of $5 billion annually for goods and services—not including procurement of electricity. Pre-paying any significant amount of the costs incurred under those contracts (e.g., for gas commodity), as Debtor might be required to do if it is not able to emerge from bankruptcy, would substantially increase Debtor’s working capital requirements and cause higher costs to customers.

Firms that are creditworthy, and not in financial distress, will have a lower cost of capital relative to firms that are in financial distress. As shown in the Testimony of James Asselstine (Exhibit D-1.7, attached hereto), the energy crisis in California caused the capital markets to demand a risk premium, raising the cost of debt and equity capital in California. Although those higher costs have not yet flowed through to ratepayers, eventually they will. Restoring Debtor to a creditworthy status will result in some reduction of that premium, mitigating the effect on future retail and wholesale rates. Every 1% increase in the cost of debt used to finance rate base results in higher annual interest costs to customers of approximately $50 million for Reorganized Debtor alone (or approximately $70 million for Reorganized Debtor, GTrans and ETrans combined).

As a result of coming out of bankruptcy, Reorganized Debtor will be positioned to resume one of its most important and traditional functions—electricity procurement.

The Transaction also provides benefits both to Debtor and to Parent’s electric utility subsidiaries by establishing an appropriate set of regulatory arrangements aligned with Debtor’s current corporate structure and business functions, which alignment has been deemed by Parent and Debtor’s management and Lehman as essential to successfully issue the debt required to fund the Plan and get Debtor out of bankruptcy. (See Testimonies of Joseph Sauvage and James Asselstine attached hereto as Exhibits D-1.6 and D-1.7).

The restructuring envisioned by the Plan advances a number of FERC goals for the wholesale electricity markets in California, including helping to (a) establish a RTO as part of a seamless regional power marketplace; (b) enable adequate investment in regional electric infrastructure; (c) avoid over-reliance on spot markets; and (d) address FERC concerns about the potential for transmission providers to give undue preference to their affiliates. (See Exhibit D-1.9, Testimony of Susan Tierney). In addition, the Transaction supports various FERC goals for the natural gas industry, including (a) development of a seamless interstate natural gas market; (b) enhancement of opportunities for the development of new market centers serving California and the West; and (c) investment in gas delivery infrastructure. See id. In cases involving corporate reorganizations or the formation of holding companies, the Commission has recognized these kinds of potential benefits.89

6.    Section 10(f).

Section 10(f) provides that:

The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

15 U.S.C. § 79j(f)(1994).

Section 10(f) requires that an applicant comply with state laws that “apply” to the acquisition that is subject to the Act. Outside of bankruptcy, state law would require the Debtor to obtain authorization from the CPUC before entering into certain transactions, including transactions required to consummate the Plan, such as transferring assets, issuing securities and granting security interests and liens. However, Debtor will demonstrate in the bankruptcy confirmation proceedings that such state laws should not apply to the transactions necessary to implement the Plan, given application of principles of federal preemption in the bankruptcy context.90

The Supreme Court has ruled that state laws may be preempted either expressly, where Congress expresses a clear intent to do so, or impliedly, where a state law stands as an obstacle to the accomplishment and execution of the full objectives of Congress. Section 1123(a) of the Bankruptcy Code provides that state law and regulation is preempted from interfering with the implementation and consummation of a reorganization plan: “Notwithstanding any otherwise applicable nonbankruptcy law,” a plan of reorganization shall “provide adequate means for the plan’s implementation such as,” e.g., sales and transfers of property and issuance of securities. 11 U.S.C. § 1123(a) (1994). Prior to 1978, in all bankruptcy proceedings involving public utilities the Bankruptcy Act expressly required that “state commission[s] having regulatory jurisdiction over a debtor” approve any reorganization plan before a court could approve it. Bankruptcy Act of 1898, as amended by the 1938 Chandler Act, Section 178. The Bankruptcy Reform Act of 1978 removed any requirement for regulatory approval except in the most limited of circumstances—namely, a rate change provided for in the plan of reorganization. See U.S.C.

[89]
See, e.g., Pinnacle West, 2001, Central Maine, 1998 SEC LEXIS 1685, Atlanta Gas Light Co., HCAR No. 26482, 1996 SEC LEXIS 690 (Mar. 5, 1996), SIGCORP, HCAR No. 26431, 1995 SEC LEXIS 3425 (Dec. 14, 1995); PP&L Res., Inc., HCAR No. 26248, 1995 SEC LEXIS 650 (Mar. 10, 1995); CIPSCO, 1990 SEC LEXIS 3224.

[90]
The Commission has stated that “reference to the legislative history of [Section 10(f)] makes it clear that the words ‘such State laws as may apply’ mean only such State laws as impose obligations with reference to proceedings before State commissions or State securities commissions.” Texas Utils. Co., HCAR No. 501, 1036 SEC LEXIS 1750 (Dec. 31, 1936); see also Wisconsin Electric Power Co., HCAR No. 24267, 1986 SEC LEXIS 124 (Dec. 18, 1986).

§ 1129(a)(6). Chapter 9 of the Bankruptcy Code, by contrast, mandates that in the case of municipal reorganizations regulatory approvals are required not just for rate changes but for disposition of property or the incurring of indebtedness. Similar provisions appear in section 1166 of the Bankruptcy Code, which applies exclusively to railroads. Clearly, Congress knew how to provide a requirement for state regulatory approvals where it believed such were necessary. In the case of utilities, it chose not to do so.

California Public Utilities Code § 377, enacted in January 2001, purports to prohibit the transfer of generating assets to Gen as part of the Plan, and to otherwise require CPUC authorization of the transfer of those assets under Public Utilities Code § 851. Similarly, Public Utilities Code §§ 816-830 govern the issuance by a public utility of debt or equity securities, among other things requiring the prior approval of the CPUC.91 The Bankruptcy Court has found that such state laws and regulations may be subject to implied preemption as discussed herein, id., and has stated that Proponents may make the appropriate showings of implied preemption at the Confirmation Hearing.92 Applicants’ Memorandum of Law, filed as Exhibit I hereto (“Preemption Memorandum”), explains in detail why it is that CPUC approvals that otherwise would be required are impliedly preempted by the Bankruptcy Code. Bankruptcy Court approval of the Plan will have the effect of establishing that the preempted state laws do not apply to the transactions that are the subject of this Application. To the extent that such laws are found not to apply, the requirement of Section 10(f) also will be rendered inapplicable. There is no need (nor is there any jurisdictional basis) for the Commission to make an independent determination that the preempted state laws are indeed preempted as a matter of bankruptcy law. The Bankruptcy Court confirmation order, if and when it is issued, will include that determination. The Preemption Memorandum is submitted in order to assist the Commission in understanding the relationship of the Bankruptcy Court’s Order to the determination it must make under Section 10(f) of the Act, and to summarize for the Commission’s information the basis in law for the ruling that has been requested of the Bankruptcy Court.

[91]
See also Public Utilities Code §§ 451, 728, 761 (potentially conflicting with the Plan’s establishment of conditions under which Reorganized Debtor may resume procurement of the net open position or transfer of any of Debtor’s assets or businesses to any of ETrans, GTrans or Gen); § 453 (potentially preempted if interpreted to preclude Reorganized Debtor from entering into e.g. the PSA with Gen or the Transportation and Storage Services Agreement with GTrans); § 702 (potentially preempted if interpreted to provide independent basis for finding portions of the Plan in conflict with CPUC’s orders, decisions, directions or rules); § 797-98 (potentially preempted if interpreted as restricting or prohibiting Reorganized Debtor or other of the reorganized entities from entering into or performing the PSA or other agreements); § 845 (potentially preempted if interpreted to require each of Gen, ETrans and GTrans to be liable for Debtor’s obligations under its rate reduction bonds); § 851 (potentially preempted because requires CPUC approval before Debtor can dispose of its property); § 852 (potentially preempted if interpreted to require CPUC approval of distribution of common stock of Newco to Parent); and § 854 (potentially preempted if interpreted to require CPUC approval of distribution of common stock of Newco to Parent or of distribution of common stock of Reorganized Debtor by Parent to its public shareholders). Applicants believe that the foregoing laws and regulations are expressly preempted by Section 1123(a) of the Bankruptcy Code, which provides that “Notwithstanding any otherwise applicable nonbankruptcy law,” a plan of reorganization shall “provide adequate means for the plan’s implementation such as,” e.g., sales and transfers of property and issuance of securities. 11 U.S.C. § 1123(a) (1994). However, the Bankruptcy Court disagreed and Applicants are currently appealing that issue. See “Memorandum Decision Regarding Preemption and Sovereign Immunity,” Bankruptcy Case No. 01-30923DM, United States Bankruptcy Court, Northern District of California (the “February 7 Decision”) at 3.

[92]	February 7 Decision at 3.

A short summary of the Preemption Memorandum follows:

State laws and regulations requiring regulatory approvals are impliedly preempted by operation of bankruptcy law if, inter alia, such laws and regulations serve to frustrate the accomplishment of Congressional objectives underlying the Bankruptcy Code. The Plan fully meets the criterion for implied preemption of a limited number of state laws administered by the CPUC as well as certain provisions of the California Corporations Code. In particular:

•
The disaggregation of the Debtor’s assets as provided by the Plan is essential to the ability of the Debtor and its successors to obtain the financing necessary to pay all allowed claims in full, and for the Debtor to emerge from the Chapter 11 Case as a financially healthy, viable going concern.

•	A limited number of laws, regulations and decisions administered by the CPUC would effectively prohibit, veto or nullify the restructuring transactions necessary to implement the Plan.

•
Application of the specific CPUC laws to the Plan would effectively veto an effective reorganization within a reasonable time frame, and therefore stand as an obstacle to the objectives of Congress in enacting the Bankruptcy Code.

The CPUC has authority under ordinary circumstances to review and approve, among other things, a utility’s creation of new corporate entities, spin-off of subsidiaries, transfer of assets and issuance of debt and securities. These sorts of transactions generally are a critical part of the reorganization under Chapter 11 of any large entity and certainly of the Plan. Indeed, because of the size and scope of this Chapter 11 case and Debtor’s status as a regulated utility, it would be impossible to develop any plan of reorganization that did not involve at least some transactions or other corporate actions normally subject to regulatory approval by the CPUC. Any plan for payment of creditors would have to involve issuance of securities; any restructuring of the company would have to include transfers of assets or other property. But to allow the CPUC the authority to review and approve or disapprove each of these and other aspects of the Plan would, simply put, provide the CPUC with veto power over the decisions of the Bankruptcy Court. Giving the CPUC or any other state regulatory commission such veto power over chapter 11 utilities is impermissible93 in that it would result in a different bankruptcy regime in each state, each subject to the vagaries of its own regulatory commissions, a result directly contrary to the purposes of Congress in enacting the Bankruptcy Code.94

[93]	See the Bankruptcy Court’s February 7 Decision at 30, agreeing that the Bankruptcy Code “would preempt a state regulator’s absolute veto power over bankruptcy restructuring.”
[94]
The primary purpose of Chapter 11 of the Bankruptcy Code is to foster the successful reorganization of troubled companies and place them on a sound footing going forward. If a reorganization plan is hobbled by requirements of state law that make such a restructuring impossible, or that make it likely that a liquidation or further reorganization will follow, such state laws should and will be preempted. See 11 U.S.C. § 1129(a)(11):

The preempted state laws are displaced not simply because of the general policy of Chapter 11 favoring reorganizations, but because the laws stand as an obstacle to the accomplishment and execution of the full purposes and objectives of Congress. Hines v. Davidowitz, 312 U.S. 52, 67 (1941). They effectively would veto the Plan because they prohibit Debtor or other parties without the consent of the CPUC from reorganizing the Debtor’s assets to utilize the value of those assets under the Plan; from issuing securities or undertaking other financing arrangements to implement the restructuring transactions required by the Plan; and from entering into the transactions, contracts and agreements essential to implement the Plan on a timely basis without disruption to Debtor’s business or its customers, or otherwise from undertaking the transactions to implement the Plan. The preempted state laws also would nullify the transactions implementing the Plan, by treating them as if they had not occurred or as if their legal status is subject to re-examination or post-confirmation veto by the CPUC.

As set forth in this Application, the central elements of the Plan are needed to put the Reorganized Debtor on a sound financial footing, maximize inherent asset value, and meet the requirement of Section 1129(a)(11) that confirmation is not likely to be followed by the liquidation, or the need for further financial reorganization, of the Debtor. 11 U.S.C. § 1129(a)(11). In particular, as discussed above, disaggregation is economically necessary to provide PG&E with access to the financial markets and to secure necessary financing on reasonable terms, and therefore the limited preemption effected by the Plan is essential to give the Debtor the means to pay all allowed claims in full, restore equity value and achieve a “fresh start” upon emergence from bankruptcy.

The preempted state laws and the bankruptcy reorganization process are in direct conflict. If CPUC approvals are necessary, then no plan of reorganization can be confirmed by the Bankruptcy Court without such CPUC approvals. The Supremacy Clause would be turned on its head: the State regulatory scheme would displace federal bankruptcy law rather than vice versa. Since the same situation would prevail in every state, each state would in effect have its own bankruptcy regime subject to the vagaries of its regulatory authorities. It is difficult to imagine a

“The court shall confirm a plan only if the following requirements are met:

. . .

(ii) Confirmation of the plan is not likely to be followed by the liquidation, or the need for further financial reorganization, of the debtor . . . ..

A court is required to confirm a plan of reorganization if it determines that the requirements of §1129(a) are satisfied: “Subsection (a) enumerates the requirements governing confirmation of a plan. The court is required to confirm a plan if and only if all of the requirements are met.” H.R. Rep. No. 95-595, at 412 (1977), reprinted in 2001 Collier Pamphlet Ed. Pt. 1 Bankruptcy, at 963 (Mary Davies Scott & Lawrence P. King eds., 2001). See also In re Fur Creations by Varriale, Ltd., 188 B.R. 754, 758 (Bankr. S.D.N.Y. 1995) (“Elementarily stated, assuming all other requirements of 11 U.S.C. 1129(a) are satisfied, a court: 1) must confirm a plan if it garners the unanimous support of each impaired creditor class, 2) may not confirm a plan absent the affirmative vote of at least one impaired class . . . and 3) must confirm a plan that garners the support of at least one impaired class and meets the criteria for cram down in Section 1129(b).”); 7 Collier on Bankruptcy ¶ 1129.03 (15th ed. rev. 1996) (“When [the requirements of Section 1129(a)] are satisfied, the court will confirm the plan.”). Since § 1129 does not include a requirement that state regulatory authorities approve a plan, the preempted state laws, which do, directly conflict with the Bankruptcy Code.

more stark instance of state law “standing as an obstacle to the accomplishment and execution of the full purposes and objectives of Congress.”

The proposition that the Bankruptcy Code impliedly preempts state laws at issue here is supported by Public Service Co. of New Hampshire v. New Hampshire (In re Public Service Co. of New Hampshire), 108 B.R. 854 (Bankr. D.N.H. 1989), a decision holding, on facts strikingly similar to those here, that, inter alia, the Bankruptcy Code impliedly preempts state regulatory approvals in the context of a public utility company reorganization.

If the Bankruptcy Court finds that state laws that otherwise would “apply” with respect to the contemplated Transaction have been impliedly preempted (or if an appellate court reverses the Bankruptcy Court’s determination that Section 1123(a)(5) does not expressly preempt such laws), then such laws will not “apply.” Even if such rulings are appealed, the Commission, as it has done in the past, can issue an order approving the Transaction with the condition that such approval automatically will be revoked or remanded if it is ultimately found by a court of competent jurisdiction that a state approval was required.

As a result of such preemption, no state laws apply to the Transaction and, upon a ruling by the Bankruptcy Court to this effect, the Transaction will comply with Section 10(f).

ITEM 4.    Regulatory Approval

A.    Federal Energy Regulatory Commission

Applicants and their affiliates are seeking various approvals from FERC in connection with implementation of the Plan, as follows:

•
Under Section 8 of the FPA for approval for Debtor transfer of all of its FERC-licensed hydroelectric projects and licenses to subsidiaries of Gen and the GenSub LLCs and certain transmission-only licenses and certain other transmission line segments to ETrans (see Exhibit D-6.1 and D-6.2, attached hereto).

•
Under Section 203 of the FPA for the transfer of certain FERC-jurisdictional assets to ETrans and Gen or the GenSub LLCs and for the indirect transfer of the membership interests in ETrans and Gen, the spin-off of Reorganized Debtor from Parent and related matters (see Exhibit D-1.1, attached hereto);

•	Under Section 204 of the FPA for approval of issuances of securities and assumptions of liability by Debtor, Gen and ETrans as required by the Plan (see Exhibit D-4, attached hereto);

•
Under Section 205 of the FPA for acceptance of several new contracts which define the relationships necessitated by the creation of Gen and ETrans. These include the PSA pursuant to which Gen will sell power to Reorganized Debtor, various interconnection agreements between ETrans and Gen, between ETrans and Reorganized Debtor and between Gen and Reorganized Debtor, the Back-to-Back Agreement providing for continued service to Debtor’s current wholesale electric customers and a revised code of conduct for Gen (see Exhibits D-2.1 and D-3, attached hereto);

•
Under Section 7 of the NGA, Debtor, GTrans, GTN and Stanpac have sought authorizations permitting: (1) Debtor to extend its existing gas transmission system across the California-Oregon border to a point at which it would interconnect with GTN and another interstate pipeline, Tuscarora Gas Transmission Company near Malin, Oregon, by acquiring approximately three miles of interstate pipeline from GTN; (2) Debtor to transfer to GTrans and GTrans to acquire Debtor’s extended gas transmission system and GTrans to operate that system as an open-access interstate pipeline; and (3) GTrans to provide services to Reorganized Debtor during a limited transition period in accordance with the Transportation and Storage Services Agreement that provides for the continuation of service to Reorganized Debtor’s gas distribution business under rates, terms and conditions that are essentially identical to Debtor’s existing CPUC-approved rates, tariffs, and contracts.

•
In addition, Applicants are seeking declaratory orders that the proposed transaction does not violate Section 12 of the NGA or Section 305(a) of the FPA and that the GenSub LLCs are not public utilities under the FPA (see Exhibit D-1.1, attached hereto).

B.    Nuclear Regulatory Commission

Debtor and Parent are seeking the approval of the NRC, for the transfer of the NRC operating licenses for DCPP. This transfer approval involves transfer of operating authority for DCPP to Gen and transfer of ownership of the power plant to a subsidiary of Gen. Debtor and Parent have also applied to the NRC for approval, to the extent necessary, of an indirect transfer of the NRC license for possession of the retired Humboldt Bay Power Plant) that may be deemed to result from the Spin-Off of Debtor from Parent (see Exhibit D-5, attached hereto). The NRC has preliminarily concluded that this approval related to Humboldt Bay Power Plant is not required.

C.    State and Local Agencies

As explained in Item 3, Section 6 above and in the attached Memorandum of Law (attached hereto as Exhibit I), no approval by state and local agencies is necessary for actions that are part of the Transaction or otherwise are required to implement the Plan.

ITEM 5.     Procedure

It is requested that the Commission’s order granting this Application or Declaration be issued on or before August 30, 2002. Without prejudice to Applicant’s right to modify these requests if a hearing should be ordered on this application, Applicant hereby requests that there should be no recommended decision by a hearing or other responsible officer of the Commission and no 30-day waiting period between the issuance of the Commission’s order and its effective date. Applicant consents to the Division of Investment Management assisting in the preparation of the Commission’s decision and order in this matter.

ITEM 6.     Exhibits And Financial Statements

(a)    Exhibits:

A-1	ETrans LLC Agreement (previously filed)

A-2	Gen LLC Agreement (previously filed)

B-1	First Amended Plan of Reorganization under Chapter 11 of the Bankruptcy Code for Debtor Proposed by Debtor and Parent, filed with Bankruptcy Court on December 19, 2001 (previously filed)

B-1.1
Plan of Reorganization under Chapter 11 of the Bankruptcy Code for Debtor Proposed by Debtor and Parent, as prepared for distribution to creditors (incorporated by reference, Exhibit A to Exhibit B-2.1)

B-2
First Amended Disclosure Statement for First Amended Plan of Reorganization under Chapter 11 of the Bankruptcy Code for Debtor Proposed by Debtor and Parent, filed with Bankruptcy Court on December 19, 2001, as amended by Errata filed December 20, 2001 (previously filed)

B-2.1
Disclosure Statement for Plan of Reorganization under Chapter 11 of the Bankruptcy Code for Debtor Proposed by Debtor and Parent, as prepared for distribution to creditors (Exhibit J to this Exhibit to be filed by amendment)

B-3	Master Separation and Distribution Agreement

B-3.1	Tax Matters Agreement Between Parent and Debtor (to be filed by amendment)

B-4	Form of Asset Transfer, Assignment and Assumption Agreement between Debtor and ETrans and between Debtor and Gen

B-6.1	Form of Lease between Gen and Diablo Canyon LLC (previously filed)

B-6.2	Form of Lease between Gen and GenSub LLCs holding FERC-Jurisdictional Hydroelectric Licenses (previously filed)

C.
Omitted. In reliance upon an exemption from registration afforded by Section 1145(a) of the Bankruptcy Code, to be confirmed by a no-action letter requested from Staff of Division of Corporation Finance, none of Debtor, ETrans, GTrans or Gen will file registration statements with this Commission under the Securities Act for the securities to be issued by or to Debtor and distributed to Debtor’s creditors in satisfaction of allowed claims, although registration statements may be filed in connection with resales thereof. Debtor, ETrans, Gen and GTrans may issue certain of the notes in connection with financing Debtor’s emergence from bankruptcy to the public in one or more public offerings, in which case they will file registration statements. Parent also plans to distribute an information statement to holders of Parent common stock prior to the Spin-Off. Because the issuances of such securities are not jurisdictional activities, the registration statements and information statement discussed above are not being filed herewith.

D-1.1
Application Seeking Approval under Section 203 of the FPA and Related Declaratory Orders under Sections 201 and 305 of the FPA and Section 12 of the NGA (exhibits and attachments not provided herein available upon request) (previously filed)

D-1.2	FERC Section 203 Proceeding—Direct Testimony of Kent M. Harvey regarding Effect of Bankruptcy on PG&E and Description of the Plan (Exhibit PGE-1) (previously filed)

D-1.3	FERC Section 203 Proceeding—Direct Testimony William H. Hieronymus regarding Horizontal Competitive Analysis (Exhibit PGE-2) (previously filed)

D-1.4	FERC Section 203 Proceeding—Direct Testimony of J. Stephen Henderson regarding Vertical Competitive Analysis (Exhibit PGE-3) (previously filed)

D-1.5	FERC Section 203 Proceeding—Direct Testimony of Stephen J. Metague regarding Ratepayer Protection (Exhibit PGE-4) (previously filed)

D-1.6	FERC Section 203 Proceeding—Direct Testimony of Joseph G. Sauvage regarding Cash and Debt Requirements of Plan (Exhibit PGE-5) (previously filed)

D-1.7	FERC Section 203 Proceeding—Direct Testimony of James K. Asselstine regarding Cost of Debt (Exhibit PGE-6) (previously filed)

D-1.8	FERC Section 203 Proceeding—Direct Testimony of Stewart C. Myers and A. Lawrence Kolbe regarding Cost of Capital; Quantification (Exhibit PGE-7) (previously filed)

D-1.9	FERC Section 203 Proceeding—Direct Testimony of Susan F. Tierney regarding Other Public Policy Benefits of Plan (Exhibit PGE-8) (previously filed)

D-1.10	FERC Section 203 Proceeding—Direct Testimony of G. Mitchell Wilk regarding Public Policy Benefits of Plan to California (Exhibit PGE-9) (previously filed)

D-2.1	Application of Gen for Order Accepting Power Sales Agreement and Interim Code of Conduct (exhibits and attachments not provided herein available upon request) (previously filed)

D-2.2	Power Sales Agreement between Gen and Debtor (Attachment A) (previously filed)

D.2.3	FERC Section 205 Proceeding—Direct Testimony of Eugene T. Meehan addressing Benchmark Evidence (Exhibit No. GEN-2) (previously filed)

D.2.4	FERC Section 205 Proceeding—Direct Testimony of Joseph G. Sauvage addressing the Need for the Power Sales Agreement to Enable Debtor to Emerge from Bankruptcy (Exhibit No. GEN-4) (previously filed)

D-3	Submission for Filing with FERC of Agreements among ETrans, Debtor and Gen (exhibits and attachments available upon request) (previously filed)

D-4	Application of Debtor, ETrans and Gen for Authorization from FERC for Issuances of Securities and Assumptions of Liabilities (exhibits and attachments available upon request) (previously filed)

D-5	Application of Debtor for License Transfer from NRC for DCPP (exhibits and attachments available upon request) (previously filed)

D-6.1
Application of Debtor for Authorization from FERC for Transfer of License and Conveyance of Interests in Hydroelectric Facilities (exhibits and attachments available upon request; one of 26 applications included, others available upon request) (previously filed)

D-6.2	Application of Debtor for Authorization from FERC for Transfer of Licenses of Transmission-Line Only Projects to ETrans LLC (exhibits and attachments available upon request) (previously filed)

E	Map Showing Properties and Interconnections of Debtor, ETrans and Gen (filed on Form SE) (previously filed)

F-1	Preliminary Opinion of Counsel to Parent, Newco and Debtor (to be filed by amendment)

F-2	Past-tense Opinion of Counsel to Parent, Newco and Debtor (to be filed by amendment)

G-1	Opinion of Lehman Brothers, dated January 28, 2002 (previously filed)

G-2	Preliminary Valuation of Electric Generation LLC, of Rothschild Inc., dated January 14, 2002 (previously filed)

G-3	Moody’s Investors Service, Rating Review dated October 9, 2001 (previously filed)

G-4	Standard & Poor’s News Release dated January 17, 2002 (previously filed)

G-5	Corporate Structure of Parent and Subsidiaries before Transaction

G-6	Corporate Structure of Parent and Subsidiaries after Transaction

H-1	Annual Report of Parent on Form 10-K for the year ended December 31, 2000 (incorporated by reference, File/Reg Number 001-12609) (previously filed)

H-2	Annual Report of Debtor on Form 10-K for the year ended December 31, 2000 (incorporated by reference, File/Reg Number 001-02348) (previously filed)

H-3	Quarterly Report of Parent on Form 10-Q for the quarterly period ended September 30, 2001 (incorporated by reference, File/Reg Number 001-12609) (previously filed)

H-4	Quarterly Report of Debtor on Form 10-Q for the quarterly period ended September 30, 2001 (incorporated by reference, File/Reg Number 001-02348) (previously filed)

H-5	Annual Report of Parent on Form 10-K for the year ended December 31, 2001 (incorporated by reference, File/Reg Number 001-12609)

H-6	Annual Report of Debtor on Form 10-K for the year ended December 31, 2001 (incorporated by reference, File/Reg Number 001-02348)

H-7	Quarterly Report of Parent on Form 10-Q for the quarterly period ended March 31, 2002 (incorporated by reference, File/Reg Number 001-12609)

H-4	Quarterly Report of Debtor on Form 10-Q for the quarterly period ended March 31, 2002 (incorporated by reference, File/Reg Number 001-02348)

I	Memorandum of Law regarding Bankruptcy Preemption of State Laws

K	Form of Notice (previously filed)

(b) Financial statements:

FS-1	Parent Income Statement for 12-Month Period Ending September 30, 2001 and Balance Sheet as of September 30, 2001 (previously filed)

FS-1.1	Parent Income Statement for 12-Month Period Ending December 31, 2001 and Balance Sheet as of December 31, 2001 (incorporated by reference to Exhibit H-5)

FS-2	Debtor Income Statement for 12-Month Period Ending September 30, 2001 and Balance Sheet as of September 30, 2001 (previously filed)

FS-2.1	Debtor Income Statement for 12-Month Period Ending December 31, 2001 and Balance Sheet as of December 31, 2001 (incorporated by reference to Exhibit H-6)

FS-3	Parent Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2001

FS-4	Parent Unaudited Pro Forma Consolidated Statement of Income for 12-month Period Ending December 31, 2001

ITEM 7.     Information As To Environmental Effects

As described in Item 1, the proposed Transaction is of a strictly organizational and financial nature. Accordingly, the Commission’s action in this matter will not constitute any major federal action significantly affecting the quality of the human environment. Consummation of the Transaction will not result in any changes in the operations of Parent or Debtor or any of their subsidiaries.

No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed Transaction.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

/s/ BRUCE R. WORTHINGTON
Bruce R. Worthington Senior Vice President and General Counsel PG&E Corporation

/s/ BRUCE R. WORTHINGTON
Bruce R. Worthington President and Treasurer Newco Energy Corporation

/s/ KENT M. HARVEY
Kent M. Harvey Senior Vice President—Chief Financial Officer and Treasurer Pacific Gas and Electric Company

/s/ BRUCE R. WORTHINGTON
Bruce R. Worthington President and Treasurer Electric Generation LLC
Dated:    June 4, 2002